As filed with the Securities and Exchange Commission on October 9, 2007
Registration No. 333-132906

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2 TO
FORM SB-2 ON FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SHENGDATECH, INC.
(Exact name of registrant as specified in its charter)

Nevada	2899	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Youth Pioneer Park
Taian Economic and Technological Development Zone
Tai’an City, Shandong Province 271000
People’s Republic of China
(86-538) 856 0618
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Xiangzhi Chen
Chief Executive Officer
Taian Economic and Technological Development Zone
Tai’an City, Shandong Province 271000
People’s Republic of China
(86-538) 856 0618
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Jiannan Zhang, Esq. Cadwalader, Wickersham & Taft LLP China Central Place, Tower 2, Suite 2301 79 Jianguo Road Beijing, China 100025

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, as amended check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

Subject to Completion, dated October 9, 2007

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

8,312,603 Shares

SHENGDATECH, INC.

Common Stock

This prospectus relates to shares of common stock of ShengdaTech, Inc. that may be offered for sale for the account of the selling stockholders identified in this prospectus. The selling stockholders may offer and sell from time to time up to 8,312,603 shares of our common stock.

The selling stockholders may sell all or any portion of their shares of common stock in one or more transactions on The NASDAQ Capital Market or in private, negotiated transactions. Each selling stockholder will determine the prices at which it sells its shares. Although we will incur expenses in connection with the registration of the common stock, we will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders.

Our common stock is listed on The NASDAQ Capital Market under the symbol “SDTH.”

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 9, 2007.

If it is against the law in any state to make an offer to sell these shares, or to solicit an offer from someone to buy these shares, then this prospectus does not apply to any person in that state, and no offer or solicitation is made by this prospectus to any such person.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

-i-

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our audited consolidated financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this prospectus.

Our Company

We are a leading manufacturer and supplier of nano precipitated carbonated calcium, or “NPCC,” for tires, plastics, paints and papers in China. We sell our NPCC products directly to leading tire and plastics manufacturers in Northern China. We also manufacture coal-based chemicals including ammonia bicarbonate, liquid ammonia, methanol and melamine. Our coal-based chemicals are delivered directly to our customers or through distributors in Shandong Province, China.

Our Reorganization and Corporation Structure

In March of 2006, our company completed a reverse acquisition of Faith Bloom Limited, a British Virgin Islands company, as a result of which Faith Bloom became our wholly-owned subsidiary and is deemed to be the accounting acquiror of our company. In December of 2005, Faith Bloom completed a reorganization in which it acquired Shandong Haize Nano Co. Ltd. and Shandong Bangsheng Chemical Co. Ltd. as Faith Bloom’s wholly-owned subsidiaries. Except as expressly stated otherwise, all financial information contained in this prospectus has been restated on a retroactive basis to present the reorganizations as though they had been in place for all periods presented. The functional currency of our operating subsidiaries in the PRC is the Chinese Yuan Renminbi (“CNY”); however, our consolidated financial statements have been expressed in United States Dollars (“USD”). The consolidated balance sheets have been translated into USD at the exchange rates prevailing at each balance sheet date. The consolidated statements of operations have been translated using the weighted average exchange rates prevailing during the operating periods of each statement. In addition, all share information contained in this prospectus gives effect to a one-for- two reverse split of our common stock effected in February 2006. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Reorganization” and Note 1 to our consolidated financial statements contained elsewhere in this prospectus for a more detailed description of these reorganizations.

On January 3, 2007, we amended our articles of incorporation to change the name of our company from Zeolite Exploration Company to ShengdaTech, Inc.

Our Market Opportunity

The market for our NPCC products is large and growing rapidly in China . As an example of their increased applications, we have developed new NPCC products for paints and papers and completed initial tests with potential customers. All of these additional applications will broad our customer base and increase our growth potential. With China’s continued economic success, we believe the market for our NPCC products will continue to grow. Our goal is to capitalize on the growing market for NPCC products.

Critical elements of our approach include:

•	Focusing on the market for NPCC products: We believe our focus on NPCC products enables us to have higher profit margins and bigger market than our coal based chemicals.

•
Developing advanced technologies for manufacturing NPCC products: Our experienced research and development team coupled with our partnership with universities in China focuses on developing new technologies for NPCC products characterized by high quality and low cost.

•
Developing new NPCC products: To increase the applications of our NPCC products, we develop new proprietary formulas that can be applied in other industries. We believe our broad range of NPCC products offers a high quality and low cost solution to our customers’ requirements.

•	Increase our NPCC production capacity: The market for our NPCC products continues to grow and we intend to increase our capacity to meet the demand.

Our Competitive Strengths

 We believe we have the following strengths:

•	Cutting-edge NPCC manufacturing technology.

•	Proprietary NPCC modification formulas.

•	Strategic alliances with universities.

•	Greater capacity to meet the NPCC demand.

•	Stable and low-cost supply of high quality limestone.

Our Strategy

Our objective is to become the leading supplier of NPCC products, with an initial focus on China. Our key strategies to achieve this objective include the following:

•	Expand our capacity to meet demand.

•	Achieve low production cost.

•	Provide high quality products.

•	Develop cutting-edge products through research and development.

Risk Factors

An investment in our common stock involves a high degree of risk. The following risks, as well as the other risks discussed in “Risk Factors,” should be carefully considered before participating in this offering:

•	Our NPCC products have limited application.

•	Our revenues from chemical products depend heavily on government policies.

•	Our chemical manufacturing business is highly risky and hazardous.

•	The cost of our raw materials fluctuates significantly.

•	Expansion of our business may put added pressure on our management and operational infrastructure

•	Our business depends on our ability to protect our intellectual property effectively.

•	We receive a significant portion of our revenues from a small number of customers.

•	Some of our chemical products experience a glut of supply.

•	Our NPCC business depends significantly on the tire industry.

•	We extend relatively long payment terms for accounts receivable.

•	We have difficulties attracting highly-trained personnel.

Corporate Information

We were incorporated in Nevada in 2001. Our immediate subsidiary, Faith Bloom Ltd., was incorporated in the British Virgin Islands in 2005. Our operating subsidiaries, Shandong Haize Nanomaterials Co., Ltd. and Shandong Bangsheng Chemicals Co., Ltd., were incorporated in China in 2004. Our principal executive offices are located at Youth Pioneer Park, Tai’an Economic and Technological Development Zone, Tai’an City, Shandong Province 271000, People’s Republic of China or at 86-538-856-0609. The information on, or accessible through, our web site is not part of this prospectus. Unless the context requires otherwise, references in this prospectus to “ShengdaTech” “we,” “us” and “our” refer to ShengdaTech, Inc. and its wholly owned subsidiaries on a consolidated basis.

SUMMARY CONSOLIDATED FINANCIAL DATA

We present below our summary consolidated financial data. The summary consolidated statement of operations data for each of the three years in the period ended December 31, 2006, and the actual summary consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes, each included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period.

				Six Months Ended
	Year Ended December 31,			June 30,
	2004	2005	2006	2006	2007
Consolidated Statement of Operations Data				(unaudited)	(unaudited)
Revenue:
Chemical	$37,369,278	$43,985,596	$50,592,217	23,349,984	25,057,296
Nano-material	12,741,169	14,613,733	22,007,814	7,266,673	19,803,504
Total revenue	50,110,447	58,599,329	72,600,031	30,616,657	44,860,800
Cost of Revenue:
Chemical	28,526,258	31,752,100	37,924,593	17,875,496	18,724,737
Nano-material	8,124,449	9,264,339	13,297,976	4,613,910	11,496,571
Total cost of revenue	36,650,707	41,016,439	51,222,569	22,489,406	30,221,308
Gross Profit	13,459,740	17,582,890	21,377,462	8,127,251	14,639,492
Operating expenses
Sales & marketing	763,186	865,338	1,260,647	442,862	840,725
General & administrative	926,174	967,357	2,641,474	1,187,423	1,194,371
Impairment of preperty and equipment	230,846	—	—	—	—
Total operating expenses	1,920,206	1,832,695	3,902,121	1,630,285	2,035,096

Income form operations	11,539,534	15,750,195	17,475,341	6,496,966	12,604,396
Other income	—	129,665	—	109,996	—
Interest income	22,848	82,611	140,375	44,476	132,286
Interest expense	5,331	—	89,068	—	—
Income before provision for income taxes	11,557,051	15,962,471	17,526,648	6,651,438	12,736,682
Provision for tax	4,144,713	—	—	—	1,297,167
Net Income	$$7,412,338	$$15,962,471	$17,526,648	6,651,438	11,439,515

	As of December31,		As of June 30,
	2005	2006	2007
Consolidated Balance Sheet Data			(unaudited)
Cash and cash equivalents	$10,749,300	$34,684,142	$27,625,972
Other current assets	10,628,352	8,771,530	14,738,028
Working capital	16,192,912	33,555,584	30,192,709
Property and equipment,net	8,579,676	23,573,680	39,731,340
Total assets	29,957,328	67,029,352	82,189,920
Total liabilities	5,184,740	9,900,088	12,171,291
Total shareholder's equity	24,772,588	57,129,264	70,018,629

RISK FACTORS

You should carefully consider the following risk factors before investing in our common stock. Our business and results of operations could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you may lose part or all of your investment.

Risks Related To Our NPCC Business

We may not be able to maintain our lead in NPCC technology.  At present, we are the only NPCC manufacturer that supplies the tire industry in China and also the largest NPCC manufacturer in China in terms of manufacturing capacity. Our competitive edge depends heavily on the new technology employed in our NPCC manufacturing process. If a better technology than ours can be developed for manufacturing NPCC or a new product can be developed to replace NPCC, we may lose our competitive advantage and our results may be adversely impacted.

Our NPCC products have limited application. We may not be able to increase the market for our NPCC products. Presently, our existing NPCC products are used as additives for tires, polyvinyl chloride (“PVC”) building materials, paints and inks. Our products, therefore, depend heavily on a limited number of industries. Our growth potential may be limited if we cannot expand the market for our existing NPCC products or develop new products for other industries. Although we have increased our research and development to expand the range of application of our NPCC products, there is no assurance that we will succeed in our effort.

We may not be able to continue to produce high-quality NPCC products, which may negatively impact our business. Our NPCC products are in demand because of their high quality. If we fail to continue to produce high quality NPCC products, our reputation may be harmed and our business may suffer as a result.

Our NPCC business depends significantly on the tire industry. If the composition of tires changes and we fail to develop formulas that are applicable for the new composition, our NPCC business could be harmed. Currently, our NPCC business derives a significant amount of revenues from sales to tire manufacturers. Due to our modification technology, our modified NPCC products can be used in tire production to obtain desired properties since the current tire composition allows for calcium carbonate as an additive. If the composition of tires changes in the future, our modification technology may not be compatible with the change. As a result, our NPCC business could suffer.

Risks Related to Our Coal-Based Chemical Business

Our revenues from coal-based chemical products depend heavily on government policies. If the government changes its policies, our revenues and profit from our chemical products could decrease significantly.   To boost the income of millions of Chinese farmers and enhance China’s national security, the Chinese government has instituted policies that encourage farmers in China to increase their production of grains by limiting the price of ammonium fertilizers while at the same time providing the fertilizer industry some relief, including capping the price of raw materials, providing for preferential pricing for electricity and exempting value added tax. Due to the policies, our chemical business is able to realize a profitable margin. However, the Chinese government changes its policies from time to time. If the Chinese government changes the policies currently in place that compensate our loss due to the price control, our revenues and profit from our chemical business could suffer.

Our coal-based chemical manufacturing business is highly risky and hazardous. We may face environmental and safety problems. Our chemical manufacturing process produces exhaust gas and waste water which may pollute the environment. If an accident occurs in our chemical plant, toxic gas and other pollutants could leak and cause serious pollution problems. Moreover, most of our chemical products are flammable, explosive, and dangerous, and pose a threat to the health and safety of our employees and residents around our facility, and if any accident occurs during manufacturing or in transportation, there could be dire consequences.

Some of our coal-based chemical products experience a glut of supply. Our chemical business may suffer if the oversupply lasts for an extended period.   Due to an overcapacity of production facilities and increase in foreign imports, the price for coal based chemicals, especially methanol and melamine, has decreased significantly in the last two years. Due to the low cost of our production process, this price decrease has not had a significant impact on our results. However if the oversupply lasts for an extended period, our chemical business may suffer.

China is tightening its environmental law and strengthening its enforcement, which could adversely affect our chemical business. With increased environmental awareness among Chinese citizens, the Chinese government is beginning to tighten environmental laws and regulations. Recently, the Chinese government has stepped up its enforcement efforts due to the occurrence of several significant environmental disasters. Our coal-based chemical plant is located very close to residential and business properties. If the government decides to toughen its environmental policies and order us to cease operation or relocate, our business could be significantly harmed.

Risks Related to Our Operations

Our business, financial condition and operating results depend on our customers’ future success with their products, which may fail to achieve the results we and our customers expect. Currently, we supply the tire industry, the PVC building materials industry, and the paints/coating/ink industry. The potential for growth and success of our NPCC business largely depend on our customers’ future success in their products. If our customers are not successful in developing their products, their demand for our NPCC products may decrease. Our business may be adversely impacted as a result.

We and our suppliers and customers are vulnerable to natural disasters which could severely disrupt the normal operation of our business and adversely affect our business, financial condition and operating results. We operate multiple facilities and source products from companies who operate facilities, which may be damaged or disrupted as a result of natural disasters such as earthquakes, floods, and heavy rains, technical disruptions such as electricity or infrastructure breakdowns, computer glitches and electronic viruses. Such events may lead to the disruption of information systems and telecommunication services for sustained periods. They also may make it difficult or impossible for employees to reach our business locations. Damage or destruction that interrupts our provision of products could adversely affect our reputation, our relationships with clients, or cause us to incur substantial additional expenditure to repair or replace damaged equipment or facilities. We may also be liable to our customers for disruption in service resulting from such damage or destruction. Furthermore, the operations of our suppliers could be subject to natural disasters and other business disruptions, which could cause shortages and price increases in various materials essential for the manufacturing of our products or result in shortage of our products. If we are unable to procure an adequate supply of raw materials that are required for us to manufacture our products, our revenue and operating results would be adversely affected.

The sales cycle for our products is difficult to predict, which may make it difficult to plan our expenses and forecast our operating results and could have an adverse effect on our financial results and share price. If our sales cycle lengthens, our quarterly operating results may become less predictable and may fluctuate more widely than in the past. Due to the relatively large size of some orders, a delayed sale could have a material adverse effect on our quarterly revenue and operating results. If our projected revenue does not meet our expectations, we are likely to experience a shortfall in our operating profit relative to our expectations. As a result, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication for future performance. It is also possible that our quarterly results of operations may be below the expectations of public market analysts and investors. If this happens, the price of our common stocks will likely decrease.

Risks Related to Our Material Supply and Product Distribution

The cost of our raw materials fluctuates significantly, which may adversely impact our profit margin and financial position. Both our NPCC and chemical businesses use coal as raw material. In the last few years, coal prices have fluctuated substantially. Although the price for coal dropped last year, it may increase in the future due to the rapid development of the Chinese economy and the resulting demand for energy. If the price for coal increases again, our profit margin could decrease considerably.

We are dependent on our suppliers for key materials such as coal and limestone. Coal and limestone are the key raw materials for our business. We use a large amount of coal and limestone in our manufacturing process. We have to purchase these raw materials from suppliers since we do not mine coal or limestone ourselves. As a result, any failure to secure and maintain the purchase and management of such key raw materials could materially and adversely affect our business, financial condition and operating results.

We receive a significant portion of our revenues from a small number of customers. Our business will be harmed if our customers reduce their orders from us. Our NPCC products are sold to only a small number of major customers mainly located in Shandong Province and northern China with large orders each year. Our major chemical product liquid ammonia is sold only to a small number of major customers with large orders located within a short distance of our facilities due to the fact that shipping any product long-distance will make it non-competitive in price. Although no customer individually accounted for more than 10% of our total revenues for the fiscal year ended December 31, 2006 in our aggregate business, our four largest customers in the tire and PVC segments accounted for 42.5% and 59.48%, respectively, of our revenues from these segments in fiscal 2006. Dependence on a few customers could make it difficult to negotiate attractive prices for our products and could expose us to   the risk of substantial losses if a single dominant customer ceases purchasing. If we lose any customers and are unable to replace them with other customers that would purchase a similar amount of our products, our revenues and net income would decline considerably.

We extend relatively long payment terms for accounts receivable.  If any of our customers fails to pay us, our revenues may be affected as a result. As is customary in China, we extend relatively long payment terms to our customers ranging from 45 to 90 days. As a result of the size of many of our orders, these extended terms adversely affect our cash flow and our ability to fund our operations from our operating cash flow. The failure of our customers to pay us timely would negatively affect our working capital, which could in turn adversely affect our cash flow.

Our customers often place large orders for products, requiring fast delivery, which impacts our working capital. If our customers do not incorporate our products into their products and sell them in a timely fashion, for example, due to excess inventories, sales slowdowns or other issues, they may not pay us in a timely fashion, even on our extended terms. This failure to pay timely may defer or delay further product orders from us, which may adversely affect our cash flows, sales or income in subsequent periods.

Risks Related to Our Management and Personnel

Expansion of our business may put added pressure on our management and operational infrastructure impeding our ability to meet any increased demand for our NPCC products and possibly hurting our operating results. Our business plan is to significantly grow our operations to meet anticipated growth in demand for existing NPCC products. Growth in our business may place a significant strain on our personnel, management, financial systems and other resources. The evolution of our business also presents numerous risks and challenges, including:

•	the continued acceptance of our NPCC products by the tire industry;

•	our ability to successfully and rapidly expand sales to potential customers in response to potentially increasing demand;

•	the costs associated with such growth, which are difficult to quantify, but could be significant;

•	rapid technological change; and

•	the highly competitive nature of the fine calcium carbonate industry.

If we are successful in obtaining rapid market growth of our NPCC products, we will be required to deliver large volumes of quality products to customers on a timely basis at a reasonable cost to those customers. Meeting any such increased demands will require us to expand our manufacturing facilities, to increase our ability to purchase raw materials, to increase the size of our work force, to expand our quality control capabilities and to increase the scale upon which we produce products. Such demands would require more capital and working capital than we currently have available.

We depend on key personnel for our business operations. Our future success depends substantially on the continued services of our executive officers, especially Xiangzhi Chen, our chief executive officer and chairman of our board of directors, Xukui Chen, head of chemical business, and Zhaowei Ma, head of our NPCC business. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers.

We have difficulties attracting highly-trained personnel. Our business may be harmed as a result. Our business is located in a small city where there are few institutions of higher learning. Our business, however, requires well-trained technical and engineering personnel. Experienced personnel typically tend to be concentrated in major metropolitan areas and may be unwilling to relocate to a small city. If we are not able to recruit the necessary experienced personnel, we could have a shortage of skilled workers and may not be able to cope with the rapid expansion of our business.

Risks Related to Our Technology

Our business depends on our ability to protect our intellectual property effectively. If any of our patents is not protected or any of our trade secrets is divulged, we may lose our competitive edge. The success of our business depends in substantial measure on the legal protection of the patents which we are licensed to use or we may co-own as a result of our joint development program with Tsinghua University in China and other proprietary rights in technology we hold. We hold licensed patents in China and have a patent application pending in China regarding technologies important to our business. Monitoring infringement of intellectual property rights is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our intellectual property in China where it may be difficult to enforce the law to protect our proprietary rights as compared to the laws of the United States. The validity and breadth of claims in patents and trade secrets involve complex legal and factual questions and, therefore, the extent of their enforceability and protection is highly uncertain. Issued patents or patents based on pending patent applications or any future patent applications or trade secrets may not exclude competitors or may not provide a competitive advantage to us. In addition, patents that are licensed to us or that may be issued to us may not be held valid if subsequently challenged and others may claim rights in or ownership of such patents. Furthermore, we cannot assure you that our competitors have not developed, or will not develop similar products, will not duplicate our products, or will not design around any patents issued to or licensed by us.

We claim proprietary rights in various unpatented technologies, know-how, trade secrets and trademarks relating to products and manufacturing processes. We protect our proprietary rights in our products and operations through contractual obligations, including nondisclosure agreements. If these contractual measures fail to protect our proprietary rights, any advantage those proprietary rights provide to us would be negated. Our NPCC products are differently formulated for different applications. The formulas are maintained as trade secrets and are revealed only to a small number of technical and management personnel. The trade secrets provide us a competitive edge in the tire industry and no other NPCC manufacturers have successfully entered the tire industry. If any of the trade secrets are divulged, we could lose our competitive edge in the tire industry and others.

We may have difficulties in enforcing our intellectual property rights through litigation. Litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of proprietary rights of others. We cannot assure you that the outcome of such potential litigation will be in our favor. Such litigation may be costly and may divert management attention as well as our other resources away from our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations and financial considerations.

We may not be able to secure patent for our membrane dispersion technology for manufacturing NPCC, which may have an adverse impact on our business. Our new NPCC facility in Shaanxi employs the membrane dispersion technology which was developed jointly by us and Tsinghua University. The technology enables us to manufacture NPCC with better quality and lower costs. We have applied to China’s State Patent Office for a patent on the technology. Although our application was published for public comments in May last year, there is no assurance that we will eventually obtain the patent. If the Chinese state Patent Office denies our application because our technology is not patentable or someone challenges our application, our business may be adversely impacted.

Risks Related To Our Industry

China’s commitments to the World Trade Organization may intensify competition. In connection with its accession to the World Trade Organization, China made many commitments including opening its markets to foreign products, allowing foreign companies to conduct distribution business and reducing customs duties. As a result, foreign manufacturers may ship their NPCC products or establish manufacturing facilities in China. Competition from foreign companies may reduce profit margins and hence our business results would suffer.

Our failure to comply with ongoing governmental regulations could hurt our operations and reduce our market share. In China, the chemical industry is undergoing increasing regulations as environmental awareness increases in China. The trend is that the Chinese government toughens its regulations and penalties for violations of environmental regulations. New regulatory actions are constantly changing our industry. Although we believe we have complied with applicable government regulations, there is no assurance that we will be able to do so in the future.

If we cannot compete successfully for market share against other NPCC product companies, we may not achieve sufficient product revenues, and our business could suffer. The market for our products is characterized by intense competition and rapid technological advances. Our products compete with a multitude of products developed, manufactured and marketed by others and we expect competition from new market entrants in the future. Existing or future competing products may provide better quality, greater utility, lower cost or other benefits from their intended uses than our products, or may offer comparable performance at lower cost. If our products fail to capture and maintain market share, we may not achieve sufficient product revenues, and our business would suffer.

Risks Related To Doing Business In China

Changes in China’s political or economic situation could harm us and our operational results. Economic reforms adopted by the Chinese government have had a positive effect on the economic development of the country, but the government could change these economic reforms or any of the legal systems at any time. This could either benefit or damage our operations and profitability. Some changes that could have this effect are:

•	Level of government involvement in the economy;

•	Control of foreign exchange;

•	Methods of allocating resources;

•	Balance of payments position;

•	International trade restrictions; and

•	International conflict.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in many ways. The economic reforms in China have been conducted under a tight control of the Chinese government. As a result of these differences, we may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

Our business is largely subject to the uncertain legal environment in China and your legal protection could be limited. The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which precedents set in earlier legal cases are not generally used. The overall effect of legislation enacted over the past 20 years has been to enhance the protections afforded to foreign invested enterprises in China. However, these laws, regulations and legal requirements are relatively recent and are evolving rapidly, and their interpretation and enforcement involves uncertainties. These uncertainties could limit the legal protections available to foreign investors, such as the right of foreign invested enterprises to hold licenses and permits such as requisite business licenses. In addition, all of our executive officers and our directors are residents of China, and substantially all the assets of these persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. China only recently has permitted provincial and local economic autonomy and private economic activities. Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy, or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we hold in Chinese properties.

Future inflation in China may inhibit our activity to conduct business in China. In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation. During the past ten years, the rate of inflation in China has been as high as 20.7% and as low as -2.2%. These factors have led to the adoption by Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. While inflation has been more moderate since 1995, high inflation may in the future cause Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively. The majority of our revenues will be settled in Renminbi and U.S. Dollars, and any future restrictions on currency exchanges may limit our ability to use revenue generated in Renminbi to fund any future business activities outside China or to make dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only buy, sell or remit foreign currencies after providing valid commercial documents at those banks in China authorized to conduct foreign exchange business. In addition, conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi.

The value of our securities will be affected by the foreign exchange rate between U.S. dollars and Renminbi. The value of our common stock will be affected by the foreign exchange rate between U.S. dollars and Renminbi, and between those currencies and other currencies in which our sales may be denominated. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our financial position, the business of the company, and the price of our common stock may be harmed. If we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our common stock or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced.

We may not be able to distribute our assets upon liquidation. Our assets are predominately located inside China. Under the laws governing foreign investment enterprises in China, dividend distribution and liquidation are allowed but subject to special procedures under the relevant laws and rules. Any dividend payment will be subject to the decision of the board of directors and subject to foreign exchange rules governing such repatriation. Any liquidation is subject to both the relevant government agency’s approval and supervision as well the foreign exchange control. This may generate additional risk for our investors in case of liquidation.

We may be treated as a resident enterprise for PRC tax purposes after the Enterprise Income Tax Law becomes effective on January 1, 2008, which may subject us to PRC income tax for any dividends we receive from our subsidiaries and PRC income tax withholding for any dividends we pay to our non-PRC shareholders. The Enterprise Income Tax Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25.0% enterprise income tax rate as to their global income, including income we receive from our subsidiaries. The term “de facto management bodies” is not defined under the Enterprise Income Tax Law and it is currently unclear in which situations a non-PRC enterprise’s “de facto management body” is located in China. All of our management is currently based in China, and if a majority of the members of our management team continue to be located in China after the effective date of the Enterprise Income Tax Law, we may be considered a PRC resident enterprise and therefore subject to PRC enterprise income tax at the rate of 25% on our worldwide income, which will include any dividend income we receive from our subsidiaries. If we are required under the Enterprise Income Tax Law to pay income tax for any dividends we receive from our subsidiaries, our revenues could decrease significantly.

Our subsidiaries in China are subject to restrictions on dividend payments and making other payments to us or any other affiliated company. We are primarily a holding company and do not conduct any business operations other than our holding of the equity interests in China. As a result, we rely on dividends, consulting and other fees paid to us by our subsidiaries in China. Our ability to pay dividend and meet our obligations is partially dependent upon receiving such payments from our subsidiaries in China. PRC regulations permit payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations. Our subsidiaries in China are also required to set aside at least 10% of their after-tax profits, if any, each year according to Chinese accounting standards and regulations to fund certain reserve funds, unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends. Furthermore, our subsidiaries are required to allocate portions of their respective after-tax profits to their enterprise expansion funds and staff welfare and bonus funds at the discretion of their boards of directors.

We have limited business insurance coverage in China, which could harm our business. We are exposed to many risks, including equipment failures, natural disasters, industrial accidents, power outages, and other business interruptions. Furthermore, if any of our products are faulty, then we may become subject to product liability claims or we may have to engage in a product recall. We do not carry business interruption insurance and as a result, we may be required to pay for financial and other losses, damages and liabilities, including those caused by natural disasters and other events beyond our control, out of our own funds, which could have a material adverse effect on our business, financial condition and results of operations.

Any future outbreak of severe acute respiratory syndrome or avian influenza in China, or similar adverse public health developments, may severely disrupt our business and operations. A renewed outbreak of severe acute respiratory syndrome, the Avian Flu or another widespread public health problem in China, where all of our manufacturing facilities are located and where all of our revenues are derived from, could have a negative effect on our operations. In addition, there have been confirmed human cases of avian influenza in PRC, Vietnam, Iraq, Thailand, Indonesia, Turkey, Cambodia and other countries which have proven fatal in some instances. If such an outbreak or any other similar epidemic were to spread in China, where our operations are located, it may adversely affect our business and operating results.

Such an outbreak could have an impact on our operations as a result of:

•	quarantines or closures of our manufacturing facilities or the retail outlets, which would severely disrupt our operations,

•	the sickness or death of our key officers and employees, and

•	a general slowdown in the Chinese economy.

Risks Related To The Market For Our Stock

The trading prices of many companies that have business operations only in China have been volatile, which may result in large fluctuations in the price of our common stock and losses for investors. The stock market has experienced significant price and volume fluctuations that have particularly affected the trading prices of equity securities of many companies that have business operations exclusively in China. These fluctuations have often been unrelated or disproportionate to the operating performance of many of these companies. Any negative change in the public’s perception of these companies could decrease our stock price regardless of our operating results. The market price of our common stock has been and may continue to be volatile. We expect our stock price to be subject to fluctuations as a result of a variety of factors, including factors beyond our control. These factors include:

•	actual or anticipated variations in our quarterly operating results;

•	announcements of technological innovations or new products or services by us or our competitors;

•	announcements relating to strategic relationships or acquisitions;

•	additions or terminations of coverage of our common stock by securities analysts;

•	statements by securities analysts regarding us or our industry;

•	conditions or trends in the our industry; and

•	changes in the economic performance and/or market valuations of other NPCC and chemical companies.

The prices at which our common stock trades will affect our ability to raise capital, which may have an adverse affect on our ability to fund our operations.

Our common stock may be considered to be a “penny stock” and, as such, the market for our common stock may be further limited by certain SEC rules applicable to penny stocks. To the extent the price of our common stock remains below $5.00 per share or we have net tangible assets of $2,000,000 or less, our common shares will be subject to certain “penny stock” rules promulgated by the SEC. Those rules impose certain sales practice requirements on brokers who sell penny stock to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000). For transactions covered by the penny stock rules, the broker must make a special suitability determination for the purchaser and receive the purchaser’s written consent to the transaction prior to the sale. Furthermore, the penny stock rules generally require, among other things, that brokers engaged in secondary trading of penny stocks provide customers with written disclosure documents, monthly statements of the market value of penny stocks, disclosure of the bid and asked prices, disclosure of the compensation to the brokerage firm, and disclosure of the sales person working for the brokerage firm. These rules and regulations adversely affect the ability of brokers to sell our common shares and limit the liquidity of our securities.

We do not intend to pay cash dividends. We have never declared or paid cash dividends on our capital stock and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business. In addition, the terms of any future debt or credit facility may preclude us from paying any dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain in your investment for the foreseeable future.

We will incur increased costs as a result of changes in laws and regulations relating to corporate governance matters. As a public reporting company, we will need to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations adopted by the SEC and by The NASDAQ Capital Market, including expanded disclosures, accelerated reporting requirements and more complex accounting rules. Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements will increase our costs and require additional management resources. Additionally, these laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to these laws and regulations and cannot predict or estimate the amount or timing of additional costs we may incur to respond to their requirements.

We may not be able to achieve and maintain an effective system of internal control over financial reporting, a failure which may prevent us from accurately reporting our financial results or detecting and preventing fraud. We will be subject to reporting obligations under the U.S. securities law. Beginning with out annual report on Form 10-K for the fiscal year ending December 31, 2007, we will be required to prepare a management report on our internal control over financial reporting containing our management’s assessment of the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal controls over our financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective our independent registered public accounting firm may still decline to attest to the effectiveness or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

We may require additional capital, which may not be available on commercially reasonable terms, or at all. Capital raise through the sale of equity securities may result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. Financing may be unavailable in amounts or on terms acceptable to us, or at all. Failure to obtain such additional capital could have an adverse impact on our business strategies and growth prospects.

If our executive officers, directors and principal stockholders choose to act together, they will be able to exert significant influence over us and our significant corporate decisions and may act in a manner that advances their best interests and not necessarily those of other stockholders.  Our executive officers, directors, and beneficial owners of 5% or more of our outstanding common stock and their affiliates will beneficially own approximately 48.2% of our outstanding common stock. As a result, these persons, acting together, will have the ability to influence significantly the outcome of all matters requiring stockholder approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including investors in this offering, by, among other things:

•	delaying, deferring or preventing a change in control of us;

•	entrenching our management and/or our board of directors;

•	impeding a merger, consolidation, takeover or other business combination involving us;

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us; or

•	causing us to enter into transactions or agreements that are not in the best interests of all stockholders.

It may be difficult for you to enforce any judgment in the United States against our company, which may limit the remedies otherwise available to our shareholders. All of our executive officers and our directors are residents of China, and substantially all the assets of these persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference contain forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause the results of ShengdaTech, Inc. to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact could be deemed forward-looking statements, including any projections of revenue, expenses, earnings or losses from operations, or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning product research, development and commercialization timelines; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include risks that are described under the heading “Risk Factors” and elsewhere in this annual report and that are otherwise described from time to time in our Securities and Exchange Commission reports filed after this report.

The forward-looking statements included in this prospectus and the documents incorporated herein by reference represent our estimates as of the date of this prospectus or such document, as the case may be. We specifically disclaim any obligation to update these forward-looking statements in the future. These forward-looking statements should not be relied upon as representing our estimates or views as of any date subsequent to the date of this prospectus or such document incorporated herein by reference, as the case may be.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling stockholders. All net proceeds from the sale of the common stock covered by this prospectus will go to the selling stockholders. See “Principal and Selling Stockholders” and “Plan of Distribution” described below.

DIVIDEND POLICY

We have neither declared nor paid dividends on our common stock since our inception and do not plan to pay dividends in the foreseeable future. Any determination in the future to pay cash dividends will depend on our financial condition, capital requirements, result of operations, contractual limitations and other factors deemed relevant by the board of directors.

MARKET PRICE INFORMATION

Our common stock has been quoted on The NASDAQ Capital Market under the symbol “SDTH” since May 24, 2007. There was no public trading activity in our shares during the two fiscal years through March 31, 2006. From March 31, 2006 to May 24, 2007 there was some minimal trading activity in our shares. The following table provides the high and low sales prices for our common stock as reported for the periods indicated.

Year ending December 31, 2007	High	Low
First Quarter	$6.35	$4.00
Second Quarter	$5.69	$3.72
Third Quarter	$6.45	$4.32

	High	Low
Year ending December 31, 2006
Second Quarter	$6.50	$5.00
Third Quarter	$8.10	$6.00
Fourth Quarter	$7.20	$6.00

On September 14, 2007, the last reported sale price of our common stock on The NASDAQ Capital Market was $4.37 per share. As of September 14, 2007, there were approximately 326 shareholders of record of our common stock.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with “Management's Discussion and Analysis of Financial Condition and Results of Operations,” the financial statements and related notes, and the other financial information included in this prospectus.

We derived the consolidated financial data for the years ended December 31, 2004, 2005 and 2006 and as of December 31, 2005 and 2006 from our consolidated financial statements, which have been audited by Hansen, Barnett & Maxwell, P.C., and are included elsewhere in this prospectus. We derived the consolidated financial data for the years ended December 31, 2002 and 2003 and as of December 31, 2002, and 2003 from our unaudited financial statements that are not included in this prospectus. We derived the consolidated financial data for the six months ended June 30, 2006 and 2007 and as of June 30, 2007 from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. In the opinion of our management, the unaudited consolidated financial statements have been prepared on the same basis as our audited financial statements and include all adjustments, consisting of normal recurring adjustments and accruals, necessary for the fair presentation of the financial information set forth in those statements. Historical results are not necessarily indicative of the results to be expected in future periods.

						Six Month Ended
	Year Ended December 31,					June 30,
	2002	2003	2004	2005	2006	2006	2007
Consolidated Statement of Operation Data:	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Revenue
Chemical	$9,713,234	$22,329,209	$37,369,278	$43,985,596	$50,592,217	$23,349,984	$25,057,296.00
Nano-material	4,127,225	7,928,481	12,741,169	14,613,733	22,007,814	7,266,673	19,803,504
Total revenue	13840459	30,257,690	50,110,447	58,599,329	72,600,031	30,616,657	44,860,800

Cost of revenue
Chemical	8,573,933	19,280,693	28,526,258	31,752,100	37,924,593	17,875,496	18,724,737
Nano-material	2,482,339	5,087,965	8,124,449	9,264,339	13,297,976	4,613,910	11,496,571
Total cost of revenue	11,056,272	24,368,658	36,650,707	41,016,439	51,222,569	22,489,406	30,221,308
Gross profit	2,784,187	5,889,032	13,459,740	17,582,890	21,377,462	8,127,251	14,639,492
Operating expenses
Sales & Marketing	213,893	463,763	763,186	865,338	1,260,647	442,862	840,425
General & Administrative	966,121	1,098,057	926,174	967,357	2,641,474	1,187,423	1,194,371
Impairment of property and equipment	—	—	230,846	—	—	—	—
Total operating expenses	1,180,014	1,561,820	1,920,206	1,832,695	3,902,121	1,630,285	2,035,096
Income from operations	$1,604,173	$4,327,212	$11,539,534	$15,750,195	17,475,341	6,496,966	12,604,396
Other income	—	—	—	129,665	—	109,996	—
Interest income	10,757	6,939	22,848	82,611	140,375	44,476	132,286
Interest expense	198,681	219,390	5,331	—	89,068	—	—
Income before provision for income taxes	1,416,249	4,114,761	11,557,051	15,962,471	17,526,648	6,651,438	12,736,682
Provision for tax	619,705	1,624,547	4,144,713	—	—	—	1,297,167
Net Income	$796,544	$2,490,214	$7,412,338	$15,962,471	17,526,648	6,651,438	11,439,515
Basic and diluted earnings per share	$0.01	$0.03	$0.08	$0.25	$0.34	$0.13	$0.21
Basic weighted-average shares outstanding	87,305,912	87,305,912	87,305,912	64,455,210	51,900,641	49,657,413	54,095,103
Diluted weighted-average shares outstanding	87,305,912	87,305,912	87,305,912	64,455,210	52,022,801	49,738,556	54,257,388

	Year Ended December 31,					As of June 30,
	2002	2003	2004	2005	2006	2007
Consolidated Balance Sheet Data	(unaudited)	(unaudited)				(unaudited)
Cash and cash equivalents	$1,733,191	$2,392,280	$10,409,891	$10,749,300	$34,684,142	$27,625,972
Trade accounts receivable	565,666	3,549,155	3,761,726	3,929,082	5,588,676	8,235,904
Advances to suppliers	914,754	51,528	—	262,591	872,289	50,085
Inventory	1,118,988	1,589,065	1,264,489	1,478,510	2,151,613	1,592,078
Receivable from related parties	—	—	—	943,308	1,601	4,841,391
Total current assets	4,356,836	8,928,289	15,437,578	21,337,652	43,455,672	42,364,000
Property and equipment, net	10,590,233	12,883,879	12,547,242	8,579,676	23,479,725	39,731,340
Total assets	23,493,617	29,891,268	35,780,306	29,957,328	67,029,352	82,189,920
Total current liability	5,170,135	9,056,131	7,531,303	5,184,740	9,900,088	12,171,291
Total shareholder's equity	18,323,482	20,835,137	28,249,003	24,772,588	57,129,264	70,018,629

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the financial statements and related notes and the other financial information appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risk, uncertainties and assumptions. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including those identified below, in “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading manufacturer and supplier of NPCC for tires, plastics, paints, inks, papers and other products in China. We sell our NPCC products directly to leading tire and plastics manufacturers in Northern China. We also manufacture coal-based chemicals including ammonia bicarbonate, liquid ammonia, methanol and melamine. Our coal-based chemicals are delivered directly to our customers or through distributors in Shandong Province, China.

Reorganization

We were organized as a Nevada corporation on May 11, 2001 under the name Zeolite Exploration Company for the purpose of acquiring, exploring and developing mineral properties. We conducted no material operations from the date of our organization until March 2006. On March 31, 2006, we consummated a share exchange pursuant to a Securities Purchase Agreement and Plan of Reorganization with Faith Bloom Limited, a British Virgin Islands company, and its stockholders. As a result of the share exchange, we acquired all of the issued and outstanding capital stock of Faith Bloom in exchange for a total of 50,957,603 shares of our common stock. The share exchange is accounted for as a recapitalization of Zeolite and resulted in a change in our fiscal year end from July 31 to December 31. Faith Bloom Limited is deemed to be the accounting acquiring entity in the share exchange and, accordingly, the financial information included in this prospectus reflects the operations of Faith Bloom, as if Faith Bloom had acquired us.

Faith Bloom was organized on November 15, 2005 for the purpose of acquiring from Eastern Nanomaterials Pte. Ltd., a Singapore corporation, all of the capital shares of Shandong Haize Nanomaterials Co., Ltd and Shandong Bangsheng Chemical Co., Ltd., which are Chinese corporations engaged in the manufacture, marketing and sales of a variety of nano precipitated carbonated calcium (“NPCC”) products and coal based chemicals for use in various applications. On December 31, 2005, Faith Bloom acquired all of the capital shares of Shandong Haize Nanomaterials Co., Ltd and Shandong Bangsheng Chemical Co., Ltd.

As a result of the transactions described above, Shandong Haize Nanomaterials Co., Ltd and Shandong Bangsheng Chemical Co., Ltd. are wholly-owned subsidiaries of Faith Bloom, and Faith Bloom is a wholly-owned subsidiary of Zeolite. On April 4, 2006, Faith Bloom formed a wholly-owned subsidiary in Shaanxi, China to run the new NPCC facility in Shaanxi. Effective January 3, 2006, Zeolite changed its name to ShengdaTech, Inc. Our corporate structure is depicted in the following chart:

Revenue

We derive our revenues from two segments: NPCC and coal-based chemicals. The most significant factors that directly or indirectly affect our revenues are as follows:

  manufacturing capacity of NPCC;
  pricing of our NPCC; and
  industry demand.

Manufacturing Capacity of NPCC. Our manufacturing capacity of NPCC products has been 30,000 metric tons annually from April, 2003. Sufficient capacity ensures a stable supply of NPCC for our customers which typically have a large demand for NPCC. We increased our annual manufacturing capacity of NPCC to 90,000 metric tons as of December 31, 2006 and 130,000 metric tons as of June 30, 2007. We plan to add an additional 60,000 metric tons of capacity in 2007.

Pricing of our NPCC product. The pricing of NPCC products is generally determined by the volume of NPCC we manufacture. The more we manufacture, the lower the price of NPCC will be. With respect to tire and PVC building materials, the pricing of NPCC products is principally affected by the cost saving benefit our customers realize by replacing some of the relatively expensive carbon black and PVC. With respect to paper, the pricing of NPCC is principally affected by comparable imports. In the next few years, we may reduce the selling price in order to compete with relatively small competitors. However, we still remain confident in retaining the current gross profit margin level because our unit costs of products are reduced by achieving economies of scale.

Industry demand. Our business and revenue growth depends on the industry demand of NPCC. The downstream industries we supply are tire, PVC building rubber, paints and oil ink. Given the difference between the overall demand of those industries, our growing R&D capacity and the quantity we currently supply our customers, we believe in the growth potential of our business.

Our ammonia-based chemicals supply local farmers and chemical plants located in Shandong and other surrounding provinces. We have a good relationship with our customers and our products have a good reputation in their markets. We believe the demand for our coal-based chemicals will remain stable in the next few years. But our chemical factory is located in the residential district. With the strong China governmental security and environment protection standards, it is possible the government will order us to shut down the factory or move to another location. As of June 30, 2007, we haven’t received any such order or notice from the government.

Seasonality. Our chemical business is generally the busiest between February and November of each year, when our ammonium bicarbonate is in the most demand due to the farming season in northern China. Our chemical revenue from this season generally accounts for 70-80% of the total chemical revenue per year. December to January is typically our slowest period during which the price of our ammonium bicarbonate drops approximately 6-8%.

Cost of Revenue

Cost of revenue for both NPCC and chemicals consists primarily of (a) consumption of raw materials and auxiliary raw materials (b) use of water and electricity (c) machinery’s depreciation and (d) workers’ salaries.

The most significant factors that directly or indirectly affect our cost of revenues are as follows:

  processing technologies of NPCC; and
  availability and price of coal.

Process technologies of NPCC. The advancement of NPCC processing technologies is crucial in order to deliver value to our clients. We have successfully completed the research of a new generation membrane-dispersion technology in conjunction with Tsinghua University. The technology has been verified by experts and is in the process of becoming patented. The Company and Tsinghua University each have 50% ownership of the technology and the Company has the exclusive (100%) right to use the technology. This new technology will enable us to produce NPCC in a more efficient and cost effective way.

Availability and Price of Coal. Coal is the key raw material for making our coal-based chemicals as well as the key fuel for calcination of limestone. We have long-term relationships with our coal suppliers. We have developed a network of supplier alternatives for backup purposes. Coal prices have fluctuated in the past few years and the price curve turned relatively flat in the second half of 2005. The average price of coal was approximately $70 per metric ton in 2004 and increased to approximately $80 per metric ton in 2005 and $90 in 2006. In second quarter of 2007, it was approximately $97 per metric ton.

Gross Profit

Our gross profit has been, and will be, affected by many factors, including (a) the demand for our products, (b) the average selling price of our products, which in turn depends in part on the mix of products sold, (c) new product introductions, and (e) the volume and costs of manufacturing of our products.

Operating Expenses

Operating expenses consist of sales and marketing and general and administrative expenses. Sales and marketing expense consists primarily of (a) salaries (b) sales commissions, (c) travel, lodging and other out-of-pocket expenses, and (d) other related overhead. We expect our sales and marketing expense to increase in the future as we further increase our sales. In the second quarter of 2007, we lowered the commissions to sales staff from 5% to 3%, for the maturity and expansion of NPCC business. As a result, we plan to employ more sales staff and pay more commission based on the growing sales.

General and administrative expense consists primarily of (a) salaries (b) labor union fees, (c) insurance fees, (d) lease for housing and property and (e) other related overhead. We expect general and administrative expense to continue to increase. Being a publicly traded company, we will incur additional expenses related to costs of compliance with securities and other regulations, including increased audit and legal fees and investor relations expenses.

Significant Accounting Policies

Basis of Presentation and Translating Financial Statements - The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The functional currency of the operating subsidiaries in the PRC is the Chinese Yuan Renminbi (CNY); however, the accompanying financial statements have been expressed in United States Dollars (“USD”). The accompanying consolidated balance sheets have been translated into USD at the exchange rates prevailing at each balance sheet date. The accompanying consolidated statements of operations have been translated using the average exchange rates prevailing during the periods of each statement.

Consolidation - The accompanying consolidated financial statements include the accounts and transactions of Shengda Nano and Shengda Chemical through June 2005, the accounts of Eastern Nano from September 2004 through November 15, 2005, the accounts and transactions of Faith Bloom and its wholly owned subsidiaries from November 15, 2005 through March 31, 2006 and the accounts of ShengdaTech, Inc. and its wholly owned subsidiaries from March 31, 2006. These combined entities are referred to herein as “the Company.”

Fair Values of Financial Instruments - The carrying amounts reported in the consolidated balance sheets for trade accounts receivable, other receivables, advances to suppliers, receivable from related parties, trade accounts payable, other payables and accrued expenses, advances from customers, and payable to related parties approximate fair value because of the immediate or short-term maturity of these financial instruments.

Cash and Cash Equivalents - Cash and cash equivalents include interest bearing and non-interest bearing bank deposits, money market accounts, and short-term certificates of deposit with original maturities of three months or less.

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue Recognition - The Company recognizes revenues from the sale of products when they are realized and earned. The Company considers revenue realized or realizable and earned when (1) it has persuasive evidence of an arrangement, (2) delivery has occurred, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured. Revenues are not recognized until products have been shipped to the client, risk of loss has transferred to the client and client acceptance has been obtained, client acceptance provisions have lapsed, or the Company has objective evidence that the criteria specified in client acceptance provisions have been satisfied. The Company sells all products to end-users and recognizes revenues when the products are shipped. The Company has no post-delivery obligations on its products sold.

Trade Receivables and Allowance for Doubtful Accounts - Trade receivables are carried at original invoiced amounts. As a result of the Company historically having no write-offs and all accounts receivables being current, there were no doubtful accounts recorded as of June 30, 2007 and December 31, 2006.

Inventory - Inventories are stated at the lower of cost or net realizable value, with cost determined on an average cost basis.

Valuation of Long-lived Assets - The carrying values of the Company's long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that they may not be recoverable. When such an event occurs, the Company projects the undiscounted cash flows to be generated from the use of the asset and its eventual disposition over the remaining life of the asset. If projections were to indicate that the carrying value of the long-lived asset will not be recovered, the carrying value of the long-lived asset is reduced by the estimated excess of the carrying value over the projected discounted cash flows.

Property and Equipment - Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Gains or losses on sales, trade-ins, or retirements are included in the statements of operations in the period of disposition, determined by reference to their carrying amounts.

Advances to Suppliers and Advances from Customers - The Company, as is the common practice in the PRC, will often pay advance payments to suppliers for materials and manufactures for equipments and plants, or receive advance payments from customers. Advances to suppliers were $50,085 and $872,289 as of June 30, 2007 and December 31, 2006, respectively. Advances from customers were $0 and $119,923 as of June 30, 2007 and December 31, 2006, respectively.

Cost of Products Sold - Cost of products sold include wages, materials, handling charges, and other expenses associated with the manufacture and delivery of product.

Shipping and Handling Costs - Shipping and handling billed to customers is recorded as revenue. Shipping and handling costs are included in cost of products sold.

Research and product development expenses - Research and product development expenses are included in general and administrative expenses in the statements of income and include researching, developing, and testing of the Company’s products.

Retirement Benefit Plans - The Company contributes to various employee retirement benefit plans organized by provincial governments under which it is required to make monthly contributions at rates prescribed by the related provincial governments. The provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees of the Company. Contributions to these plans are charged to expense as incurred.

Basic and Diluted Earnings per Share - The computation of basic and diluted earning per share is based on the weighted-average number of shares outstanding during the period presented.

Other Comprehensive Income - Other comprehensive income presented in the accompanying consolidated financial statements consists of foreign currency translation adjustments.

Credit Risk - The carrying amounts of trade accounts receivable and other non-trade receivables included in the consolidated balance sheets represent the Company’s exposure to credit risk in relation to its financial assets. No other financial assets carry a significant exposure to credit risk. The Company performs ongoing credit evaluations of each customer’s financial condition.

Results of Operations

Comparison of Six Months Ended June 30, 2007 and 2006

Revenue

	For the Six Months Ended June 30,				Period to Period
	2007		2006		Change
	Amount ($)	% of Total Revenue	Amount ($)	% of Total Revenue	Amount ($)%
Chemical	25,057,296	55.86	23,349,984	76.27	1,707,312	7.31
Nano-material	19,803,504	44.14	7,266,673	23.73	12,536,831	172.53
Total Sales	44,860,800	100	30,616,657	100	14,244,143	46.52

The total revenue of our chemical business increased by $1,707,312 or 7.31% for the six months ended June 30, 2007 compared to the corresponding period of the prior year. The increase was mainly due to: (1) additional revenue of $2,846,792 from increased sales of liquid ammonia by 11,210.96 tons which was offset by the decrease in selling price by $1.39 per ton; (2) additional $944,560 from an increase in sales of melamine by 663.5 tons whose selling price increased by $3.71 per ton; (3) additional $151,322 from an increase in sales of methanol by 591.07 tons which was offset by the decrease in selling price by $1.99 per ton; (4) additional $580,761 from the change of exchange rate between RMB and USD, which was offset by a $2,816,133 decrease in the revenue of ammonium bicarbonate as a result of a 48,434 tons decrease of sales due to products mix adjustments according to the market demand.

The increase of total revenue of our NPCC business was $12,536,831 or 172.53% for the six months ended June 30, 2007 compared to the corresponding period of the prior year. The increase was primarily caused by: (i) additional $12,421,314 of revenue from an increase in sales by 33,377.17 tons as a result of our capacity expansion; and (ii) additional $393,550 revenue from the change of exchange rate; which was offset by the $278,033 decrease as a result of the lower selling price. The average selling price of NPCC decreased by $15.87 per ton for the six months ended June 30, 2007 compared to the corresponding period of the prior year. We have a cost advantage due to the adoption of new technology and lower raw materials cost. As a result, we sold our products to our customers at a more competitive price while still maintaining our gross profit~~.~~ margin.

Cost of Revenue and Gross Profit

	For the Six Months Ended June 30,
					Period to Period
	2007		2006		Change
	Amount($)	% of Total Revenue	Amount($)	% of Total Revenue	Amount ($)%
Cost of Revenue
Chemical	18,724,737	74.73	17,875,496	75.92	849,241	4.75
Nano-material	11,496,571	58.05	4,613,910	62.40	6,882,661	149.17
Total Cost of Revenue	30,221,308	67.37	22,489,406	72.69	7,731,902	34.38

Gross Profit
Chemical	6,332,559	25.27	5,474,488	23.45	858,071	15.67
Nano-material	8,306,933	41.95	2,652,743	36.51	5,654,170	213.14
Total Gross Profit	14,639,492	32.63	8,127,251	26.55	6,512,241	80.13

The cost of revenue of our chemical business increased by $849,241 or 4.75% for the six months ended June 30, 2007 compared to the corresponding period of the prior year. The main reasons were: (i) an increase of $2,243,595 due to a sales increase of liquid ammonia, melamine and methanol; (ii) the price of coal increased by $1.30 per ton, which resulted in an increase of $375,532 in cost of revenue; and (iii) the electricity price increased by $0.0039 per kw/h, resulting an increase of $554,916; which was offset by a $2,324,802 decrease due to the decrease in ammonia bicarbonate sales by 48,434 tons.

The gross profit margin of our chemical business increased from 23.45% to 25.27%. This was mainly because we carried out technological improvements in the second quarter and lowered the coal consumptions. As a result, the unit price of ammonia bicarbonate deceased by 3.72%. The price of liquid ammonia and methanol decreased $1.39 per ton and $1.99 per ton, respectively compared to the same period last year, which lowered the gross margin by 1.77% and 0.77%, respectively. The cost reductions brought about by the technological improvements were offset by the gross margin decrease due to the product price decrease, which resulted in a gross profit increase of $858,071 or 15.67%.

The cost of revenue of NPCC business increased by $6,882,661 or 149.17% for the six months ended June 30, 2007 compared to the corresponding period of the prior year. This was mainly due to the increase in sales by 33,377.17 tons as a result of capacity expansion.

Our gross profit margin of NPCC increased from 36.51% to 41.95%. This was mainly due to the unit cost of our products decreased by 22.35% as the result of the introduction of new technology and the expansion of capacity and lower cost of raw materials at our new factory in Shaanxi; which was offset by a decrease by the average selling price of 8.5%, which together resulted in an increase in gross profit of $5,654,170 or 213.14%.

Operating Expenses

	For the Six Months Ended June 30,
	2007		2006		Period to Period Change
	Amount($)	% of Total Revenue	Amount($)	% of Total Revenue	Amount($)%
Selling Expenses
Chemical	41,196	0.16	32,920	0.14	8,276	25.14
Nano	799,529	4.04	409,942	5.64	389,587	95.03
Total	840,725	1.87	442,862	1.45	397,863	89.84
G&A Expenses
Chemical	311,278	1.24	503,047	2.15	-191,769	-38.12
Nano	883,093	4.46	684,376	9.42	198,717	29.04
Total	1,194,371	2.66	1,187,423	3.88	6,948	0.59

Selling expenses of chemical business for the six months ended June 30, 2007 increased by $8,276 or 25.14%, compared to the corresponding period of the prior year. The main reason was that sales commission increased as a result of the increase of sales.

Selling expenses of NPCC for the six months ended June 30, 2007 increased by $389,587 or 95.03%, compared to the corresponding period of the prior year. The main reason was due to the increase of $523,737 of sales commission as a result of the increase of sales which was offset by a decrease of $134,150 due to a decrease in sales commission rate. In April 2007 we adjusted the commission rate for NPCC products from 5% to 3%. Such adjustments were based on the continuous increase of our market share and expansion of our capacity; therefore, there appeared to be no negative effects on our business.

The general and administrative expenses of chemical business decreased by $191,769 or -38.12% for the six months ended June 30, 2007 compared to the corresponding period of the prior year. The main reasons were 1) less expenses related to being a public company; 2) a $15,061 decrease of business and office expenses which was offset by the increase of insurance fees and salary for $57,299 and $15,992, respectively.

The general and administrative expenses of NPCC increased by $198,717 or 29.04% for the six months ended June 30, 2007 compared to the corresponding period of the prior year. The main reasons were (i) the increase of $193,668 in salary, business expenses, office expenses, insurance expenses, etc at the new facility in Shannxi and (ii) $280,308 of expenses related to being a public company, which were offset by a decrease of $275,259 in technology license fees.~~.~~

Operating and Other Income

	For the Six Months Ended June 30
	2007		2006		Period to Period Change
	Amount($)	% of Total Revenue	Amount($)	% of Total Revenue	Amount($)%
Income from Operations	12,604,396	28.10	6,496,966	21.22	6,107,430	94.00
Interest Income	132,286	0.29	44,476	0.15	87,810	197.43
Other Income			109,996	0.35	-109,996
Income Tax	1,297,167	2.89	-		1,297,167
Net Profit	11,439,515	25.50	6,651,438	21.72	4,788,077	71.99

Operating income increased by $6,107,430 or 94.00% for the six months ended June 30, 2007 compared to the corresponding period of the prior year. This was mainly due to the increased revenues of $14,244,143 which was offset by an increase of cost of revenue for $7,731,902 and an increase in operating expenses of $404,811.

Interest income for the six months ended June 30, 2007 increased by $87,810 or 197.43%. Such increase was due to the fact that more cash was on deposit at our banks.

For the six months ended June 30, 2007, there was no other income.

For the six months ended June 30, 2007, an increase in income tax by $1,297,167 due to the fact that the tax holidays for two of our facilities expired. Under the Chinese tax law, these two facilities are subject to income tax at the rate of 16.5% from the third year to the fifth year of generating profit.

Comparison for the years ended December 31, 2006 and 2005

Revenue

	For the Year Ended December 31,
	2005		2006		Period to Period Change
	Amount ($)	% of Total Revenue	Amount ($)	% of Total Revenue	Amount ($)%
Chemical	43,985,596	75.06%	50,592,217	69.69%	6,606,621	15.02%
Nano	14,613,733	24.94%	22,007,814	30.31%	7,394,081	50.60%
Total Revenue	58,599,329	100.00%	72,600,031	100.00%	14,000,702	23.89%

Total Revenue

The total revenue of our chemical business increased by $6,606,621 or 15.02% in 2006 compared to the prior year. The increase was mainly due to: (1) additional revenue of $1,071,528 from increased methanol sales by 2,782 tons and the increased sale price by $6.5 per ton; (2) $3,353,710 from increased sales of liquid ammonia by 14,233 tons and the decreased sale price by $1.58 per ton; (3) $4,579,304 from the increased sales of melamine by 4,169 tons and the increased sale price by $1.96 per ton respectively, which is offset by the decreased sales of ammonium bicarbonate by 10,242 tons and the decrease of price by $7.03 per ton resulting in a decreased revenue of $2,397,921. The increase and decrease of sales were caused by the adjustment of our product mix due to market conditions.

The increase of total revenue from our NPCC business was $7,394,081 or 50.60% in 2006 compared to the prior year. The increase was mainly due to additional revenue from the increased sales of 14,126 tons as a result of our capacity expansion, which was offset by the decreased price by $25.4 per ton which resulted in a decrease of $358,800. The decreased price of these products was caused by the decrease of cost due to the introduction of new technology and lower cost of raw material.
In addition, the change of foreign exchange rate contributed to the increase.

Cost of Revenue and Gross Profit

	For the Year Ended December 31,
	2005		2006		Period to Period Change
	Amount($)	% of Total Revenue	Amount($)	% of Total Revenue	Amount ($)%
Cost of Revenue
Chemical	31,752,100	72.19	37,924,593	74.96	6,172,493	19.44
Nano-material	9,264,339	63.39	13,297,976	60.42	4,033,637	43.54
Total Cost of Revenue	41,016,439	69.99	51,222,569	70.55	10,206,130	24.88

Gross Profit
Chemical	12,233,496	27.81	12,667,624	25.04	434,128	3.55
Nano-material	5,349,394	36.61	8,709,838	39.58	3,360,444	62.82
Total Gross Profit	17,582,890	30.01	21,377,462	29.45	3,794,572	21.58

The cost of revenue of our chemical business increased by $6,172,493 or 19.44% in 2006 compared to the prior year. The increase was mainly due to: (1) the adjustment of product mix resulting in an increase in revenue by $1,178,748 and increased sales of melamine by 4169 tons which resulted in an increase of $2,521,428; (2) increased unit cost as a result of the increase in raw material cost which resulted in an increase in the amount of $1,176,057, the price of anthracite increased by $1.9 per ton, and the increase in electricity cost which resulted in an increase in the amount of $967,391 , the price increased by $0.004 per kwh; (3) the price of package increased by $0.03, which caused an increase in the amount of $67,428;(4) the lease cost increased by $261,441 as a result of accounting adjustment.

The gross profit of our chemical business declined from 27.81% to 25.04% and decreased by $434,128 or 3.55% for the following reasons: (1) an increase of gross profit by 4.49% caused by an increase of the average selling price of methanol and melamine by $6.52 per ton and $1.96 per ton, respectively, and the increase of sales by 2,782 tons and 4,169 tons, respectively, which was offset by a decrease of gross profit by 5.92% caused by a decreased average selling price of ammonium bicarbonate and liquid ammonia by $7.03 per ton and $1.56 per ton, respectively, resulting in a decrease of 1.43%, and (2) the price of our raw materials and electricity increased by $1.9 per ton and $0.04 per kwh, respectively, resulting in an increase of cost of revenue. As a result, the gross profit from our chemical business decreased by 2.12%. The cost of revenue of our NPCC business increased by $4,033,637 or 43.54% in 2006 compared to the prior year. This was mainly due to: (1) the cost of revenue increased by $3,052,393 from increased sales due to the capacity expansion, and (2) the price of electricity and raw material increased by $0.002 per kwh and $1.69 per ton respectively, resulting in an increase of cost of revenue by $905,364 and(3) an increase in the amount of $75,880 caused by the increase of the equipment repair costs.

Our gross profit of our Nano material business increased from 36.61% to 39.58%. This was mainly due to the unit cost decrease as the result of the introduction of new technology, the expansion of capacity and lower cost of raw materials at our new factory, which resulted in an increase in gross profit of $3,360,444 or 62.82%.

Operating Expenses

	For the Year Ended December 31,
	2005		2006		Period to Period Change
	Amount($)	% of Total Revenue	Amount($)	% of Total Revenue	Amount($)%
Operating Expenses
Sales and Marketing	865,338	1.48	1,260,647	1.74	395,309	45.68
General and Administrative	967,357	1.65	2,641,474	3.64	1,674,117	173.06
Total Operating Expenses	1,832,695	3.13	3,902,121	5.38	2,069,426	112.92

Selling expenses in 2006 increased by $395,309 or 45.68% compared to the prior year. The main reasons were: (1) sales commission increased by $307,340 and (2) the employee’s salary and insurance and the business expenses grew by $53,483 and $34,486 respectively.

The general and administrative expenses increased by $1,674,117 or 173.06% in 2006 compared to the prior year. The main reasons were: (1) the $340,771 increase as R&D fee and (2) salary of the employees increased by $86,411 due to the expansion of the production capacity (3) the lease expense of new NPCC facility’s office building increased by $20,718 and (4) production and construction amortization expenses increased by $322,557 and (5) expenses of $750,041 related to becoming a public company and (6) value of warrant granted as the service compensation was $153,619.

Operating and Other Income

	For the Year Ended December 31,
	2005		2006		Period to Period Change
	Amount($)	% of Total Revenue	Amount($)	% of Total Revenue	Amount($)%
Income from Operation	15,750,195	26.88	17,475,341	24.07	1,725,146	10.95
Interest Income	82,611	0.14	140,375	0.19	57,764	69.92
Other Income	129,665	0.22	—	—	(129,665)	0
Other Expense	—	—	89,068	—	89,068	100
Net Profit	15,962,471	27.24	17,526,648	24.14	1,564,177	9.80

Operating income increased by $1,725,146 or 10.95% in 2006 compared to the prior year. This was mainly due to increased revenues of $14,000,702 which was offset by an increase of cost of revenue in the amount of $10,206,130 and an increase in operating expenses in the amount of $2,069,426.

Interest income in 2006 increased by $57,764 or 69.92%. The increase resulted from increased deposit funds.

In 2006, there was no other income. The income from the sale of surplus heat from our production process to the heat supply department of the local government was recorded in operating income.

Other expenses increased by $89,068 in 2006 compared to the prior year due to finance fee paid to banks in the amount of $72,909 and additional expenditure for the disposition of damaged and outdated equipment in the amount of $16,159.

Comparison of years ended December 31, 2005 and 2004

Total Revenue

	For the Year Ended December 31,
	2004		2005		Period to Period Change
	Amount ($)	% of Total Revenue	Amount ($)	% of Total Revenue	Amount ($)%
Chemical	37,369,278	74.57%	43,985,596	75.05%	6,616,318	17.71%
Nano-material	12,741,169	25.43%	14,613,733	24.95%	1,872,564	14.70%
Total Revenue	50,110,447	100.00%	58,599,329	100.00%	8,488,882	16.94%

The total revenue of our chemical business increased by $6,616,318 or 17.71% in 2005 compared to 2004. The main reasons for the increase included: (1) additional revenue from new products such as melamine for $3,914,827 and (2) technical improvement (the installation of decarbonators in our chemical plant enabled us to change our product mix to meet seasonal demand) increasing the sales of high profit products, which caused the increase of revenue by $5,811,350 which was offset by the decrease of sales from low profit products by $3,109,859.

The increase of total revenue of our NPCC business was $1,872,564 or 14.70% in 2005 compared to the prior year. The main reasons for the increase included: (1) additional revenue from new products for $419,075 due to the introduction of new NPCC pulp for tires and (2) revenue increase of $1,453,489 due to increased demand from our customers

Cost of Revenue and Gross Profit

	For the Year Ended December 31,
	2004		2005		Period to Period Change
	Amount ($)	% of Total Revenue	Amount ($)	% of Total Revenue	Amount ($)%
Cost of Revenue
Chemical	28,526,258	76.34%	31,752,100	72.19%	3,225,842	11.31%
Nano-material	8,124,449	63.77%	9,264,339	63.39%	1,139,890	14.03%
Total cost of revenue	36,650,707	73.14%	41,016,439	69.99%	4,385,732	11.91%
Gross Profit
Chemical	8,843,020	23.66%	12,233,496	27.81%	3,390,476	38.34%
Nano-material	4,616,720	36.22%	5,349,394	36.66%	730,674	15.87%
Total gross profit	13,459,740	26.86%	17,582,890	30.01%	4,123,150	30.63%

The cost of revenue of our chemical business increased by $3,225,842 or 11.31% in 2005 compared to the prior year. Such increase of the cost was primarily due to following items: (1) along with the increase of sales, the cost of revenue increased by $6,732,690 which was offset by the reduction of cost of revenue by $3,506,848 due to the decrease of sales from low profit products.

The cost of revenue to total revenue of our chemical declined from 76.34% in 2004 to 72.19% in 2005 for the reason stated above.

In 2005, the cost of revenue of our NPCC business grew by $1,139,890 or 14.03%. The increase is mainly due to: (1) the cost of revenue increased by $1,095,116 because of the growing sales and (2) higher prices of anthracite, which was offset by the decrease of overhead expenses.

Since the higher product price was offset by the increase of raw materials’ purchasing price, the cost of sales to total revenue almost remained the same in 2004 and 2005 for our NPCC business.

Operating Expenses

	For the Year Ended December 31,
	2004		2005		Period to Period Change
	Amount ($)	% of Total Revenue	Amount ($)	% of Total Revenue	Amount ($)%
Operating expenses
Sales and marketing	763,186	1.52%	865,338	1.48%	102,152	13.38%
General and administrative	926,174	1.85%	967,357	1.65%	41,183	4.45%
Total operating expenses	1,689,360	3.83%	1,832,695	3.13%	143,335	4.56%

The sales and marketing expenses increased by $ 102,152 or 13.38% in 2005. The increase was primarily attributable to the following reasons: (1) sales commission increased $81,131 due to the increased sales revenue and (2) transportation expenses and business expenses increase of $21,021 due to increased sales.

The general and administration expenses increased by $ 41,183 or 4.45% in 2005 compared to the prior year. The increase was caused by (1) asset insurance increase of $ 31,183, and (2) retirement pension increase of $ 10,000.

Operating and Other Income

	For the Year Ended December 31,
	2004		2005		Period to Period Change
	Amount ($)	% of Total Revenue	Amount ($)	% of Total Revenue	Amount ($)	1%
Income from operations	11,539,534	23.03	15,750,195	26.88	4,210,661	36.49
Interest income	22,848.05		82,611.14		59,763	261.57
Interest expenses	5,331.01		—	—	5,331	—
Income before provision for income taxes	11,557,051	23.06	15,832,806	27.02	4,275,755	37.00

The operating revenue increased by $4,210,661 or 36.49% in 2005 compared to 2004. The increase was due to the increase of sales revenue of $8,468,457 which was offset by the increase of cost of sales by $4,365,732 and increase in business expenses of $353,756.

In 2005, the interest income grew by $ 59,763 or 261.57%. The increase resulted from increased deposited funds in 2005. Since some of the borrowings were paid off in 2005, the interest expenses decreased by $5,331.

Liquidity and Capital Resources

The following tables sets forth certain information about our liquidity and capital resources:

	As of June 30, 2007	As of December 31, 2006
Cash and Cash Equivalents	$27,625,972	$34,684,142
Trade Account Receivable, Net	8,235,904	5,588,676
Working Capital	30,192,709	33,555,584

	For the six months ended June, 30, 2007	For the six months ended June 30, 2006
Net cash provided by operating activities	$13,823,898	$1,177,915
Net cash used in investing activities	(16,207,052)	(1,169,052)
Net cash used in (provided by) financing activities	(5,350,485)	12,043,264

As of June 30, 2007, we had working capital of $30,192,709, including cash and cash equivalents of $27,625,972, and accounts receivable of $8,235,904; As of December 31, 2006, we had working capital of $33,555,584, including cash and cash equivalents of $34,684,142, and accounts receivables of $5,588,676. During the six months ended June 30, 2007, our working capital decreased by $3,362,875, with cash and cash equivalents decreased by $7,058,170 and accounts receivables increased by $2,471,886. The changes were primarily due to expansion of our NPCC capacity.

Net cash provided by operating activities was $13,823,898 for the six months ended June 30, 2007 as compared to $1,177,915 provided by operating activities for the six months ended June 30, 2006.

Net cash used in investing activities for the six months ended June 30, 2007 was $16,207,052, representing amounts used to purchase property and equipment. Net cash used in investing activities for the six months ended June 30, 2006 was $1,169,052, which was also used for the purchase of property and equipment.

Net cash used in financing activities for the six months ended June 30, 2007 was $5,350,485. Accounts receivable related parties increased by $4,839,790 which was paid in July 2007. In addition, the difference between the purchasing price and cost of plant and land use rights purchased from related parties in the amount of $93,293 was considered a distribution to shareholders. Net cash provided by financing activities for the six months ended June 30, 2006 was $12,043,264, consisting of $13,969,714 in net proceeds from the sale of equity securities of Faith Bloom and $1,926,450 in other receivables.

 Contractual Obligations And Contingent Liabilities

	As of December 31, 2006	Less than one year	1-3 years	3-5 years	More than 5 years
Short-term loan	$—	$—	$—	$—	$—
Long-term Loan	—	—	—	—	—
Capital lease for building and lands obligations	1,134,206	674,144	460,062	—	—
Capital lease for equipments obligations	198,069	198,069	—	—	—
Trade account payable	2,957,413	2,957,413	—	—	—
Other payable	2,235,758	2,162,691	—	—	—
Income and other taxes payable	1,237,180	1,237,180	—	—	—
Payable to related parties	3,349,814	3,422,881	—	—	—
Advanced from customers	119,923	119,923	—	—	—
Total	$11,232,363	$10,772,301	$460,062	$—	$—

Off-Balance Sheet Arrangements

We do not have into any off-balance sheet arrangements.

Recently Issued Accounting Standards

Recently Enacted Accounting Standard. On January 1, 2006, the Company adopted SFAS No. 151, Inventory Costs - An Amendment of ARB No. 43, Chapter 4 (“SFAS 151”). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and re- handling costs be recognized as current-period charges. Additionally, SFAS 151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The effects of adoption of SFAS 151 were not material.

On January 1, 2006, the Company adopted FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), which revises SFAS No. 123, Accounting for Stock-Based Compensation. SFAS 123R also superseded APB 25, Accounting for Stock Issued to Employees , and amends SFAS No.95, Statement of Cash Flows . Under SFAS 123R, share-based payments to employees, including the fair value of grants of employee stock options, are recognized in the income statement at their fair value, generally over the option vesting period. The effects of adoption of SFAS 123R were not material.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets—An Amendment of APB Opinion No. 29 , Accounting for Non-monetary Transactions (“SFAS 153”). SFAS 153 eliminated the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, Accounting for Non-monetary Transactions , and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The effects of adoption of SFAS 153 were not material.

In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections , a replacement of APB Opinion No. 20, Accounting Changes , and FASB No. 3, Reporting Accounting Changes in Interim Financial Statements . Statement 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. It is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. The effects of adoption of SFAS 154 were not material.

In June 2005, the FASB Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 05-6, Determining the Amortization Period for Leasehold Improvements . The guidance requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of a lease be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of the business combination or purchase. The guidance is effective for periods beginning after June 29, 2005. The effects of adoption of EITF No. 05-6 were not material.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140 ( SFAS 155). SFAS 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and related interpretations. SFAS 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and clarifies which interest- only strips and principal-only strips are not subject to recognition as liabilities. SFAS 155 eliminates the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for the Company for all financial instruments acquired or issued beginning January 1, 2007. The impact of adoption of this statement on the Company’s consolidated financial statements, if any, has not yet been determined.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140 ( SFAS 140). SFAS 156 amends SFAS 140 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset. It also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS 156 permits an entity to use either the amortization method or the fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. SFAS 156 is effective for the Company as of January 1, 2007. The impact of adoption of this statement on the Company’s consolidated financial statements, if any, has not yet been determined.

During September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. FAS157 requires companies to disclose the fair value of financial instruments according to a fair value hierarchy as defined in the standard. FAS 157 is effective for the Company at the beginning of fiscal 2008 and will be applied on a prospective basis. The Company is currently evaluating the impact, if any, the adoption of FAS 157 will have on its financial position and results of operations.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Liabilities — Including an amendment of FASB Statement No. 115 (FAS 159). FAS 159 permits entities to choose to measure certain financial assets and liabilities at fair value. Unrealized gains and losses, arising subsequent to adoption, are reported in earnings. The Company is required to adopt FAS 159 for the first fiscal year beginning after November 15, 2007.

Quantitative And Qualitative Disclosures About Market Risk

Market risk is the risk of loss to future earnings, to fair values or to future cash flows that may result from changes in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, exchange rates, commodity prices, equity prices and other market changes. Our cash and cash equivalents are held for working capital purposes and consist primarily of bank deposits. We do not enter into investments for trading or speculative purposes.

Interest Rate Risk

We currently do not have any long-term debt. Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in demand deposits. We have not used derivative financial instruments in our investment portfolio in order to reduce interest rate risk. Interest earning instruments carry a degree of interest rate risk and our future interest income may change, depending on market interest rate movement.

Foreign Currency Risk

Our business is operated in the PRC, and its value is effectively denominated in Renminbi. The fluctuation of foreign exchange rate between U.S. dollars and Renminbi could affect the value of our common stock. Our revenues and expenses are primarily denominated in Renminbi, and so our exposure to foreign exchange risks should generally be limited. We do not have material monetary assets and liabilities denominated in U.S. dollars, although to the extent that we do in the future, the fluctuation of foreign exchange rate would affect the value of these monetary assets and liabilities denominated in U.S. dollars. Generally, appreciation of Renminbi against U.S. dollars will devaluate the assets and liabilities denominated in U.S. dollar, while devaluation of Renminbi again U.S. dollars will appreciate the assets and liabilities denominated in U.S. dollar. In China, very limited hedging transactions are available to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all.

BUSINESS

Our Industry

Overview

We are engaged in developing, manufacturing and marketing nano precipitated calcium carbonate (“NPCC”), as well as manufacturing and marketing coal-based chemicals, including ammonium bicarbonate, liquid ammonia, methanol and melamine. The two operating businesses possess their own unique strategic direction and tactical plans respectively, as well as separate manufacturing operations, sales and distribution capabilities. We sell our products to plants and farmers mainly through a direct sales force. Geographic markets cover several provinces in North China, among which Shandong Province accounts for a large share of sales.

Nano Precipitated Calcium Carbonate

NPCC refers to ultra fine precipitated calcium carbonate with an average particle diameter of under 100 nano-meters for application as an additive in various products. Due to its special physical and chemical properties, NPCC has been widely applied in paper, paints, rubber and plastic industries. We currently supply NPCC products primarily to the tire and polyvinyl chloride (“PVC”) building materials industries.

Coal Based Chemicals

We manufacture coal based chemicals including ammonium bicarbonate, liquid ammonia, methanol and melamine. Ammonium bicarbonate is mainly used for nitrogenous fertilizers and methanol is used as raw materials of chemical products. Methanol is a chemical material and a clean alternative to fossil fuel. It is used in the chemical industry, pharmaceutical industry, light industry and textile industry. Melamine is the intermediate product of environment friendly resin.

Our Reorganization and Corporation Structure

In March of 2006, our company completed a reverse acquisition of Faith Bloom Limited, a British Virgin Islands company, as a result of which Faith Bloom became our wholly-owned subsidiary and is deemed to be the accounting acquiror of our company. In December of 2005, Faith Bloom completed a reorganization in which it acquired Shandong Haize Nano Co. Ltd. and Shandong Bangsheng Chemical Co. Ltd. as Faith Bloom’s wholly-owned subsidiaries. Except as expressly stated otherwise, all financial information contained in this prospectus has been restated on a retroactive basis to present the reorganizations as though they had been in place for all periods presented. The functional currency of our operating subsidiaries in the PRC is the Chinese Yuan Renminbi (“CNY”); however, our consolidated financial statements have been expressed in United States Dollars (“USD”). The consolidated balance sheets have been translated into USD at the exchange rates prevailing at each balance sheet date. The consolidated statements of operations have been translated using the weighted average exchange rates prevailing during the operating periods of each statement. In addition, all share information contained in this prospectus gives effect to a one-for- two reverse split of our common stock effected in February 2006. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Reorganization” and Note 1 to our consolidated financial statements contained elsewhere in this prospectus for a more detailed description of these reorganizations.

On January 3, 2007, we amended our articles of incorporation to change the name of our company from Zeolite Exploration Company to ShengdaTech, Inc.

Market Opportunity

The Markets for NPCC

China began to research and manufacture NPCC products in the early 1980’s. The total output has increased due to an increase in demand. With continued research and development in the application of NPCC, we believe demand for NPCC will increase.

We believe the fastest growing area for NPCC will be in the tire and PVC building material market. We believe that our NPCC products provide highly effective fillers and additives for tires and PVC building materials. NPCC products are ultra fine and pure, and its particle size and crystal shape can be controlled effectively in the production process. NPCC is highly compatible with rubber if modified by a surface coating agent. It fills the spatial structure in rubber and enhances the property of rubber products. It can be used solely as a filler which has a reinforcing effect, and it also can be applied with other fillers such as precipitated calcium carbonate, argil and titanium oxide for reinforcement, filling, and improving the process and property of products, and reducing rubber content. NPCC can partially substitute some expensive materials such as titanium oxide and silicon dioxide.

When modified with a surface coating agent, NPCC becomes oleophilic and hydrophobic. The surface coating agents for plastics include fatty acid and a coupling agent, and they are compatible with organic substances. As a result, the modified NPCC can be used to fill in plastics such as PVC to increase their glossiness. Applying modified NPCC to plastics has many positive effects such as increased strength, heat resistance and dimension stabilization. More importantly, such application reduces cost substantially. In addition, the oleophilic and hydrophobic traits of modified NPCC can improve the property of tires, increasing wear resistance. Modified NPCC can be used as a substitute for more expensive additives such as titanium oxide and silicon dioxide.

China has become a large tire producing country due to the rapid and tremendous growth in its domestic automobile industry and its status as an international manufacturing center. According to a report by China Economic Daily dated October 10, 2005, China’s total tire output was 239,000,000 units in 2004 which represents a 18.7% increase from 2003. From 1999 to 2004 the average annual growth in tire output was 15%. Currently, we are the only Chinese manufacturer of NPCC that is able to supply the tire market. Consequently, we believe that the tire market will continue to be one of the growing markets for our NPCC products.

China’s PVC building materials market is also growing substantially as a result of China’s continuing urbanization drive and growing real estate market. We anticipate the demand for PVC building materials will continue to grow. We expect that the PVC building materials market will continue to be one of the growing markets for our NPCC products.

NPCC products are widely used in the water based paints industry. With China’s continuing urbanization and its growing investment in the auto industry, the demand for oil based paints has increased. NPCC products are also used in oil based paints, paper and ink. With the application of NPCC products expanding as result of China’s economic growth, we believe our NPCC products will find increased use in these markets.

The Markets for our Coal Based Chemicals

According to a report in China Petro-Chemical Journal, dated February 15, 2006, the agricultural sector in China makes extensive use of chemical fertilizers, consisting of approximately 1/3 of the world’s total consumption. Of this amount, about 70% is nitrogenous fertilizers. According to China Statistics Almanac dated December 31, 2004, in 2004, the national total output of synthetic ammonia fertilizers was 42,222,000 metric tons, a 14.6% increase over the total output in 2003.

Methanol is a major raw material chemical next to ethylene, propylene and benzene. Since 2002, the price of methanol has risen due to the large demand. However, the price began to fluctuate as much as 30% in 2005 due to competition and cost of raw materials. The price of methanol dropped sharply in 2005 due to a supply surge and experienced an increase of 10% in 2006 because of the large domestic demand using methanol as a gasoline additive as well as the demand from its downstream products. China’s melamine market has grown but China’s melamine production capacity has grown even faster. Consequently, its supply exceeds demand at the present time.

New Market Segments We Are Targeting

While maintaining our lead and expanding our market share in the tire and PVC building materials markets, we plan to enter into more new industries in 2007, including polypropylene/polyethylene, silicon adhesive, water paint, paper, etc. and generating sales in the oil based paints market, we are targeting the paper industry and the oil based paints industry.

The first new market segment we are targeting is the paper making market. The papermaking industry will be one of the developing markets for NPCC. China’s paper making industry has entered into a stage of growth. NPCC products are particularly suitable for making newsprint and coated paper. The estimated total output of newsprint in 2005 was around 3.9 million metric tons, a 20% increase over 2004.

The second new market we are targeting is the paints and ink market. NPCC products are widely used in the paints industry. China’s consumption of oil based paints has grown due to the growing construction and building industry.

The third new market is the polypropylene and polyethylene market. Plastic building materials are generally adopted in the construction and building industry and chemical pipelines industry. Our NPCC products are not only widely used in PVC industries, we also aims at the high standards plastic building materials, which have a similar market price to or 10% higher than that of PVC. We will finish the polypropylene and polyethylene sample testing in the second half of 2007.

Our Business

Overview

We are engaged in the business of manufacturing, marketing and selling of a variety of NPCC products and coal based chemicals for use in various applications. We convert limestone into NPCC by a proprietary method. The unique chemical and physical attributes make NPCC a valuable ingredient in tire, paints, PVC building materials and other industries. We are also engaged in the manufacture and sale of coal based chemical products, namely, ammonium bicarbonate, liquid ammonia, melamine and methanol. We market and sell the coal based products mainly as chemical fertilizers and raw materials for the production of organic and inorganic chemical products, including formaldehyde and pesticides.

Our company owns the only exclusive NPCC development and research lab in China. It is located in Pudong, Shanghai and its excellent working environment will attract more intelligent and excellent NPCC researchers and scholars. Currently there are ten staff working in this lab, each having a masters degree in chemical related fields. They engaged primarily in furthering NPCC related technologies. We believe that our development and research team will enable us to obtain more technological improvements, which will allow us to offer cost-effective and high-quality NPCC products. We recently developed new NPCC products for paper , paints, coatings, polypropylene and polyethylene industries. We expect to ship these products to the market gradually in the second half of 2007.

We deliver our products directly to our customers, including manufacturers and distributors of agrochemicals. We operate sales liaison offices in three major cities in China. The majority of our income is generated from the sale of our NPCC products for the tire and PVC building materials industries and coal based chemicals for the use of agriculture and other chemical manufacturers. Our current growth strategy includes expanding our production capacity to meet demand, increasing our product line, intensifying our research and development efforts to gain advantages in cost and quality and increasing our marketing effort.

We believe we are one of the leading Chinese manufacturers of NPCC products. In fiscal year 2004, we estimate that we manufacture 10% of the total NPCC products in China. Our products have been sold primarily in Shandong and other parts of northern China. We believe we are the only Chinese NPCC manufacturer that has successfully marketed our products to the tire industry, which gives us the ability to maintain high-margins. Due to its special physical and chemical properties, NPCC has been widely applied in the paper, paints, rubber, and plastics industries.

Our Competitive Strengths

We believe we have the following competitive strengths:

•
Cutting-edge technology. We adopted the high gravity precipitation technology in our current manufacturing process. Although there are five licensees of the technology developed by Beijing University of Chemical Technology, we are the only licensee that has been successful in commercializing this technology, which enables us to produce higher-quality NPCC products and yield a higher percentage of nano particles. In our new facilities recently completed in Shaanxi, we employ the membrane-dispersion technology co-developed with Qinghua University and exclusively owned by us. This advanced technology will enable us to manufacture NPCC products of even higher quality and at lower cost. We believe we are one of the few companies that utilize this advanced technology worldwide.

•
Proprietary modification formulas. In cooperation with Qingdao University of Science and Technology, we developed our proprietary formulas for modifying NPCC products to suite a particular end product. With our formulas, we have developed NPCC products for tires, PVC plastics, papers, etc. We believe we are the only NPCC manufacturer that has successfully entered the tire industry. We also have successfully tested our NPCC products with some customers in the paint and paper industries.

•
Strategic alliances with universities. We have partnerships with various universities in China to develop new NPCC technologies and new NPCC products. We are currently working with Qinghua University to establish a NPCC research center.

•
Greater capacity to meet the demand. We currently have a capacity of 90,000 metric tons per year. That makes us the one of the largest suppliers of NPCC in China. Most of our NPCC costumers engage in manufacturing tires, PVC plastic building materials and require a large amount of NPCC supply as much as 4000 metric tons per year. They need the suppliers who can steadily supply NPCC in large amounts. Due to our capacity, we are in a better position to attract customers.

•
Stable, low-cost supply of limestone. The major raw material for our NPCC products is limestone. To insure a stable, low-cost, and high quality supply of limestone, we have built our new NPCC facility in Xianyang, Shaanxi, a location close to a mine which produces the highest quality limestone in the country. The close vicinity of the mine reduces our shipping cost for limestone. These advantages will enable us to manufacture high-quality NPCC products at a lower cost.

•
Superior Research and Development Capability. Our company owns the only exclusive NPCC development and research lab in China. It is located in Pudong, Shanghai and its excellent working environment will attract more intelligent and excellent NPCC researchers and scholars. Now there are ten staff working in this lab, each having a master degree in chemical related fields. They engaged primarily in furthering NPCC related technologies. We believe that our development and research team will enable us to obtain more technological improvements, which will allow us to offer cost-effective and high-quality NPCC products. We recently developed new NPCC products for paper, paints, coatings, polypropylene and polyethylene industries. We expect to ship these products to the market gradually in the second half of 2007.

Our Strategy

Our primary business strategy is to capitalize on the rising demand of NPCC products and to concentrate on the development, manufacture and marketing of NPCC products. We strive to become the market leader of NPCC products in the world.

Expanding Our Capacity to Meet Demand

Our current NPCC production capacity is 90,000 metric tons per year. To meet the expected rising demand for NPCC products of existing customers and potential new customers, we will continue to expand the NPCC capacity in our new facility in Shaanxi. We plan to add 40,000 tons of NPCC production capacity in May,2007 and 60,000 tons in December,2007. By then, our total NPCC annual production capacity will reach 190,000 tons and we will be the largest NPCC manufacturer in China.

Achieving Low Production Costs

We have adopted new technologies in our manufacturing process. Our use of the membrane dispersion technology jointly developed with Tstinghua University has enabled us to save energy in the production process. In addition, we anticipate spending an average of approximately $2 million per year for the next three years to replace our existing chemical equipment in order to reduce energy consumption and pollution. We believe as a result of these and other factors our production costs will be significantly lower.

Providing High Quality Products

We believe our products are of the highest quality. We are one of the five Chinese NPCC producing companies that use the ultra gravity manufacturing method developed by the Beijing University of Chemical Technology. However, among the five companies, we are the only one that has successfully integrated the ultra-gravity method with a distribution control system, which gives us the ability to maintain high quality NPCC products. Our NPCC products were ISO 9001 certified in 2003 and won accolades such as “Shandong Top Brand” in Q4, 2006. In addition, the membrane-dispersion technology jointly developed by us and Tsinghua University deployed for our new NPCC facility in Xianyang provides us with an even more improved control over the quality of our NPCC products. This technology also enables a very stable production and high yield of nano particles. Our new NPCC products in Xianyang is expected to be certified with ISO9001in the third quarter of 2007. In addition, the lime stone used by our Xianyang facility is mined near the facility and is of very high quality.

Developing Cutting Edge Products Through Research and Development

Our research and development efforts are aimed at finding new varieties of products, improving existing products, improving existing product quality and reducing production costs. We believe we are the only NPCC manufacturer in China that supplies the tire industry due to the fact that we have developed our own proprietary technology for particle modification. This technology enables us to modify the property of a particular NPCC product so that it integrates well with, and improves the general property of, a particular end product to which the NPCC product serves as an additive. We have also jointly developed a new proprietary membrane-dispersion based technology for the manufacture of high-quality NPCC products with lower costs and have successfully adopted this technology in our new factory in Xianyang City, Shaanxi Province. We will continue our research and development efforts in these areas. We have already strengthened our research and development capability by establishing research and development centers in Beijing and Shanghai. We intend to focus significant efforts on opening new markets for our new products. These new products include NPCC products for the paper, paints, coatings, polypropylene and polyethylene industries. We believe these new products will contribute to our growth.

Our Products

We are now focusing on the production of NPCC products and coal based chemicals, which can be divided into the following two categories by function:

NPCC Products	Primary Use
601	Additive for PVC building materials
602	Additive for rubber tire
102	Additive for inks
201	Additive for adhesives and rubber seals
Slurry	Additive for coatings

Coal Based Chemicals	Primary Use
Ammonium-Bicarbonate	Fertilizer
Liquid ammonia	Raw material for pesticides, compound fertilizers, refrigerant
Methanol	Raw material in the manufacture of organic chemicals
Melamine	Raw material in the manufacture of melamine xylenol- formaldehyde resin

We continuously focus on the production of high-quality and low-cost products, and on increasing our sales volume of our NPCC products, which have a gross margin 8% higher than coal-based chemical products.

Our efforts to participate in the tire market and the market for PVC building material products have been relatively successful so far. We have launched new products for water-based paints and generated sales. In the future, we plan to launch new NPCC products for water based paints and enter into new markets, such as paper, polypropylene,/polyethylene and silicon adhesive . We have completed some testing in the paper industry and received positive results. We expect growth in high-end NPCC products for such markets will increase our profitability with a corresponding increase in enterprise value.

We take pride in our quality control. We have established quality assurance systems for our NPCC products from purchases to sales. Our NPCC products passed ISO 9001 in 2003 and won accolades such as “Shandong Top Brand” in the fourth quarter of 2006. Our new product is expected to pass ISO 9001 in the third quarter of 2007. We are seeking to continuously improve our production systems and processes, and to meet the latest requirements of ISO 9001 (Version 2000).

Our Intellectual Property

We have a nonexclusive license from Nano Material Technology Pte. Ltd. and its rights under several patents and related technology for ultra-gravity manufacturing method, developed by Beijing University of Chemical Technology, for twenty years. In addition, we jointly own a pending patent developed by Tsinghua University on next generation NPCC particle producing technology based on membrane-dispersion techniques. The pending patent is expected to be officially issued in November, 2007.

We also own a proprietary technique for NPCC chemical modification that is applicable to different types of end products critical to adding value to downstream industry plants.

We expect to obtain from our affiliate and our predecessor two registered trademarks with the Trademark office of the State Administration for Industry and Commerce of China relating to the Chinese words “Shengke” and “Taifeng”, the former for our NPCC products and the latter for our coal based chemical. We are in the process of registering the trademarks under our name and expect to complete the process shortly.

Our Research and Development Efforts

We currently have more than 10 staff members on our research and development team located in Tsingdao, Taian and Beijing. All of our research and development staff graduated from junior colleges or achieved an equivalent educational level. Among them, one holds a PhD degree, one is a senior technician, and seven hold masters degrees. Most of our research and development staff have been working in this field for more than four years. Mr. Xukui Chen, our Director of research and development, has engaged in NPCC product research for more than six years. He has spearheaded the effort to develop proprietary technology for chemical modification in NPCC products, which enabled our successful entry into the tire, paints and PVC building material industries. This new technology can be used to modify the property of a specific NPCC product to fit a particular end product and in addition, improve the property of such end product. With this new technology, tires and PVC building materials of equal or better quality can be made at a lower cost.

Our research and development activities can be described as a three-stage process. First, we conduct small scale tests after consultation with scholars at Tsinghua University and Tsingdao University of Science and Technology. During the first stage, we apply surface coating agents to NPCC according to different pre-designed formulas for comparative studies. The modified NPCC is tested for mass, size, oil absorbance and other traits to determine if it displays the appropriate features. During the second stage, about two kilograms of NPCC product is produced with lab equipment using a formula selected at the first stage. The NPCC product produced is applied to an end product such as tire, paint or ink . The end product is then tested for a set of properties and other parameters to see if they meet expectations. If the formula is successful at the second stage, it will be further tested. During the third stage, about 300 kilograms of the NPCC product is manufactured at the NPCC facility using the formula that passed the second test and is sent to potential customers for an industrial scale test. Our research and development staff is dispatched to such customers’ sites to assist with the test.

We are focused on further developing and improving our core manufacturing technologies so that we can expand our product lines and reduce overall costs. In 2006, we completed samples testing of our NPCC products with 22 companies in various industries, such as PVC, rubber, adhesive, latex and coating. We have received positive results from these companies after testing our products and we consider most of them to be potential new customers.

We have entered into joint development agreements with Tsinghua University and Tsingdao University of Science and Technology to develop new NPCC technologies. Under the agreement with Tsingdao University of Science and Technology, we have exclusive ownership to any technology developed. Under the agreement with Tsinghua University, we jointly own any technology developed but with an exclusive right to use such technology. Our joint program with Tsinghua University has produced one patent application filed with the Patent Office of the State Intellectual Property Office of China in May, 2006 with approval pending.

In addition, we have adopted advanced new technology used exclusively for our processing system in our new Xianyang facility, including micro-mix reactors. These improvements not only reduce production costs, but also enable us to further diversify our product lines. We haven’t fully expensed our budget of $9 million for establishing research and development centers in Beijing, Shanghai and Tsingdao, mainly because we purchased a R&D building with a total investment of $2.5 million. This center is able to meet our current R&D demand. In addition, we maintain our R&D cooperation relationship with Tsinghua University and will pay an annual fee of $130,000 to Tsinghua University. As a result, we believe we can better attract senior research personnel at a reasonable cost. We expect the centers to have approximately 34 employees devoted to our research and development efforts. The centers will be a base for training research and technical personnel and developing proprietary technologies. The centers will allow us to partner with research universities in China, such as Tsinghua University and Tsingdao University of Science and Technology.

Our Marketing Efforts

We have established our position as the only Chinese supplier of NPCC products for the tire industry. Our NPCC products have successfully entered the PVC building material industry and we are a leading supplier. We have also succeeded in marketing our NPCC products to the paints industry and generated significant sales. We are actively marketing our NPCC products to the paper and ink industries. We have successfully completed sampling and testing of our products with a number of companies in these industries and expect to start shipping our products to them in the near future.

Our marketing efforts have made us one of the leading suppliers of NPCC products in China. We are also a major supplier of coal based chemicals in Shandong. All of our products are sold in local and regional markets including Shandong province and several provinces in northern China. Presently, our main method of selling our products is direct marketing supplemented with indirect marketing. Our products are sold directly to manufacturers and farmers. We are actively expanding our marketing network into other parts of China. We have established sales offices in multiple locations in China including Shanghai, Tsingdao, Beijing, Xian, Guangzhou and Dalian. We also intend to expand into the international market for NPCC products. We have completed sampling and testing with four foreign companies which are in the paints, PVC and polyethylene industries, respectively. They are located in Thailand, Indonesia, Malaysia and Korea and we expect to supply products to them in the near future. Additionally, our products are being tested by customers from Japan and Netherlands.

Our sales team has approximately 41 members with six in coal-based chemical division, 14 in Shandong Haize Nanomaterials Co., Ltd. and 21 in Shaanxi Haize Nano-materials Co., Ltd. To expand distribution channels and increase our market share, we regularly attend industry fairs and exhibitions, and we have become a member of www.alibaba.com.cn , the largest business-to-business internet website in China.

Raw Materials

Given the importance to our business of key raw materials such as coal and limestone, materials purchasing and materials management are important activities for us. We carefully manage our purchasing efforts and have established company policies involving raw materials procurement. The cost of raw materials amounts to almost 60% of our total production cost.

Supplier Management System

Over the last two years, the price for raw materials such as coal has undergone a great deal of fluctuation in China, which has affected our profit margin. We have adopted measures to reduce risks in raw material supply, including establishing long term relationships with suppliers, diversifying suppliers and supply sources, and seeking long-term contracts with suppliers.

Purchasing Procedures Bidding with View to Quality and Stability of Supplier

Purchasing transactions are conducted in accordance with an invitation for bidding procedure. Potential suppliers are provided the quality standard for the raw material and are invited to make initial offers, which are compared objectively according to relevant quality guidelines. After validating the various suppliers’ service and capabilities for stable supply, we acquire the needed materials from the supplier offering at the lowest cost. Our financial department establishes an oversight process by appointing individuals to conduct independent market research of key price points periodically. There is a standard procedure for conducting such bidding processes and accepting the bids to insure that the all purchasing procedures are being strictly adhered to.

Major Suppliers

The table below lists our major suppliers (5%) as of December 31, 2006.

Major Suppliers for NPCC Business

	Suppliers	Amount Purchased in 2006 (RMB 1,000,000)	% of Total Purchases in 2006
Soft Coal	Shandong Taifeng Minerals Co.	12.90	20.97%
Limestone	Laiwu Niuquan Yujie Stone Factory	2.88	4.67%
Modification agent	Qingdao Siwei Chemical Co. Ltd.	21.00	34.12%
Anthracite	Feicheng Longxin Supply Storage & Transport Co.	10.23	16.63%
Total			76.39%

Major Suppliers for Coal Based Chemical Business

	Suppliers	Amount Purchased in 2006 (RMB 1,000,000)	% of Total Purchases in 2006
Anthracite	Jincheng Qinshui Road Coal Sales Co.	24.58	12.97%
Anthracite	Jincheng Riyuejiu Trading Co., Ltd.	23.68	12.50%
Anthracite	Feicheng Longxin Supply Storage & Transport Co.	20.32	10.72%
Anthracite	Feicheng Tongyun Coal Co.	19.57	10.33%
Urea	Shandong Feicheng City Fertilizer Factory	21.48	11.33%
Urea	Shandong Feida Chemical Technology Co.	19.11	10.08%
Soft Coal	Sahndong Taifeng Minerals Co.	9.91	5.23%
Total			73.16%

Our Major Customers

We have customers in the Shandong province and other parts of northern China. Some of our NPCC customers are large-scale manufacturers of tires or PVC building materials. Our coal based chemical customers are mainly located in Shandong. We have long-term relationships with most of our customers. Our major customers, based on sales revenue over (5%) as of December 31 , 2006, were as follows:

Major Customers of our NPCC Products

Name	Industry	Amount of Sale (RMB 1,000,000)	Percentage of Total Sales
Triangle Tire	Tire	14.72	14.03%
Zhaoyuan Liao	Tire	12.60	12.01%
Double Star Tire	Tire	10.29	9.80%
Zhengjiang Suhui	Tire	6.98	6.65%
Total			42.49%

Dalian Jinyuan	PVC	11.71	20.46%
Qingdao Haiwei	PVC	9.85	17.22%
Quanzhou Lida	PVC	4.57	7.99%
Cangzhou Cangjing	PVC	3.98	6.97%
Changzhou Chuangjia Plastic	PVC	3.92	6.84%
Total			59.48%

Major Customers of Our Coal Based Chemicals

Name	Product	Amount of Sale in 2006 (RMB 1,000,000)	Percentage of Total Sales
Jiulong Experiment Chemical	Liquid Ammonia	6.90	5.50%
Taixin Chemical	Liquid Ammonia	6.84	5.45%
Huayangdier Chemical	Liquid Ammonia	6.72	5.36%
Linyi Zhengfa Chemical	Liquid Ammonia	6.51	5.19%
Laiwu Jinjian Chemical	Liquid Ammonia	6.39	5.09%
Total			26.59%

Tongfa Formaldehyde Factory	Methanol	5.99	7.13%
Jinan Fushihongxin	Methanol	5.75	6.84%
Linyi Yongda Formaldehyde Factory	Methanol	5.67	6.74%
Xinhua Construction Materials	Methanol	5.01	5.95%
Total			26.66%

Our Competition

We are subject to intense competition. Some of our competitors have greater financial resources, larger staff, and more established market recognition in both domestic Chinese and international markets than we have.

In our industry, we compete based upon proprietary technologies, manufacturing capacity, product quality, product cost, and ability to produce a diverse range of products.

Our competitors include NPCC product manufacturers around the world and coal based chemical manufacturers in Shandong. Below is a list of the companies we view as our competitors based on the markets in which we sell our products.

NPCC Products Competitors

Name	Production Capacity	Price ($)
Guangdong Enping Jiawei Chemical Co, Ltd.	PCC: 90,000 mt/year NPCC: 10,000 mt/year	161-198 /metric ton
Shanghai Perfection Co. Ltd.	N/A	223-297 /metric ton
Shanghai Xuemei Refined Chemical Factory		371 /metric ton
Shiraishi Calcium Kaisha, Ltd.	N/A	496-620 /metric ton

Our competitors in the paper and ink industries mainly come from Japan such as Shiraishi Calcium Kaisha which sells to Chinese auto paints makers and Japanese ink makers in China.

Competitors in Coal Based Chemicals

Name	Production capacity
Hongda Chemical	30,000 metric tons synthetic ammonia
Luye Chemical	50,000 metric tons synthetic ammonia
Shuangfeng Chemical	5,000 metric tons methanol
Feida Chemical	10,000 metric tons methanol

Regulation

In China, waste gas and water discharges in our chemical manufacturing process are regulated and must meet certain standards under China’s environmental laws and regulations. The local branch of China’s Administration of Environmental Protection samples and tests our gas and water discharge regularly. The specifications of these discharges must be consistent with the regulations for industrial waste water and gas and relevant laws and standards, including the Water Pollution Discharge Standard for the Synthetic Ammonia Industry issued by the China Administration of Environmental Protection. Our waste water and gas discharge in the NPCC manufacturing process is not regulated at the present time.

Our business is also regulated by a number of provincial authorities which license the production of chemical products such as those we manufacture. Our coal based chemical facility has been granted a Production Safety License from Shandong Bureau of Safe Production Supervision. Our other NPCC facilities are not required to obtain a Production Safety License.

The Chinese government often adopts temporary measures to achieve its short term economic goals. For example, it issued policies that encourage farmers in China to increase their production of grains in order to boost the income of millions of Chinese farmers and enhance China’s national security. To achieve that goal, it limited the price of ammonium fertilizers while at the same time provided the fertilizer industry some relief, including capping the price of raw materials, allowing preferential price for electricity, and exempting value added tax. Such policies have enabled our chemical business to enjoy a healthy margin.

Our Employees

As of December 31, 2006, we employed 1,355 full-time employees with 433 in Shandong Haize Nano-materials Co.,Ltd., 346 in Shaanxi Haize Nano-materials Co.,Ltd. and 576 in the chemical division. Of our total employees, 5% are management personnel and 3% are sales staff members. We plan to establish trade unions which protect employees’ rights, aim to assist in the fulfillment of our economic objectives, encourage employee participation in management decisions, and assist in mediating retirement disputes with union members.  We believe that we maintain a satisfactory working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

As required by applicable Chinese law, we have entered into employment contracts with all the employees. Key employees in our NPCC division are also required to sign a confidentiality and non-compete agreement prohibiting them from disclosing our trade secrets or using them for purposes other than benefiting the company. They are also prohibited from competing with the company for five years after termination of employment with the company.

Our employees in China participate in a state pension program organized by Chinese municipal and provincial governments.  We are required to contribute to the program at the rates ranging from 8% to 20% of the average monthly salary.  In addition,   we are required by Chinese law to cover employees in China with other types of social insurance. Our total contribution may amount to as much as 30% or more of the average employees monthly salary. We have purchased social insurance for all of our employees. Social insurance expenses were approximately $223,845 and $302,864 for fiscal year 2005 and 2006, respectively. In the event that any current employee, or former employee, files a complaint with Chinese government, not only will we be required to purchase insurance for such employee, we may be subject to administrative fines. We believe that such fines, if imposed, are immaterial.

Our Facilities

All land in China is owned by the State. Individuals and companies are permitted to acquire rights to use land or land use rights for specific purposes. In the case of land used for industrial purposes, the land use rights are granted for a period of 50 years. This period may be renewed at the expiration of the initial and any subsequent terms. Granted land use rights are transferable and may be used as security for borrowings and other obligations. We currently lease from our affiliate Shandong Shengda Technology, which has land use rights to approximately 123,936 square meters of land consisting of manufacturing facilities, employee quarters, warehouses and office buildings in Taian City, China. Therefore, the land leased from our affiliate Shandong Shengda constitutes the basis of our operations as a manufacturer of NPCC products and coal based chemicals.

In August 2006, Shandong Shengda Technology completed the construction of a new NPCC manufacturing facility with approximately 251,285 square meters in Xianyang City, Shaanxi Province, China. The designed capacity for this facility is 60,000 metric tons of NPCC in the first phase. We are leasing the Xianyang facility from our affiliate Shandong Shengda Technology and have purchase the equipment for the facility. We also plan to expand the capacity of our facility in Xianyang if demand emerges.

The main equipment and machinery of our NPCC business includes ultra gravity reactors, limestone kilns, slaking equipment, and packaging machines. The main equipment and machinery of our coal based chemical business include boilers, carbonation towers, desulphurization towers and methanol recycling towers.

We believe that all our properties and equipment have been adequately maintained, are generally in good condition, and are suitable and adequate for our business. Nevertheless, we plan to replace some of the old chemical equipment with new equipment that consumes less energy and produces less pollution. We believe the retrofitting will provide us with better efficiency. In addition, we believe that the newly completed facility and the expected additional land use rights will be sufficient for our expansion efforts.

Legal Proceedings

There are no pending legal proceedings to which we or our properties are subject.

MANAGEMENT

We have provided below certain information about our executive officers and directors. Our directors serve for a term of one year or until their successors are duly elected and qualify. Our executive officers serve at the pleasure of our board of directors and have no fixed term of office.

Name	Age	Position
Xiangzhi Chen	44	President, Chief Executive Officer and Director
Anhui Guo	36	Director and Chief Financial Officer
Dongquan Zhang	66	Director
Carl Mudd	63	Director
Sheldon Saidman	65	Director
Xueyi Zhang	34	Vice President
Xukui Chen	33	President of Shandong Bangsheng Chemical Co., Ltd.
Zhaowei Ma	41	President of Shandong Haize Nano-Materials Co., Ltd

Mr. Xiangzhi Chen has served as our chief executive officer, president and director since March 31, 2006. Mr. Chen is the founder of Faith Bloom and its subsidiaries and has served as their chairman and chief executive officer since the subsidiaries’ formation in 2001. He has served as president of Shandong Shengda Technology Co., Ltd since January 2003. He was president of Shandong Shengda Construction Co., Ltd from January 1997 to January 2003.

Ms. Anhui Guo has served as our chief financial officer, vice president and treasurer since March 31, 2006 and as director since February 23, 2007. Ms. Guo has served as chief financial officer of Faith Bloom and its subsidiaries since 2001. Ms Guo was manager of finance of Shandong Shengda Construction Co., Ltd. from January 2001 to January 2003. She has served as manager of finance of Shandong Shengda Technology Co., Ltd. since January 2003. Ms. Guo was licensed as an accountant in 1996.

Mr. Dongquan Zhang has served as our director since February 23, 2007. Mr. Zhang has extensive experience in the chemical industry especially in research and development and regulatory areas. Currently he is a member of the board of directors of All China Association of Petro-Chemical Industry, vice president of Shandong Chemistry and Chemical Engineering Association, and vice president of Shandong Environmental Industry Association, and president of Shandong Chemical Industrial Pollution Prevention Association. From February 1994 to December 2000, he served as director general and senior engineer of the Petro-Chemical Industry of Shandong Province,

Mr. A. Carl Mudd has served as our director since February 23, 2007. Mr. Mudd has extensive management experience especially in the financial area. He has spent the past 14 years consulting with and mentoring CEOs and Boards of Directors major companies on global strategy, business processes and international operations and 27 years as CFO, COO and President of international companies. From 2003 to 2006, he was an advisory director at CIMIC Holdings, Ltd. From 1993 to 1996, he served as director and chairman of the Audit Committee at AM International, Inc. He is a Certified Public Accountant and holds a business degree from St. Edward's University.

Mr. Sheldon Saidman has served as our director since February 23, 2007. Mr. Saidman has extensive senior executive experience especially in marketing and general management. He currently has his own consulting business. From May 2001 to October 2005, he served as president and chief operating officer of Liberty Wire & Cable, Inc. He holds a bachelor’s degree in journalism and public relations from The University of Maryland.

Mr. Xueyi Zhang has served as vice president since March 31, 2006. Mr. Zhang has served as vice president of Shandong Shengda Technology since January 2003. He also served as vice president of Shandong Shengda Construction Co., Ltd from January 2001 to January 2003.

Mr. Xukui Chen has served as president Shandong Bangsheng Chemical Co., Ltd. since October 2006. Mr. Chen is responsible for the management of our chemical business. From October 2005 to October 2006, he served as director of research and development of Shandong Shengda Chemicals Co., Ltd. He was president of Shandong Haize Nanomaterials Co. from October 2004 to October 2004. From October 2003 to September 2004, he was president of the alcohol division of Shengda Group Co., Ltd. He served as vice president of the alcohol division of Shengda Group Co., Ltd. from September 2000 to September 2003.

Mr. Ma has been our president of Shandong Haize Nano-Materials Co., Ltd. since August 2005. Mr Ma is responsible for the overall management of our nano-materials business. From January 2001 to August 2005, he served as director of sales of Shandong Shengda Nanomaterials Co., Ltd.

Board Composition and Committees

Our Board has five (5) members, of which three are independent directors. We have recently established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The Audit Committee has established as a separately-designated standing committee in accordance with section 3(a)(58)(A) of the Exchange Act. The Audit Committee has at least one member, Mr. Carl Mudd, who meets the definition of an “audit committee financial expert” under SEC rulesand whom the Board has determined to be “independent”.

Audit Committee. The Audit Committee is currently comprised of Carl Mudd, Dongquan Zhang and Sheldon Saidman, with Carl Mudd as the chairman, each of whom are “independent” as that term is defined by SEC rules and under the NASDAQ listing standards. The Audit Committee is directly responsible for the appointment, retention, compensation and oversight of the work of any registered public accounting firm employed by the Company (including resolution of disagreements between management and the accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work or performing other audit, review or other services. Any such registered public accounting firm must report directly to the Audit Committee. The Audit Committee has the ultimate authority and responsibility to evaluate and, where appropriate, replace the registered public accounting firm.

Compensation Committee. The Compensation Committee is responsible for the administration of all salary, bonus and incentive compensation plans for our officers and key employees. The members of the Compensation Committee are Dongquan Zhang, Carl Mudd and Sheldon Saidman as the chairman, all of whom are “independent” directors.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is responsible for preparing a list of candidates to fill the expiring terms of directors on our Board of Directors. The committee submits the list of candidates to the Board of Directors who determines which candidates will be nominated to serve on the Board of Directors. The nominees are then submitted for election at the annual meeting of stockholders. The committee also submits to the entire Board of Directors, a list of candidates to fill any interim vacancies on the Board of Directors resulting from the departure of a member of the Board of Directors for any reason prior to the expiration of his term. In recommending candidates for the Board of Directors, the committee keeps in mind the functions of this body.

The committee considers various criteria, including the ability of the individual to meet SEC and NASDAQ “independence” requirements, general business experience, general financial experience,

knowledge of the company’s industry (including past industry experience), education, and demonstrated character and judgment. The committee will consider director candidates recommended by a stockholder if the stockholder mails timely notice to the secretary of the Company at its principal offices, which notice includes (i) the name, age and business address of such nominee, (ii) the principal occupation of such nominee, (iii) a brief statement as to such nominee’s qualifications, (iv) a statement that such nominee consents to his or her nomination and will serve as a director if elected, (v) whether such nominee meets the definition of an “independent” director under the SEC rules and under NASDAQ listing standards and (vi) the name, address, class and number of shares of company stock held by the nominating stockholder.

Any person nominated by a stockholder for election to the Board of Directors will be evaluated based on the same criteria as all other nominees. The committee also oversees our adherence to our corporate governance standards. The members of the committee are Sheldon Saidman, Carl Mudd, and Dongquan Zhang, with Dongquan Zhang as the chairman.

Code of Ethics

We have adopted a Code of Ethics (as defined in Item 406 of Regulation S-B) that applies to our principal executive, financial and accounting officers. ShengdaTech, Inc. will provide a copy of its code of ethics, without charge, to any person that requests it. Requests should be addressed in writing to Ms. Anhui Guo, CFO, ShengdaTech, Inc., Youth Pioneer Park, Tai'an Economic and Technological Development Zone, Tai'an City, Shandong Province 271000, People's Republic of China.

Compensation Discussion and Analysis

Our executive compensation program is designed to reward responsibility, performance and loyalty. It currently consists of two components: base salary plus retention bonus. The base salary accounts for approximately 80% of the total compensation while the retention bonus accounts for approximately 20% of the total compensation package. The base salary is designed to reward responsibility. The base salary for each officer is determined on the basis of his/her responsibilities and experience and is paid in installments in accordance with the length of time an officer serves for the year. We believe the base salary for Mr. Xiangzhi Chen meets its objective because the salary directly correlates to his corporate responsibility and experience.

The retention bonus is designed to retain valued employees. The amount of retention bonus is determined by the length of time the officer serves the Company. The retention bonus is designed to award officers on the condition that they do not provide services to other businesses during their employment with the Company. We believe the retention bonus has achieved its objectives. In 2006, no executive officers left the Company or served any other company during their employment. The Company had a performance based bonus plan which was suspended in 2004 when the Company was completing its reorganization. The Company may reinstate the performance bonus program in the future.

Compensation Table

Name & Principal Position	Year	Salary	Bonus	Non-Equity Incentive Plan Compensation	All other Compensation	Total
(a)	(b)	(c)	(d)	(g)	(i)	(j)
Xiangzhi Chen, CEO	2006	$200,000	—	$50,000	—	$250,000
Anhui Guo, CFO	2006	$80,000	—	$20,000	—	$100,000
Tim Halter (former CFO)	2006	—	—	—	—	—

Grants of Plan-Based Awards

The Company currently does not have any award plans. No options were granted to any officer in 2006.

Outstanding Equity Awards at Fiscal Year End

The Company currently does not have an equity compensation plan. No options or shares of stock were granted to any officer in 2006.

Option Exercises and Stock Vested

No options were exercised and no shares of stock were vested in 2006.

Pension Benefits

The Company does not have any pension plans for its officers.

Nonqualified Deferred Compensation

There was no nonqualified deferred compensation for the officers in 2006.

Potential Payment Upon Termination or Change in Control

The Company currently does not have payment arrangements for its officers upon termination or change in control.

Director Compensation

Non-employee directors will receive compensation for their service on the board and board committees consisting of (i) an annual retainer of $35,000, of which $17,000 will be paid in cash and $18,000 in restricted shares of our common stock, (ii) $1,000 for each telephonic meeting and (iii) $5,000 for each in-person meeting. The chairperson of the audit committee will receive an additional $5,000 annually. We will also reimburse directors for travel and other out-of-pocket expenses incurred in connection with their board service.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Analysis and Discussion with the management of the Company. Based on the review and the discussions, the Compensation Committee recommended to Board of Directors that the Compensation Analysis and Discussions be included in the Company’s annual report on Form 10K. The members of the Compensation Committee are Dongquan Zhang, Carl Mudd and Sheldon Saidman.

Certain Relationships and Related Transactions

On March 31, 2006, we consummated the transactions contemplated by a share exchange agreement among us and the owners of the issued and outstanding capital stock of Faith Bloom Limited, including Xiangzhi Chen, our current chief executive officer and controlling stockholder, and certain of our other officers and directors. Pursuant to the share exchange agreement, we acquired all of the outstanding capital stock of Faith Bloom in exchange for 50,957,603 shares of our common stock. As a result of this transaction, Mr. Chen became the owner of approximately 42% percent of our outstanding common shares.

On March 21, 2006, we entered into a memorandum of understanding with Shandong Shengda Technology Co., Ltd., our affiliate, whereby Shandong Shengda Technology promises to lease the land and NPCC plant being built in Xianyang, Shaanxi to the Company when the construction is completed. Mr. Xiangzhi Chen, Chairman and CEO of the Company, is the controlling shareholder and an executive officer of Shandong Shengda Technology Co., Ltd.

On March 31, 2006, we consummated the transactions contemplated by a share exchange agreement among us and the owners of the issued and outstanding capital stock of Faith Bloom Limited, including Xiangzhi Chen, our current chief executive officer and controlling stockholder, and certain of our other officers and directors. Pursuant to the share exchange agreement, we acquired all of the outstanding capital stock of Faith Bloom in exchange for 50,957,603 shares of our common stock. As a result of this transaction, Mr. Chen became the owner of approximately 42% percent of our outstanding common shares.

On March 21, 2006, we entered into a memorandum of understanding with Shandong Shengda Technology Co., Ltd., our affiliate, whereby Shandong Shengda Technology promises to lease the land and NPCC plant being built in Xianyang, Shaanxi to the Company when the construction is completed. Mr. Xiangzhi Chen, Chairman and CEO of the Company, is the controlling shareholder and an executive officer of Shandong Shengda Technology Co., Ltd.

On September 26, 2005, Eastern Nanomaterials Pte. Ltd., our affiliate, entered into a Financial Advisory Agreement with HFG International, Limited, a Hong Kong Corporation, pursuant to which HFG International, Limited agreed to provide Faith Bloom with financial advisory and consulting services in implementing a restructuring plan and facilitating its reverse acquisition with our company. In consideration for these services, HFG International, Limited was paid a fee of $450,000 upon the closing of the reverse acquisition. Timothy Halter, our departing director, is the principal stockholder and an executive officer of HFG International, Limited. The Agreement was amended on March 29 2006 to designate Faith Bloom as the assignee for Eastern Nanometeials Pte. Ltd.

On November 24, 2004, Eastern Nano-Materials Holdings Pte. Ltd. entered into an asset purchase agreement with Shandong Shengda Chemicals Co., Ltd., as amended on February 20, 2005, whereby Eastern Nano-Materials Holdings Pte. Ltd. purchased chemical manufacturing assets from Shandong Shengda Chemicals Co. with a consideration of approximately $5,223,215. Mr. Xiangzhi Chen, our Chairman and CEO, is a controlling shareholder and an executive officer of Shandong Shengda Chemicals Co.

On November 24, 2004, Eastern Nano-Materials Holdings Pte. Ltd. entered into an asset purchase agreement with Shandong Shengda Nanomaterials Co., Ltd., as amended on February 20, 2005, whereby Eastern Nano-Materials Holdings Pte. Ltd. purchased nano materials manufacturing assets from Shandong Shengda Nanomaterials Co. with a consideration of approximately $6,614,601. Mr. Xiangzhi Chen, our Chairman and CEO, is a controlling shareholder and an executive officer of Shandong Shengda Nanomaterials Co.

On January 6, 2005, Shandong Haize Nanomaterials Co., Ltd., our indirect subsidiary following our reorganization in March 2006, entered into a nano technology license agreement with Shandong Shengda Technology Co. Ltd., whereby Shandong Shengda Technology agrees to sublicense to Shandong Haize Nanomaterials Co., Ltd. the ultra gravity manufacturing method which Shandong Shengda Technology licensed from Nano Materials Technology Pte. Ltd. and which was developed by Beijing University of Chemical Technology. Mr. Xiangzhi Chen, our Chairman and CEO, is the controlling shareholder and an executive officer of Shandong Shengda Technology Co.

On February 20, 2005, Shandong Bangsheng Chemicals Co., Ltd., our indirect subsidiary following our reorganization in March 2006, entered into an equipment lease with Shandong Shengda Technology Co., Ltd. with a rental payment of approximately $200,900 per year. Mr. Xiangzhi Chen, our Chairman and CEO, is the controlling shareholder and an executive officer of Shandong Shengda Technology Co.

On March 2, 2005, Shandong Shengda Chemicals Co., Ltd, the predecessor of Shandong Bangsheng Chemicals Co., Ltd. which is our direct subsidiary following our reorganization in March 2006, entered into an equipment purchase agreement whereby Shandong Shengda Chemicals agreed to purchase melamine equipment from Shandong Shengda Chemical Machinery Co., Ltd. valued at approximately $1,361,737. Mr. Xiangzhi Chen, our Chairman and CEO, is the controlling shareholder and an executive officer of Shandong Shengda Chemical Machinery Co., Ltd.

On August 5, 2004, Shandong Shengda Chemicals Co., Ltd., the predecessor of Shandong Bangsheng Chemicals Co., Ltd. which is our direct subsidiary following our reorganization in March 2006, entered into an agreement with Shandong Shengda Chemical Machinery Co. to purchase chemical equipment valued at approximately $310,000. Mr. Xiangzhi Chen, Chairman and CEO of the Company, is the controlling shareholder and an executive officer of Shandong Shengda Chemical Machinery Co., Ltd.

On February 22, 2005, Shandong Haize Nanomaterials Co., Ltd., our indirect subsidiary following our reorganization in March 2006, entered into a land use and lease agreement with Shandong Shengda Technology Co., Ltd whereby it leases the land and building from Shandong Shengda Technology Co., Ltd for approximately $13,486 per month. Mr. Xiangzhi Chen, our Chairman and CEO, is the controlling shareholder and an executive officer of Shandong Shengda Technology Co., Ltd. The agreement was amended on March 21, 2006 to extend the term to 20 years with lessee’s right to renew and to limit the termination of the lease to instances where the lessee fails to pay rent for 6 months.

On February 22, 2005, Shandong Bangsheng Chemical Co., Ltd., our indirect subsidiary following our reorganization in March 2006, entered into a land use and lease agreement with Shandong Shengda Technology Co., Ltd whereby its leases the land and building from Shandong Shengda Technology Co., Ltd for approximately $20,000 per month. Mr. Xiangzhi Chen, our Chairman and CEO, is the controlling shareholder and an executive officer of Shandong Shengda Technology Co., Ltd. The agreement was amended on March 21, 2006 to extend the term to 20 years with lessee’s right to renew and to limit the termination of the lease to instances where the lessee fails to pay rent for 6 months.

On December 31, 2005, Faith Bloom Limited entered into a share transfer agreement whereby Eastern Nanomaterials Pte. Co., Ltd. agreed to transfer to Faith Bloom 100% of the outstanding shares of Shandong Haize Nanomaterials Co., Ltd. for $5,765,200. Mr. Xiangzhi Chen, our Chairman and CEO, is the controlling shareholder and an executive officer of Singapore Eastern Nanomaterials Pte. Co., Ltd.

On December 31, 2005, Faith Bloom Limited entered into a share transfer agreement whereby Eastern Nano-Materials Pte. Co., Ltd. agreed to transfer to Faith Bloom100% of the outstanding shares of Shandong Bangsheng Chemicals Co., Ltd. for $3,035,000. Mr. Xiangzhi Chen, our Chairman and CEO, is the controlling shareholder and an executive officer of Singapore Eastern Nano-Materials Pte. Co., Ltd.

We do not have any policies or procedures for the review, approval, or ratification of any transaction reported under this section.

SELLING STOCKHOLDERS

This prospectus relates to the offering and sale, from time to time, of up to 8,312,603 shares of our common stock held by the stockholders named in the table below. All of the selling stockholders named below acquired their shares of our common stock directly from us in a private transaction. Of the 8,312,603 shares of common stock covered by this prospectus, 5,837,603 were acquired by the selling stockholders from us in a private placement consummated on March 31, 2006.

Pursuant to a Securities Purchase Agreement and Plan of Reorganization dated March 31, 2006 among us, Faith Bloom Limited, a British Virgin Islands company, and the shareholders of Faith Bloom, we acquired all of the issued and outstanding shares of Faith Bloom's capital stock in exchange for a total of 50,957,603 shares of our common stock. We issued 4.512 shares of our common stock for every one share of Faith Bloom capital stock. As a result of this share exchange, the shareholders of Faith Bloom acquired approximately 94.2% of our issued and outstanding shares and Faith Bloom become our wholly owned subsidiary. Immediately prior to the share exchange, Faith Bloom sold 1,293,795 shares of its capital stock for an aggregate price of $15 million in a private placement offering. Faith Bloom's financing was conditioned upon the concurrent consummation of the share exchange with us and our agreement to register the resale, pursuant to the registration statement of which this prospectus is a part, of the 5,873,603 shares of our common stock that we issued to the investor's in Faith Bloom's private placement. These securities were offered and sold in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended, and Rule 506 thereunder.

The following table sets forth certain information known to us as of December 11, 2006 and as adjusted to reflect the sale of the shares offered hereby, with respect to the beneficial ownership of our common stock by the selling stockholders. The share amounts under the column, “Number of shares being offered” consist of the shares of our common stock issued by us in the share exchange described above.

The selling stockholders may sell all or some of the shares of common stock they are offering, and may sell shares of our common stock otherwise than pursuant to this prospectus. The table below assumes that each selling stockholder sells all of the shares offered by it in offerings pursuant to this prospectus, and does not acquire any additional shares. We are unable to determine the exact number of shares that will actually be sold or when or if these sales will occur.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of December 11, 2006 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name.

	Shares beneficially owned before the offering			Shares beneficially owned after the offering
Name of beneficial owner	Number	Percentage	Number of shares being offered	Number	Percentage
Halter Financial Investments, L.P. (1)	446,905	*	446,905	0	0%
High Tech Venture Capital Inc.	10,000	*	10,000	0	0%
Mr. Eric Pedersen	13,000	*	13,000	0	0%
Eagle Creek Custom Logs Ltd. (2)	18,500	*	18,500	0	0%
Mr. Robert Park	5,000	*	5,000	0	0%
Mr. Richard H. Dahl	18,500	*	18,500	0	0%
Mr. Ken Bell	7,400	*	7,400	0	0%
Mr. Steve Horth	18,500	*	18,500	0	0%
JMC Investments Ltd.	18,500	*	18,500	0	0%
Gordon W. Ross Real Estate Inc. (3)	9,200	*	9,200	0	0%
BOT Holdings Inc. (4)	18,500	*	18,500	0	0%
Richard &/or Susan Burton Jtwros	9,250	*	9,250	0	0%
Mr. James Gilkison	9,250	*	9,250	0	0%
Dr. J. Eric Goode	8,000	*	8,000	0	0%
Elephant Investments (5)	15,500	*	15,500	0	0%
The Brewster Family Trust (6)	18,500	*	18,500	0	0%
Mr. Bernard Bonertz	10,000	*	10,000	0	0%
Mr. Keenan Cannady	5,500	*	5,500	0	0%
Charbonneau Limited Partnership (7)	20,000	*	20,000	0	0%
Mr. Brian Crookes and/or Mrs. Maryann Crookes Jtwros	18,500	*	18,500	0	0%
Mr. Gregory A. Fischer	8,000	*	8,000	0	0%
Mr. Darrin Gabel	10,000	*	10,000	0	0%
Angiogene Inc. (8)	39,000	*	39,000	0	0%
Mrs. Nancy Beauchemin and/or Mr. Marc Beauchemin Jtwros	6,250	*	6,250	0	0%
Danny D. Della-Longa Professional Corp (9)	7,663	*	7,663	0	0%
John Mackay and/or Trisha Mackay Jtwros	10,000	*	10,000	0	0%
Mr. Dennis Bleackley	10,000	*	10,000	0	0%
Mr. Steven Perry	10,000	*	10,000	0	0%
Don Cowie	18,500	*	18,500	0	0%
Mrs. Sally Drysdale	8,150	*	8,150	0	0%

Bob Geddes	30,000	*	30,000	0	0%
Andrew Goodacre	20,000	*	20,000	0	0%
Mr. Robert Church	10,000	*	10,000	0	0%
Mr. Richard D. Cote	5,500	*	5,500	0	0%
Jack Coldwell	10,000	*	10,000	0	0%
Mrs. Della Ann Gabel	10,000	*	10,000	0	0%
Mr. Harry Gabel	10,000	*	10,000	0	0%
Mr. Brad W. Gabel	20,000	*	20,000	0	0%
Mr. Gary Allard and/or Mrs. Kathy Allard	4,500	*	4,500	0	0%
Mr. Ron C. Northcott	10,000	*	10,000	0	0%
Terral Hagman	20,000	*	20,000	0	0%
Ross E. Allsopp	1,850	*	1,850	0	0%
G-Mac Welding Ltd. (10)	8,000	*	8,000	0	0%
Mr. Imtiaz Bhimani and/or Mrs. Shirin Bhimani Jtwros	5,600	*	5,600	0	0%
Mr. Jesse L. Hudey	7,400	*	7,400	0	0%
Panayiotis Andreou Professional Corporation (11)	10,000	*	10,000	0	0%
Earl C. Fawcett	20,000	*	20,000	0	0%
783036 Alberta Ltd. (12)	10,000	*	10,000	0	0%
Mr. Kelly Fraser	33,000	*	33,000	0	0%
Wayne Hucik	20,000	*	20,000	0	0%
Mr. Calvin G. Gabel	10,000	*	10,000	0	0%
264646 Alberta Ltd. (13)	20,000	*	20,000	0	0%
Danich Investments Ltd. (14)	17,000	*	17,000	0	0%
Mr. William Tobman	10,000	*	10,000	0	0%
Mr. Rod Dand	8,000	*	8,000	0	0%
Dr. Sandeep Aggarwal Prof. (15)	10,000	*	10,000	0	0%
Doug F. Riopelle	10,000	*	10,000	0	0%
Mr. Paul G. Sicotte	20,000	*	20,000	0	0%
J. Barrett Developments Ltd. (16)	8,150	*	8,150	0	0%
Kornell Capital Corporation (17)	8,000	*	8,000	0	0%

Mr. Don A. Leeb	8,000	*	8,000	0	0%
Mr. Richard N. Macdermott	22,250	*	22,250	0	0%
Mr. Brent Mclellan	9,500	*	9,500	0	0%
Mr. Dwight Mclellan	9,500	*	9,500	0	0%
Mr. Leigh Muir	7,400	*	7,400	0	0%
Mr. Brad Newman	3,700	*	3,700	0	0%
Gerald Slamko	9,250	*	9,250	0	0%
Mr. Dale Tingley	55,000	*	55,000	0	0%
Mr. Larry J. Trapp	9,000	*	9,000	0	0%
Mr. Barry Tucker	20,000	*	20,000	0	0%
Vickers Family Trust (18)	29,000	*	29,000	0	0%
Evonne Whelan	10,000	*	10,000	0	0%
Mr. David Whelan	5,000	*	5,000	0	0%
Rodadon Investments Ltd. (19)	5,500	*	5,500	0	0%
Richard Thompson	3,500	*	3,500	0	0%
Zhihao Zhang	712,500	1.32%	712,500	0	0%
Shangzhen Gang	475,000	*	475,000	0	0%
Hongbo Wang	51,500	*	51,500	0	0%
Shufen Li	48,500	*	48,500	0	0%
William P. Wells	1,979	*	1,979	0	0%
Stephen L. Parr	1,979	*	1,979	0	0%
Travis L. Parr	1,979	*	1,979	0	0%
David Parr	1,979	*	1,979	0	0%
Mathew M. Wirgau	1,979	*	1,979	0	0%
James W. McDowell, Jr.	1,980	*	1,980	0	0%
Pieter Bottelier	11,875	*	11,875	0	0%
James Sasser	11,875	*	11,875	0	0%
Liu Hong Rui	11,875	*	11,875	0	0%
Gary C. Evans	206,460	*	206,460	0	0%
Daniel O. Conwill III	97,293	*	97,293	0	0%

JLF Partners I, L.P. (20)	850,512	1.57%	850,512	0	0%
JLF Partners II, L.P. (20)	77,607	*	77,607	0	0%
JLF Offshore Fund, Ltd. (20)	1,383,574	2.56%	1,383,574	0	0%
Iroquois Master Fund Ltd. (21)	194,590	*	194,590	0	0%
Pinnacle China Fund, L.P. (22)	389,300	*	389,300	0	0%
Sean C. Cooper & Krista Petro JT TEN	23,359	*	23,359	0	0%
Sterling Capital Management, LLC (23)	116,753	*	116,753	0	0%
Westend Partners (24)	58,395	*	58,395	0	0%
Harold E. Gear	12,982	*	12,982	0	0%
John H. Trescot, Jr.	12,977	*	12,977	0	0%
W. W. Gay	12,977	*	12,977	0	0%
Carolyn Prahl	38,916	*	38,916	0	0%
Ryan Osborne	38,916	*	38,916	0	0%
Richard D. Squires	330,906	*	330,906	0	0%
Squires Family LP (25)	155,723	*	155,723	0	0%
Alexandra Global Master Fund Ltd. (26)	1,556,695	2.88%	1,556,695	0	0%

* represents less than 1% of the issued and outstanding common stock.

(1)
Timothy Halter, our former CEO and director, is the sole member of TPH GP, LLC which is the sole general partner of TPH GP, L.P. which is a limited partner of Halter Financial Investments, L.P. Mr. Halter is also the chairman of Halter Financial Investment GP, LLC which is the general partner of Halter Financial Investments, L.P.

(2)	Cheryl Houchin has voting and investment control over the securities held by Eagle Creek.

(3)	Gordon Ross has voting and investment control over the securities held by Gordon W. Ross Real Estate Inc.

(4)	Tom Binkerhoff has voting and investment control over the securities held by Bot Holdings Inc.

(5)	Ryan Holt and Adam Carpenter has voting and investment control over the securities held by Elephant Investments.

(6)	James Brewster has voting and investment control over the securities held by The Brewster Family Trust.

(7)	Arnie Charbonneau has voting and investment control over the securities held by Charbonneau Limited Partnership.

(8)	Winston Ho Fatt has voting and investment control over the securities held by Angiogene Inc.

(9)	Danny Dalla-Longa has voting and investment control over the securities held by Danny Dalla-Longa Professional Corporation.

(10)	Giant MacNaughton has voting and investment control over the securities held by G-Mac Welding Ltd.

(11)	Panayiotis Andreou has voting and investment control over the securities held by Panayiotis Andreou Professional Corporation.

(12)	Ralph Miller has voting and investment control over the securities held by 783036 Alberta Ltd.

(13)	Vic Walls has voting and investment control over the securities held by 264646 Alberta Ltd.

(14)	Danny Remuda has voting and investment control over the securities held by Danich Investments Ltd.

(15)	Sandeep Aggarnal has voting and investment control over the securities held by Sandeep Aggarnal Professional Corporation.

(16)	Werner Henzler has voting and investment control over the securities held by J. Barrett Developments Ltd.

(17)	Mark Kornell has voting and investment control over the securities held by Kornell Capital Corporation.

(18)	Harold Vickers has voting and investment control over the securities held by Vicker Family Trust.

(19)	Robert Park has voting and investment control over the securities held by Rodadon Investments Ltd.

(20)	Jeffrey Feinberg has sole voting and investment control over the securities held by JLF Partners II, L.P., JLF Partners II, L.P. and JLF Offshore Fund, Ltd.

(21)	Joshua Silverman has voting and investment control over the securities held by Iroquois Master Fund Ltd.

(22)	Barry M. Kitt has sole voting and investment control over the securities held by Pinnacle China Fund, L.P.

(23)
Sterling Capital Management LLC, Sterling MGT, Inc., Eduardo A. Brea, Alexander W. McAlister, David M. Ralston, Brian R. Walton and Mark Whalen have shared voting and investment power with respect to the securities held by Sterling Capital Management LLC.

(24)
Westend Capital Management, LLC is the registered investment advisor for Westend Partners LLC. The members of Westend Capital Management, LLC are Sean Cooper, George Bolton and Charles Bolton who hold voting and dispositive power for the shares held by Westend Partners LLC.

(25)	Richard D. Squires is the general partner of Squires Family LP and holds hold voting and dispositive power for the shares held by Squires Family LP.

(26)
Alexandra Investment Management, LLC, a Delaware limited liability company, serves as investment adviser to Alexandra Global Master Fund Ltd., a British Virgin Islands company. By reason of such relationship, Alexandra Investment Management, LLC may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Alexandra Global Master Fund Ltd. Alexandra Investment Management, LLC disclaims beneficial ownership of such shares of common stock. Messrs. Mikhail A. Filimonov and Dimitri Sogoloff are managing members of Alexandra Investment Management, LLC. By reason of such relationships, Mr. Filimonov and Mr. Sogoloff may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Alexandra Global Master Fund Ltd. Mr. Filimonov and Mr. Sogoloff disclaim beneficial ownership of such shares of common stock.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The selling stockholders may also engage in puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

DESCRIPTION OF CAPITAL STOCK

The following information describes our common stock, as well as options to purchase our common stock, and provisions of our amended and restated articles of incorporation and our bylaws. This description is only a summary and is qualified by reference to our articles of incorporation and bylaws. Our articles of incorporation and bylaws have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Our authorized capital stock currently consists of 100,000,000 shares of our common stock, par value $0.00001 per share and 10,000,000 shares of undesignated preferred stock.

Common Stock

We are authorized to issue 100,000,000 shares of common stock, of which, as of the date of this prospectus, 54,095,103 shares were issued and outstanding and held by 169 stockholders of record. There are currently 162,285 outstanding warrants to purchase the Company’s common stock at $2.57 per share and the warrants have a term of two years.

Holders of shares of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the certificate of incorporation, and certain mergers and reorganizations), in which cases Nevada law and our bylaws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the board of directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up, to share ratably in all assets remaining after payment of liabilities. The holders of shares of common stock have no preemptive, conversion, subscription or cumulative voting rights.

Undesignated Preferred Stock

Under our amended and restated articles of incorporation we have authorized 10,000,000 shares of undesignated preferred stock, par value $0.0001 per share. As of the date of this prospectus, no shares of our authorized preferred stock have been designated and none are issued and outstanding. Our board of directors has the authority, without action by the stockholders, to establish from the authorized shares of undesignated preferred stock one or more classes or series of preferred shares, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series or the designation of such class or series. It is not possible to state the actual effect of the issuance of any shares of undesignated preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such shares. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of ShengdaTech without further action by the stockholders. We have no present plans to designate or issue any additional shares of undesignated stock.

Option Grants in 2005 Fiscal Year

We did not grant any stock options or stock appreciation rights in 2005.

Aggregated Option Exercises in 2005 Fiscal Year and Fiscal Year-End Option Values

There were no option exercises in fiscal year 2005 and no options were outstanding at fiscal year-end.

Dividends

We do not anticipate the payment of cash dividends on our common stock in the foreseeable future.

Transfer Agent

The transfer agent for our common stock is Securities Transfer Corporation, 2591 Dallas Parkway, Suite 102, Fresco, Texas 75034.

LEGAL MATTERS

Certain legal matters with respect to the shares of common stock offered hereby will be passed upon for us by Kirkpatrick & Lockhart Preston Gates Ellis LLP, Irvine, California.

EXPERTS

The consolidated financial statements of ShengdaTech, Inc. and subsidiaries as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 included in this prospectus have been included herein in reliance upon the report of Hansen, Barnett & Maxwell, P.C., an independent registered public accounting firm, given upon authority of that firm as experts in accounting and auditing.

CHANGES IN ACCOUNTANTS

On October 5, 2004, the accounting firm of John Geib was dismissed by our board of directors as our independent auditors. During the two most recent fiscal years and subsequent interim period through the date of discharge, there were no disagreements on matters of accounting principles and practices, financial disclosure, or auditing scope of procedure between us and John Geib. John Geib was dismissed on the grounds of our desire to retain auditors that are registered with the Public Company Accounting Oversight Board (United States).

The report of John Geib on our financial statements as of and for the years ended July 31, 2003 and 2002 did not contain an adverse, qualified or disclaimer of opinion. However, the reports did contain an explanatory paragraph wherein John Geib expressed substantial doubt about our ability to continue as a going concern.

At its board meeting on September 20, 2004, our board of directors engaged Schwartz Levisky Feldman, LLP as our independent auditor for its fiscal year ending July 31, 2004. Schwartz Levitsky Feldman, LLP accepted such appointment on September 20, 2004. Prior to their appointment, we did not consult with Schwartz Levitsky Feldman, LLP on any matters related to accounting or the type of opinion they may issue.

On December 1, 2004, the accounting firm of Schwartz Levitsky Feldman, LLP was dismissed by our board of directors as our independent auditors. During the period that Schwartz Levitsky Feldman, LLP were our auditors, there were no disagreements on matters of accounting principles and practices, financial disclosure, or auditing scope of procedure between us and Schwartz Levitsky Feldman, LLP. Schwartz Levitsky Feldman, LLP was dismissed because we determined that it was in our best interests to retain a U.S. based auditor that is registered with the Public Company Accounting Oversight Board (United States).

The report of Schwartz Levitsky Feldman, LLP on our financial statements as of and for the years ended July 31, 2004 did not contain an adverse, qualified or disclaimer of opinion. However, the report did contain an explanatory paragraph wherein Schwartz Levitsky Feldman, LLP expressed substantial doubt about our ability to continue as a going concern.

At its board meeting on December 1, 2004, our board of directors engaged Rotenberg & Co., LLP as our independent auditor for the fiscal year ending July 31, 2005. Rotenberg & Co., LLP accepted such appointment on December 1, 2004. Prior to their appointment, we did not consult with Rotenberg & Co., LLP on any matters related to accounting or the type of opinion they may issue.

Rotenberg & Co., LLP, the registrant's independent registered public accounting firm, was dismissed on May 17, 2006. The reports of Rotenberg & Co., LLP on the registrant's financial statements as of July 31, 2005 and for the year then ended did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During the period of such firm's engagement through such dismissal, there were no disagreements with Rotenberg & Co., LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Rotenberg & Co., LLP, would have caused it to make reference to the subject matter of the disagreements in connection with its report. During the same period, there have been no reportable events, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

On May 11, 2006, the registrant engaged Hansen, Barnett & Maxwell P.C. as its new independent registered public accounting firm. The decision to change accountants was approved by the board of directors. Prior to their appointment, we did not consult Hansen, Barnett & Maxwell P.C. on any matters of accounting principles or practices or the type of opinion they may issue.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including exhibits, schedules and amendments) under the Securities Act of 1933 with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. Whenever a reference is made in this prospectus to any contract or other document of ours, the reference may not be complete, and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document. We are also required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You may read and copy our SEC filings, including the registration statement at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you on the SEC's web site (http://www.sec.gov).

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all of the reports or documents referred to above that have been incorporated by reference into this prospectus excluding exhibits to those documents unless they are specifically incorporated by reference into those documents.

You can request those documents by contacting us at Youth Pioneer Park, Tai’an Economic and Technological Development Zone, Tai’an City, Shandong Province 271000, People’s Republic of China or at 86-538-856-0609. Except for the documents specifically incorporated by reference into this prospectus, information contained on our website or that can be accessed through our website does not constitute a part of this prospectus.

Item 11. (e) Financial Statements

 SHENGDATECH, INC. AND SUBSIDIARIES

HANSEN, BARNETT& MAXWELL, P.C. A Professional Corporation CERTIFIED PUBLIC ACCOUNTANTS 5 Triad Center, Suite 750 Salt Lake City, UT 84180-1128 Phone: (801) 532-2200 Fax: (801) 532-7944 www.hbmcpas.com	Registered with the Public Company Accounting Oversight Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholders
Shengdatech, Inc.

We have audited the accompanying consolidated balance sheets of Shengdatech, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Shengdatech, Inc. and subsidiaries as of December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the accompanying consolidated financial statements have been restated for the effects of correcting an overstatement of revenues and selling expense during the years ended December 31, 2004 and 2005.

HANSEN, BARNETT & MAXWELL, P.C.

Salt Lake City, Utah
March 21, 2007

SHENGDATECH, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2005

ASSETS
Current Assets
Cash and cash equivalents	$34,684,142	$10,749,300
Trade accounts receivable	5,588,676	3,929,082
Other non-trade receivables	157,352	4,014,861
Advances to suppliers	872,289	262,591
Inventory	2,151,612	1,478,510
Receivable from related parties	1,601	943,308
Total Current Assets	43,455,672	21,377,652
Property and Equipment, net of accumulated depreciation of
$3,674,605 and $2,545,460, respectively	23,573,680	8,579,676
Total Assets	$67,029,352	$29,957,328

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Trade accounts payable	$2,957,413	$1,618,492
Other payables and accrued expenses	2,235,758	1,936,971
Income and other taxes payable	1,237,180	1,282,059
Advances from customers	119,923	-
Payable to related parties	3,349,814	347,218
Total Current Liabilities	9,900,088	5,184,740
Shareholders' Equity
Preferred stock - $0.00001 par value; 10,000,000 shares authorized;
none outstanding	-	-
Common stock - $0.00001 par value; 100,000,000 shares authorized;
54,095,103 shares and 45,120,000 shares outstanding, respectively	540	451
Additional paid-in capital	21,824,121	8,608,864
Statutory reserves	3,301,379	2,394,371
Retained earnings	30,187,740	13,568,100
Accumulated other comprehensive income	1,815,484	200,802
Total Shareholders' Equity	57,129,264	24,772,588
Total Liabilities and Shareholders' Equity	$67,029,352	$29,957,328

See the Accompanying Notes to the Consolidated Financial Statements

SHENGDATECH, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2006	2005	2004
		(Restated)	(Restated)

Sale of Products	$72,600,031	$58,599,329	$50,110,447
Cost of Products Sold	51,222,569	41,016,439	36,650,707
Gross Profit	21,377,462	17,582,890	13,459,740
Operating Expenses
Selling expense	1,260,647	865,338	763,186
General and administrative expense	2,641,474	967,357	926,174
Impairment of property and equipment	-	-	230,846
Total Operating Expenses	3,902,121	1,832,695	1,920,206
Income from Operations	17,475,341	15,750,195	11,539,534
Other Income (Expense)
Interest income	140,375	82,611	22,848
Non-operating income (expense)	(89,068)	129,665	(5,331)
Net Other Income (Expense)	51,307	212,276	17,517
Income Before Income Taxes	17,526,648	15,962,471	11,557,051
Provision for Income Taxes	-	-	4,144,713
Net Income	$17,526,648	$15,962,471	$7,412,338

Basic Earnings Per Share	$0.34	$0.25	$0.08
Diluted Earnings Per Share	$0.34	$0.25	$0.08

Basic Weighted-Average Shares Outstanding	51,900,641	64,455,210	87,305,912
Diluted Weighted-Average Shares Outstanding	52,022,801	64,455,210	87,305,912

Net Income	$17,526,648	$15,962,471	$7,412,338
Other Comprehensive Income:
Foreign currency translation adjustment	1,614,682	200,271	1,528
Comprehensive Income	$19,141,330	$16,162,742	$7,413,866

See the Accompanying Notes to the Consolidated Financial Statements

SHENGDATECH, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

							Accumulated
			Additional	Receivable			Other	Total
	Common Stock		Paid-in	From	Statutory	Retained	Comprehensive	Shareholders'
	Shares	Amount	Capital	Shareholder	Reserves	Earnings	Income	Equity
Balance, December 31, 2003	87,305,912	$873	$16,657,514	$-	$218,977	$3,958,770	$(997)	$20,835,137
Net income for the year	-	-	-	-	972,101	6,440,237	-	7,412,338
Foreign currency translation adjustment	-	-	-	-	-	-	1,528	1,528

Balance, December 31, 2004	87,305,912	873	16,657,514	-	1,191,078	10,399,007	531	28,249,003
Noncash capital contribution	45,124,979	451	8,609,395	(3,444,924)	-	-	-	5,164,922
Distribution to shareholders	(87,310,891)	(873)	(16,658,045)	-	-	(11,590,085)	-	(28,249,003)
Collection of receivable from shareholder	-	-	-	3,444,924	-	-	-	3,444,924
Net income for the year	-	-	-	-	1,203,293	14,759,178	-	15,962,471
Foreign currency translation adjustment	-	-	-	-	-	-	200,271	200,271

Balance, December 31, 2005	45,120,000	451	8,608,864	-	2,394,371	13,568,100	200,802	24,772,588

Shares issued for cash, $2.39 per share	5,837,603	58	13,969,656	-	-	-	-	13,969,714
Shares issued to acquire Shengdatech, Inc.
recorded as a purchase	3,137,500	31	63,478	-	-	-	-	63,509
Distribution of cash in purchase of
equipment from select shareholders	-	-	(971,496)	-	-	-	-	(971,496)
Warrants issued for consulting services	-	-	153,619	-	-	-	-	153,619
Net income for the year	-	-	-	-	907,008	16,619,640	-	17,526,648
Foreign currency translation adjustment	-	-	-	-	-	-	1,614,682	1,614,682
Balance, December 31, 2006	54,095,103	$540	$21,824,121	$-	$3,301,379	$30,187,740	$1,815,484	$57,129,264

See the Accompanying Notes to the Consolidated Financial Statements

SHENGDATECH, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2006	2005	2004

Cash Flows from Operating Activities:
Net income	$17,526,648	$15,962,471	$7,412,338
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	1,031,387	1,009,577	903,930
Amortization	-	69,249	188,367
Impairment of property and equipment	-	-	230,838
Loss on disposal of property and equipment	16,377	-	-
Compensation paid with warrants	153,619	-	-
Change in current assets and liabilities:
Trade accounts receivable	(1,635,713)	(71,561)	(212,347)
Other non-trade receivables	4,040,220	(5,181,418)	1,344,821
Advances to suppliers	(588,722)	(258,433)	51,530
Inventory	(611,842)	(179,322)	324,660
Accounts payable	1,468,602	(662,437)	(206,783)
Other payables and accrued expenses	230,538	238,137	(72,376)
Income and other taxes payable	(85,055)	1,261,756	1,358,419
Advances from customers	117,453	(76,189)	(11,538)
Net Cash Provided by Operating Activities	21,663,512	12,111,830	11,311,859
Cash Flows from Investing Activities:
Purchases of property and equipment	(15,457,918)	(2,517,152)	(701,619)
Net Cash Used in Investing Activities	(15,457,918)	(2,517,152)	(701,619)
Cash Flows from Financing Activities:
Net change in short-term loans	-	-	(1,208,196)
Net change in short-term notes payable	-	-	(96,656)
Change in payable to related parties	2,929,625	(1,570,946)	(1,288,190)
Distribution to shareholders	(971,496)	(7,822,477)	-
Change in receivable from related parties	952,552	-	-
Proceeds from issuance of common stock	13,969,714	-	-
Net Cash Provided by (Used in) Financing Activities	16,880,395	(9,393,423)	(2,593,042)
Effect of Exchange Rate Changes on Cash	848,853	138,154	413
Net Increase in Cash and Cash Equivalents	23,934,842	339,409	8,017,611
Cash and Cash Equivalents at Beginning of Period	10,749,300	10,409,891	2,392,280
Cash and Cash Equivalents at End of Period	$34,684,142	$10,749,300	$10,409,891

Supplemental Cash Flow Information:
Taxes paid (refunded)	$3,108,881	$3,485,546	$2,675,371
Interest paid	-	-	5,346

Schedule of Noncash Investing and Financing Activities
Distribution paid by owner directly to investors	$-	$5,164,922	$-
Noncash capital investment into Eastern Nano by the investors	-	8,609,846	-
Shares issued for net assets of Shengdatech, Inc.	63,509	-	-
Noncash distribution to shareholders:
Other non-trade receivables	$-	$(301,111)	$-
Land and building	-	(5,821,565)	-
Intangible assets	-	(7,795,486)	-
Liability incurred	-	(1,343,442)	-
	$-	$(15,261,604)	$-

SHENGDATECH, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

Organization and nature of operations - On March 2, 1998, a group of 19 investors (referred to herein as the Investors), of which Mr. Chen Xiangzhi (Mr. Chen) holds a controlling interest, formed Shandong Shengda Nano Co., Ltd. (Shengda Nano) under the laws of the People’s Republic of China (PRC). Shengda Nano has developed, and manufactures and markets, nano-sized precipitated calcium carbonate in the PRC for use in the production of automobile tires.

On November 13, 2001, the Investors formed Shandong Shengda Chemical Co., Ltd. (Shengda Chemical) under the laws of the PRC. Shengda Chemical manufactures and sells ammonium bicarbonate, liquid ammonia and methanol in the PRC for use as chemical fertilizer and in the production of other organic and inorganic chemical products including formaldehyde and pesticides.

During September 2004, the Investors formed Dongfang Nano-Materials Pte. Limited, a Singapore private limited company, subsequently renamed Eastern Nano-Materials Holdings Pte. Ltd. (Eastern Nano), and formed Shandong Haize Nano Co. Ltd. (Haize Nano) and Shandong Bangsheng Chemical Co. Ltd. (Bangsheng Chemical) as subsidiaries of Eastern Nano in the PRC (the Eastern Nano Subsidiaries). On November 24, 2004, the Investors agreed to transfer all of the operations and all of the assets and liabilities of Shengda Nano and Shengda Chemical, except for $7,822,477 of cash, $301,111 of other non-trade receivables, their land, land use rights and buildings, (the transferred assets and liabilities are referred to herein as the Acquired Assets) to the Eastern Nano Subsidiaries and to cause the Eastern Nano Subsidiaries to assume $1,343,442 of additional liabilities from the Investors. In June 2005, the Eastern Nano Subsidiaries consummated the acquisition of the Acquired Assets for $5,164,922. The purchase was financed and paid by Mr. Chen personally borrowing $5,250,000 from a third-party lender and paying $5,164,922 thereof to the Investors. The payments were made to the Investors in order to accomplish the transfer in accordance with the laws of the PRC and in accordance with the terms of the purchase agreement. Immediately thereafter, the Investors each repaid their proportionate share of $5,164,922 of Mr. Chen’s note payable to the third-party. The land, land use rights and buildings that Shengda Nano and Shengda Chemical retained were thereafter leased to the Eastern Nano Subsidiaries.

The transfer of the Acquired Assets to the Eastern Nano Subsidiaries was recognized in June 2005 as a reorganization of Shengda Nano and Shengda Chemical into the Eastern Nano Subsidiaries. The assets and liabilities of Shengda Nano and Shengda Chemical, including the assets retained by Shengda Nano and Shengda Chemical, were recorded at their historical carrying value of $28,249,003. The net assets that were retained by Shengda Nano and Shengda Chemical and the liabilities assumed from the Investors were recognized as distributions to the Investors at their fair values and consisted of the following:

Distribution to shareholders:
Cash	$7,822,477
Other non-trade receivables	301,111
Land and buildings	5,821,565
Intangible assets - land use rights	7,795,486
Liabilities assumed	1,343,442
$23,084,081

Those net assets and the $5,164,922 paid to the Investors by Mr. Chen were recognized as capital distributions to the Investors totaling $28,249,003. The repayment by the Investors of $5,164,922 of Mr. Chen’s note payable to the third-party lender was recognized as an $8,609,846 non-cash capital investment into Eastern Nano by the Investors, which included a $3,444,924 receivable from a shareholder. The accompanying consolidated financial statements include the operations of Shengda Nano and Shengda Chemical for the periods prior to the reorganization and the operations of Eastern Nano and its subsidiaries for the periods after the reorganization.

On November 15, 2005, the Investors formed Faith Bloom Limited (Faith Bloom) under the laws of the British Virgin Islands. On December 31, 2005, Eastern Nano transferred the Eastern Nano Subsidiaries to Faith Bloom in exchange for the issuance of 10,000,000 shares of Faith Bloom common stock to the Investors. The transfer of the Eastern Nano Subsidiaries to Faith Bloom was recognized as a reorganization of Eastern Nano and the Eastern Nano Subsidiaries into Faith Bloom with the assets and liabilities remaining at their historical cost.

On March 31, 2006, Faith Bloom issued 1,293,795 shares of common stock to certain unrelated institutional and accredited investors in exchange for $15,000,000 less $1,030,286 of costs associated therewith. Upon consummation of this transaction and on the same date, Faith Bloom entered into an agreement with Zeolite Exploration Company, a Nevada corporation (”Zeolite”), to exchange all of Faith Bloom’s 11,293,785 outstanding common shares for 50,957,603 shares of Zeolite’s common stock. Subsequent to this transaction, the Faith Bloom shareholders owned 94.2% of Zeolite. Before the transaction, Zeolite had no operations. The transaction with Zeolite was recognized as a 4.5-for-1 stock split of the Faith Bloom common stock and the reverse acquisition of Zeolite’s net monetary assets totaling $63,509 in exchange for the 3,137,500 shares of common stock that remained outstanding. Faith Bloom’s assets and liabilities remained at their historical cost.

The accompanying consolidated financial statements have been restated on a retroactive basis to present the reorganizations of the Eastern Nano Subsidiaries into Faith Bloom and Faith Bloom into Zeolite as though the reorganizations had been in place for all periods presented. The operations of Shengdatech, Inc. have been included in the accompanying financial statements from March 31, 2006.

During January 2007, the shareholders of Zeolite changed its name to Shengdatech, Inc.

Restatement of financial statements - During September 2006, the Company realized that the December 31, 2005 and 2004 consolidated financial statements needed to be revised to correct an overstatement of revenues and selling expenses for rebates paid to customers in the amounts of $723,442 and $513,021, respectively. The correction of these balances had no effect on the previously reported net income. The effects of the restatements were as follows.

	As Previously	Effect of	As
	Reported	Restatement	Restated
For the Year Ended December 31, 2005
Sale of Products (revenue)	$59,322,771	$(723,442)	$58,599,329
Selling expenses	1,588,780	(723,442)	865,338

	As Previously	Effect of	As
	Reported	Restatement	Restated
For the Year Ended December 31, 2004
Sale of Products (revenue)	$50,623,468	$(513,021)	$50,110,447
Selling expenses	1,276,207	(513,021)	763,186

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Translating Financial Statements - The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The functional currency of the operating subsidiaries in the PRC is the Chinese Yuan Renminbi (CNY); however, the accompanying financial statements have been expressed in United States Dollars (“USD”). The accompanying consolidated balance sheets have been translated into USD at the exchange rates prevailing at each balance sheet date. The accompanying consolidated statements of operations have been translated using the average exchange rates prevailing during the periods of each statement. See Note 10.

Consolidation - The accompanying consolidated financial statements include the accounts and transactions of Shengda Nano and Shengda Chemical through June 2005, the accounts of Eastern Nano from September 2004 through November 15, 2005, the accounts and transactions of Faith Bloom and its wholly owned subsidiaries from November 15, 2005 through March 31, 2006 and the accounts of Shengdatech, Inc. and its wholly owned subsidiaries from March 31, 2006. These combined entities are referred to herein as “the Company.” In connection with the lease agreements relating to the land, land use rights, buildings, and certain equipment, as described in Note 10, the Company has determined that it is not the primary beneficiary due to the significant other operations and substantial equity of the Lessors and therefore those entities are not consolidated in the Company’s financial statements.

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Fair Values of Financial Instruments - The carrying amounts reported in the consolidated balance sheets for trade accounts receivable, other non-trade receivables, advances to suppliers, receivable from related parties, trade accounts payable, other payables and accrued expenses, advances from customers, and payable to related parties approximate fair value because of the immediate or short-term maturity of these financial instruments.

Cash and Cash Equivalents - Cash and cash equivalents include interest bearing and non-interest bearing bank deposits, money market accounts, and short-term certificates of deposit with original maturities of three months or less.

Trade Receivables and Allowance for Doubtful Accounts - Trade receivables are carried at original invoiced amounts. As a result of the Company historically having no write-offs and all accounts receivables being current, there were no doubtful accounts recorded as of December 31, 2006 and 2005.

Inventory - Inventories are stated at the lower of cost or net realizable value, with cost determined on an average cost basis.

Valuation of Long-lived Assets - The carrying values of the Company's long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that they may not be recoverable. When such an event occurs, the Company projects the undiscounted cash flows to be generated from the use of the asset and its eventual disposition over the remaining life of the asset. If projections were to indicate that the carrying value of the long-lived asset will not be recovered, the carrying value of the long-lived asset is reduced by the estimated excess of the carrying value over the projected discounted cash flows.

In connection with the agreement between Eastern Nano and Shengda Nano and Shengda Chemical in November 2004, an appraisal of the assets transferred indicated that long-lived assets of the Nano-Materials and Chemical segments were impaired. The book value of the long-lived assets exceeded their appraised value by $230,846, which impairment loss was recognized against the Nano-Materials and the Chemical segments during November 2004 in the amounts of $63,765 and $167,081, respectively.

Property and Equipment - Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Gains or losses on sales, trade-ins, or retirements are included in the statements of operations in the period of disposition, determined by reference to their carrying amounts.

Advances to Suppliers and Advances from Customers - The Company, as is the common practice in the PRC, will often pay advance payments to suppliers for materials, or receive advance payments from customers. Advances to suppliers were $872,289 and $262,591 as of December 31, 2006 and 2005, respectively. Advances from customers were $119,923 and $0 as of December 31, 2006 and 2005, respectively.

Revenue Recognition - The Company recognizes revenues from the sale of products when they are realized and earned. The Company considers revenue realized or realizable and earned when (1) it has persuasive evidence of an arrangement, (2) delivery has occurred, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured. Revenues are not recognized until products have been shipped to the client, risk of loss has transferred to the client and client acceptance has been obtained, client acceptance provisions have lapsed, or the Company has objective evidence that the criteria specified in client acceptance provisions have been satisfied. The Company sells all products to end-users and recognizes revenues when the products are shipped. The Company has no post-delivery obligations on its products sold.

Cost of Products Sold - Cost of products sold include wages, materials, handling charges, and other expenses associated with the manufacture and delivery of product.

Shipping and Handling Costs - Shipping and handling billed to customers is recorded as revenue. Shipping and handling costs are included in cost of products sold.

Research and product development expenses - Research and product development expenses are included in general and administrative expenses in the statements of income and include researching, developing, and testing of the Company’s products. For the years ended December 31, 2006, 2005, and 2004, such expenses were $340,771, $103,617, and $2,413, respectively.

Retirement Benefit Plans - The Company contributes to various employee retirement benefit plans organized by provincial governments under which it is required to make monthly contributions at rates prescribed by the related provincial governments. The provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees of the Company. Contributions to these plans are charged to expense as incurred.

Basic and Diluted Earnings per Share - The computation of basic and diluted earning per share is based on the weighted-average number of shares outstanding during the period presented. The following table is a reconciliation of the numerators and denominators used in the calculation of basic and diluted earnings per share and the weighted-average common shares outstanding for the years ended December 31, 2006, 2005 and 2004:

	For the Years Ended December 31,
	2006	2005	2004

Net income	$17,526,648	$15,962,471	$7,412,338
Basic weighted-average common shares
outstanding	51,900,641	64,455,210	87,305,912
Effect of dilutive securities:
Warrants	122,160	-	-
Diluted weighted-average common shares
outstanding	52,022,801	64,455,210	87,305,912
Basic earnings per share	$0.34	$0.25	$0.08
Diluted earnings per share	$0.34	$0.25	$0.08

Other Comprehensive Income - Other comprehensive income presented in the accompanying consolidated financial statements consists of foreign currency translation adjustments.

Credit Risk - The carrying amounts of trade accounts receivable and other non-trade receivables included in the consolidated balance sheets represent the Company’s exposure to credit risk in relation to its financial assets. No other financial assets carry a significant exposure to credit risk. The Company performs ongoing credit evaluations of each customer’s financial condition.

Recently Enacted Accounting Standards - On January 1, 2006, the Company adopted SFAS No. 151, Inventory Costs - An Amendment of ARB No. 43, Chapter 4 (“SFAS 151”). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and re-handling costs be recognized as current-period charges. Additionally, SFAS 151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The effects of adoption of SFAS 151 were not material.

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), which revises SFAS No. 123, Accounting for Stock-Based Compensation. SFAS 123R also superseded APB 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Under SFAS 123R, share-based payments to employees, including the fair value of grants of employee stock options, are recognized in the statement of income at their fair value, generally over the option vesting period. The effects of adoption of SFAS 123R were not material.

The Company has adopted FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS 158”). Under SFAS 158, companies must recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement benefit plans on their balance sheets. The effects of adoption of SFAS 158 were not material.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140 (SFAS 155). SFAS 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and related interpretations. SFAS 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and clarifies which interest-only strips and principal-only strips are not subject to recognition as liabilities. SFAS 155 eliminates the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for the Company for all financial instruments acquired or issued beginning January 1, 2007. The impact of adoption of this statement on the Company’s consolidated financial statements, if any, has not yet been determined.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140 (SFAS 156). SFAS 156 amends SFAS 140 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset. It also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS 156 permits an entity to use either the amortization method or the fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. SFAS 156 is effective for the Company as of January 1, 2007. The impact of adoption of this statement on the Company’s consolidated financial statements, if any, has not yet been determined.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements; however, it does not require any new fair value measurements. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS 157 is not expected to have a material impact on the Company’s consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 (“SFAS 159”). This pronouncement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and to recognize the resulting gains and losses in the results of operations. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The impact of adopting SFAS 159 on the Company’s consolidated financial statements, if any, has not yet been determined.

NOTE 3 - OTHER NON-TRADE RECEIVABLES

Other non-trade receivables consisted of the following:

	December 31,
	2006	2005
Income tax refund	$-	$3,981,037
Other receivables	157,352	33,824
Total Other Non-trade Receivables	$157,352	$4,014,861

NOTE 4 - INVENTORY

Inventory consisted of the following:

	December 31,
	2006	2005
Raw materials	$1,806,312	$820,025
Finished goods	345,300	658,485
Total Inventory	$2,151,612	$1,478,510

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31,
	2006	2005
Building	$1,854,717	$70,262
Plant, machinery and equipment	25,106,521	10,982,828
Motor vehicle	108,851	-
Office equipment	84,241	72,046
Construction in progress	93,955	-
Total Property and Equipment	27,248,285	11,125,136
Less: accumulated depreciation	(3,674,605)	(2,545,460)
Total Property and Equipment, net	$23,573,680	$8,579,676

During April 2006, the Company purchased approximately $1.1 million of equipment to replace old equipment, of which approximately $815,000 was purchased from a related party. In addition, the Company constructed and put into operations a new plant in Shaanxi, China at a cost of approximately $14 million. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, which were as follows:

Asset	Life
Building	15 - 25
Plant, machinery and equipment	10 - 17
Motor vehicle	5 - 10
Office equipment	3 - 5

Depreciation expense for the years ended December 31, 2006, 2005 and 2004, was $1,031,387, $1,009,577, and $903,930, respectively.

NOTE 6 - OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consisted of the following:

	December 31,
	2006	2005
Other payables	$583,594	$608,133
Accrued payroll	423,280	484,568
Utility payments	1,228,884	844,270
Total Other Payables and Accrued Expenses	$2,235,758	$1,936,971

NOTE 7 - INCOME TAXES

To date the Company has not been subject to any income taxes in the United States or the British Virgin Islands. The Company’s pre-tax income is comprised entirely from operations in the PRC. Enterprises with foreign investment and foreign enterprises doing business in the PRC are generally subject to federal (state) enterprise income tax at a rate of 30% and a local income tax at a rate of 3%. Effective at the beginning of 2005, the Company was granted a “tax holiday” that allows the Company to be exempt from both federal and local income taxes for the first two profitable years. The “tax holiday” allows the Company to be exempt from 50% of both federal and local income taxes during the third through the fifth years. The reduced federal and local rates for 2007 through 2009 will be 15% and 1.5%, respectively.

Income and other taxes payable consisted of:

	December 31,
	2006	2005
Value added tax	$710,981	$384,054
Income taxes for the year ended December 31, 2004	-	862,223
Surtax, insurance and other	526,199	35,782
Total Income and Other Taxes Payable	$1,237,180	$1,282,059

During the year ended December 31, 2005 the company paid $3,981,037 of income taxes prior to being granted the tax holiday for the year ended December 31, 2005. The income tax refund receivable was collected during the year ended December 31, 2006.

The provision for income taxes consisted of the following:

	For the Years Ended December 31,
	2006	2005	2004
Provision for current income taxes	$-	$-	$4,144,713

Following is a reconciliation of income taxes calculated at the federal and local statutory rates to actual income tax expense:

	For the Years Ended December 31,
	2006	2005	2004
Income tax calculation at the federal and local statutory rates (30% and 3%, respectively)	$5,783,794	$5,267,615	$3,813,827
Non-refundable monthly overpayments based on preliminary estimates	-	-	330,886
Tax holiday	(5,783,794)	(5,267,615)	-
Actual Income Tax Expense	$-	$-	$4,144,713

If the Company had not been in a “tax holiday” for the years ended December 31, 2006 and 2005, the provision for income taxes would have been $5,783,794 and $5,267,615, respectively, net income after income tax would have been $11,742,854 and $10,694,856, respectively, and basic earnings per share would have been $0.23 and $0.17, and diluted earnings per share would have been $0.23 and $0.17, respectively.

Deferred taxes with respect of temporary timing differences between carrying amounts of assets and liabilities for financial reporting and amounts used for tax reporting purposes were immaterial.

NOTE 8 - SHAREHOLDERS’ EQUITY

Common and preferred shares - In January 2007, the shareholders of the Company amended and restated the Company’s articles of incorporation and thereby: 1) changed the name of the Company from Zeolite Exploration Company to Shengdatech, Inc.; 2) increased the authorized number of shares of common stock to 100,000,000, $0.0001 par value; and 3) authorized the issuance of 10,000,000 shares of preferred stock, $0.00001 par value. The shares of preferred stock may be issued in one or more series and may be granted voting rights, at the discretion of the Company’s board of directors.

Receivable from Shareholder - Since Eastern Nano was not incorporated in the PRC, approval was obtained from the PRC government to organize Haize Nano and Bangsheng Chemical in the PRC. Capital contributions totaling $8,609,846 were approved, and Haize Nano and Bangsheng Chemical initially received 60% of the approved contributions, or $3,382,507 and $1,782,416, respectively. Upon the reorganization described in Note 1, the remaining 40%, or $3,444,924, was recorded as a receivable from a shareholder until such amount was received at the end of December 31, 2005.

Statutory Reserves - According to the Articles of Association, the Company is required to transfer a certain portion of its net profits, as determined under PRC accounting regulations, from net income to both the surplus reserve fund and the public welfare fund.

Distribution - During 2006, the Company purchased equipment from select shareholders. The Company recorded the equipment at the cost to the related parties and recorded the excess as a distribution to select shareholders of $971,496.

Warrant - On April 1, 2006, the Company issued a warrant to purchase 162,285 shares of common stock to a vendor for services provided. The exercise price was $2.39 per share and the warrant has a term of two years. The services were recognized as an expense based upon the fair value of the warrant of $153,619. The fair value of the warrant was calculated using the Black-Scholes option pricing model with the following assumptions:

Expected Life	2 years
Expected volatility	66.97%
Risk Free interest rate	4.82%
Dividend yield	0%

NOTE 9 - SEGMENT INFORMATION

The Company operates in the following segments:

Nano-Materials - The Company is engaged in the development, manufacture, and marketing of nano-sized ultra fine Precipitated Calcium Carbonated (NPCC). Limestone is converted into NPCC by a proprietary production method. The unique chemical and physical attributes make NPCC a valuable functional ingredient in tire products.

Chemical - The Company is also engaged in the manufacture and sale of ammonia-based products, namely ammonium bicarbonate, liquid ammonia, and methanol. The ammonia-based products are mainly used as chemical fertilizers and raw materials for the production of other chemical products (both organic and inorganic,) including formaldehyde and pesticides.

Certain segment information as of and for the years ended December 31, 2006, 2005 and 2004 follows:

		Nano-
For the Year Ended December 31, 2004	Chemical	Materials	Total
Sale of products	$37,369,278	$12,741,169	$50,110,447
Cost of products sold	28,526,258	8,124,449	36,650,707
Selling expenses	48,562	714,624	763,186
General and administrative expenses	499,624	426,550	926,174
Impairment of property and equipment	167,081	63,765	230,846
Depreciation and amortization	537,710	554,587	1,092,297
Segment income	5,328,403	2,083,935	7,412,338
Segment assets	23,096,848	12,683,458	35,780,306
Expenditures for segment assets	701,619	-	701,619

		Nano-
For the Year Ended December 31, 2005	Chemical	Materials	Total
Sale of products	$43,985,596	$14,613,733	$58,599,329
Cost of products sold	31,752,100	9,264,339	41,016,439
Selling expenses	69,264	796,074	865,338
General and administrative expenses	541,018	426,339	967,357
Depreciation and amortization	528,151	550,675	1,078,826
Segment income	11,827,016	4,135,455	15,962,471
Segment assets	18,691,092	11,266,236	29,957,328
Expenditures for segment assets	2,517,152	-	2,517,152

		Nano-
For the Year Ended December 31, 2006	Chemical	Materials	Total
Sale of products	$50,592,217	$22,007,814	$72,600,031
Cost of products sold	37,924,593	13,297,976	51,222,569
Selling expenses	79,306	1,181,341	1,260,647
General and administrative expenses	1,051,119	1,590,355	2,641,474
Depreciation and amortization	335,074	696,313	1,031,387
Segment income	11,865,994	5,660,654	17,526,648
Segment assets	32,420,452	34,608,900	67,029,352
Expenditures for segment assets	1,114,735	14,251,163	15,365,898

NOTE 10 - COMMITMENTS AND CONTINGENCIES

Economic environment - Since all of the Company’s operations are conducted in the PRC, the Company is subject to special considerations and significant risks not typically associated with companies operating in the United States of America. These risks include, among others, the political, economic and legal environments and foreign currency exchange. The Company’s results of operations may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Foreign currency remittance - All of the Company’s revenue is earned in the PRC and is denominated in the PRC’s currency of CNY, which must be converted into other currencies before remittance out of the

PRC. Both the conversion of CNY into foreign currencies and the remittance of foreign currencies abroad require approval of the PRC government.

Leases - After the reorganization of Haize Nano and Bangsheng Chemical into Eastern Nano, Haize Nano and Bangsheng Chemical entered into agreements to lease land, land use rights, buildings and certain equipment from the Lessors. Remaining future minimum lease payments under these agreements total $1,348,026, of which $1,145,167 was for land and buildings and $202,859 was for equipment. The Company incurred rental expense of, $720,490, $593,811, and $0 during the years ended December 31, 2006, 2005 and 2004, respectively.

Future minimum lease payments under the Company’s lease agreements are as follows:

	2007	2008	2009
Future minimum lease payments	$886,945	$276,664	$184,417

NOTE 11 - RELATED PARTIES

Receivable from related parties - At December 31, 2006, the Company had a $1,601 receivable from Shengda Nanomaterials Company, which was used primarily for the purchase of equipment and machinery and was recorded at the cost of the assets purchased. At December 31, 2005, the Company had a $943,308 receivable from Shandong Shengda Chemical Machinery Co. Ltd. due to an overpayment by the Company.

Payable to related parties - At December 31, 2006, the Company owed related parties $3,349,814, which consisted of $2,951,357 due to Shandong Shengda Technology Co. Ltd. for the purchase of property and equipment, and $398,457 was due to Shandong Shengda Chemical Machinery Co., Ltd. As of December 31, 2005, the Company owed related parties $347,218, of which $193,150 was due to Shengda Haize, $135,948 was due to Shangdong Shengda Chemical Machinery Co., Ltd., and $18,121 was due to Shengda Installation.

During March 2006, the Company paid HFG International, Limited, a Hong Kong Corporation, $450,000 for consulting and advisory services. The principal stockholder and executive officer of HFG International, Ltd. is a former officer and shareholder of Zeolite

NOTE 12 - Quarterly Financial Data (Unaudited)

Quarterly financial information is presented in the following summary:

	2004
	Three Months Ended
	March 31	June 30	September 30	December 31
Revenues	$9,906,539	$12,183,355	$14,371,613	$13,648,940
Gross Profit	1,873,652	3,061,945	4,416,202	4,107,941
Net Income from continuing operations	1,040,291	1,830,481	2,552,588	1,988,980
Net income per share - basic from continuing operations	0.01	0.02	0.03	0.02
Net income per share - diluted from continuing operations	0.01	0.02	0.03	0.02

	2005
	Three Months Ended
	March 31	June 30	September 30	December 31
Revenues	$13,290,138	$12,889,931	$17,159,831	$12,259,429
Gross Profit	4,145,533	3,957,707	5,309,213	4,170,437
Net Income from continuing operations	3,671,996	3,304,508	4,857,724	4,128,243
Net income per share - basic from continuing operations	0.08	0.04	0.06	0.07
Net income per share - diluted from continuing operations	0.08	0.04	0.06	0.07

	2006
	Three Months Ended
	March 31	June 30	September 30	December 31
Revenues	$16,464,196	$14,473,279	$18,818,207	$22,844,349
Gross Profit	4,266,532	4,183,431	5,580,864	7,346,635
Net Income from continuing operations	3,492,859	3,157,860	4,820,317	6,055,612
Net income per share - basic from continuing operations	0.08	0.06	0.09	0.11
Net income per share - diluted from continuing operations	0.08	0.06	0.09	0.11

NOTE 13 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Basis of presentation

For the purpose of presenting parent company only condensed financial information, the basis used in this presentation assumes the reorganization and the change of the reporting entity had taken place for all periods presented. The investment in the consolidated subsidiaries, which occurred on March 31, 2006, is recorded under the equity method of accounting as prescribed in APB opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. Under PRC laws and regulations, there are restrictions on the Company’s ability to transfer substantially all of its assets out of the PRC, regardless of the form of such transfer (dividends, loans, advances).

SHENGDATECH, INC.
CONDENSED BALANCE SHEETS

	December 31,
	2006	2005

ASSETS
Current Assets:
Cash	$10,580	$-
Other receivable	136,257	-
Total Current Assets	146,837	-
Investment in unconsolidated subsidiaries	56,982,427	24,772,588
Total Assets	$57,129,264	$24,772,588

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$-	$-

Shareholders' Equity:
Preferred stock - $0.00001 par value; 10,000,000 shares authorized;
no shares outstanding	-	-
Common stock - $0.00001 par value; 100,000,000 shares authorized;
54,095,103 shares and 45,120,000 shares outstanding, respectively	540	451
Additional paid-in capital	21,824,121	8,608,864
Statutory reserves	3,301,379	2,394,371
Retained earnings	30,187,740	13,568,100
Accumulated other comprehensive income	1,815,484	200,802
Total Shareholders' Equity	$57,129,264	$24,772,588
Total Liabilities and Shareholders' Equity	$57,129,264	$24,772,588

SHENGDATECH, INC.
CONDENSED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2006	2005	2004

Equity in earnings of unconsolidated subsidiaries	$18,045,364	$15,962,471	$7,412,338

Operating Expenses	518,716	-	-

Net Income	$17,526,648	$15,962,471	$7,412,338
Basic & Diluted Earnings per share	$.34	$.25	$.08

SHENGDATECH, INC.
CONDENSED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2006	2005	2004

Cash Flows from Operating Activities:
Net income	$17,526,648	$15,962,471	$7,412,338
Adjustment to reconcile net income to cash used:
Equity in earnings of unconsolidated subsidiaries	(18,045,364)	(15,962,471)	(7,412,338)
Net Cash Used in Operating Activities	(518,716)	-	-
Cash Flows from Investing Activities:
Other receivables	(136,257)	-	-
Investment in subsidiaries	(13,304,161)	-	-
Net Cash (Used in) Investing Activities	(13,440,418)	-	-
Cash Flows from Financing Activities:
Proceeds from issuance of common stock	13,969,714	-	-
Net Cash Provided by Financing Activities	13,969,714	-	-
Net Increase in Cash	10,580	-	-
Cash and Cash Equivalents at Beginning of Period	-	-	-
Cash and Cash Equivalents at End of Period	$10,580	$-	$-

SHENGDATECH, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET

(unaudited)

June 30,
2007
ASSETS
Current Assets
Cash and cash equivalents	$27,625,972
Trade accounts receivable, less allowance for doubtful accounts of $0	8,235,904
Other receivables	18,570
Advances to suppliers	50,085
Inventory	1,592,078
Receivable from related parties	4,841,391
Total Current Assets	42,364,000
Property and Equipment, net of accumulated depreciation of $4,637,977	39,731,340
Land use rights, net of accumulated amortization of $0	94,580

TOTAL ASSETS	$82,189,920

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Trade accounts payable	$4,779,217
Other payables and accrued expenses	2,377,754
Income and other taxes payable	2,011,593
Advances from customers	-
Payable to related parties	3,002,727
Total Current Liabilities	12,171,291
Shareholders' Equity
Common stock - $0.00001 par value; 100,000,000 shares
authorized, 54,095,103 shares
shares outstanding, respectively	540
Additional paid-in capital	21,673,396
Statutory reserves	3,301,379
Retained earnings	41,627,255
Accumulated other comprehensive income	3,416,059
Total Shareholders' Equity	70,018,629
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$82,189,920

See the accompanying notes to the condensed consolidated financial statements

SHENGDATECH, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME
(unaudited)

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2007	2006	2007	2006
Sale of Products	$22,680,529	$14,291,787	$44,860,800	$30,616,657
Cost of Products Sold	15,015,622	10,289,848	30,221,308	22,489,406

Gross Profit	7,664,907	4,001,939	14,639,492	8,127,251

Operating Expenses:
Selling expense	355,885	204,449	840,725	442,862
General and administrative expense	722,280	648,416	1,194,371	1,187,423
Total Operating Expenses	1,078,165	852,865	2,035,096	1,630,285

Income from Operations	6,586,742	3,149,074	12,604,396	6,496,966

Other Income (Expense):
Interest income	64,549	25,080	132,286	44,476
Other income	-	(16,294)	-	109,996
Net Other Income	64,549	8,786	132,286	154,472

Income Before Income Taxes	6,651,291	3,157,860	12,736,682	6,651,438
Provision for income taxes	618,404	-	1,297,167	-

Net Income	$6,032,887	$3,157,860	$11,439,515	$6,651,438
Net Income	$6,032,887	$3,157,860	$11,439,515	$6,651,438
Comprehensive income: foreign
currency translation adjustments	1,015,358	6,506	1,600,575	28,724
Comprehensive income	$7,048,245	$3,164,366	$13,040,090	$6,680,162

Earnings Per Share:
Basic	$0.11	$0.06	$0.21	$0.13
Diluted	$0.11	$0.06	$0.21	$0.13
Weighted Average Shares Outstanding:
Basic	54,095,103	54,095,103	54,095,103	49,657,413
Diluted	54,257,388	54,257,388	54,257,388	49,738,556

See the accompanying notes to the condensed consolidated financial statements

SHENGDATECH, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2007
(UNAUDITED)

							Accumulated
			Additional	Receivable			Other	Total
	Common Stock		Paid-in	From	Statutory	Retained	Comprehensive	Shareholders'
	Shares	Amount	Capital	Shareholder	Reserves	Earnings	Income	Equity
Balance, December 31, 2006	54,095,103	$540	$21,824,121	$-	$3,301,379	$30,187,740	$1,815,484	$57,129,264
Overpayment to shareholder for PPE accounted for as distribution	-	-	(150,725)	-	-	-	-	(150,725)
Net income for the period	-	-	-	-	-	11,439,515	-	11,439,515
Foreign currency translation adjustment	-	-	-	-	-	-	1,600,575	1,600,575
Balance, June 30, 2007	54,095,103	$540	$21,673,396	$-	$3,301,379	$41,627,255	$3,416,059	$70,018,629

SHENGDATECH, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	For the Six Months
	Ended June 30,
	2007	2006
Cash Flows from Operating Activities:
Net income	$11,439,515	$6,651,438
Adjustments to reconcile net income to net cash provided by Operating Activities:
Depreciation and amortization	858,658	343,939
Changes in assets and liabilities:
Accounts receivable	(2,471,886)	288,228
Other receivables	139,273	12,339
Advances to suppliers	832,760	(5,533,361)
Inventory	605,558	317,380
Trade accounts payable	1,723,938	(64,592)
Other payables and accrued expenses	84,329	(13,618)
Income and other taxes payable	733,034	(823,838)
Advances from customers	(121,281)	-
Net Cash provided by Operating Activities	13,823,898	1,177,915

Cash Flows from Investing Activities:
Purchase of property and equipment	(16,113,759)	(1,169,052)
Purchase of land use rights	(93,293)	-
Net Cash used in Investing Activities	(16,207,052)	(1,169,052)

Cash Flows from Financing Activities:
Proceeds from issuance of common stock	-	13,969,714
Changes in related party receivable / payable	(5,199,760)	(1,926,450)
Distribution to shareholder	(150,725)	-
Net Cash (used in) provided by Financing Activities	(5,350,485)	12,043,264

Effect of Exchange Rate Changes in Cash	675,469	303,477

Net Change in Cash	(7,058,170)	12,355,604
Cash and Cash Equivalents at Beginning of Period	34,684,142	10,749,300
Cash and Cash Equivalents at End of Period	$27,625,972	$23,104,904

Supplemental Cash Flow Disclosures:
Cash paid for interest	$-	$-
Cash paid for income taxes	$682,396	$-

Shengdatech, Inc. and Subsidiaries
Notes To Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2007 and 2006

NOTE 1 - Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of ShengdaTech Inc. and Subsidiaries (the “Company”) were prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. Management of the Company (“Management”) believes that the following disclosures are adequate to make the information presented not misleading. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto included in the Company’s Form 10-K filed on March 30, 2007 and other filings filed from time to time with the Securities and Exchange Commission.

These unaudited condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments) that, in the opinion of Management, are necessary to present fairly the consolidated financial position and results of operations of the Company for the periods presented. Operating results for the six months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

NOTE 2 - Organization and Nature of Operations

Organization and nature of operations - On March 2, 1998, a group of 19 investors (referred to herein as the Investors), of which Mr. Chen Xiangzhi (Mr. Chen) holds a controlling interest, formed Shandong Shengda Nano Co., Ltd. (Shengda Nano) under the laws of the People’s Republic of China (PRC). Shengda Nano has developed, and manufactures and markets nano-sized precipitated calcium carbonate in the PRC for use in the production of automobile tires.

On November 13, 2001, the Investors formed Shandong Shengda Chemical Co., Ltd. (Shengda Chemical) under the laws of the PRC. Shengda Chemical manufactures and sells ammonium bicarbonate, liquid ammonia and methanol in the PRC for use as chemical fertilizer and in the production of other organic and inorganic chemical products including formaldehyde and pesticides.

During September 2004, the Investors formed Dongfang Nano-Materials Pte. Limited, a Singapore private limited company, subsequently renamed Eastern Nano-Materials Holdings Pte. Ltd. (Eastern Nano), and formed Shandong Haize Nano Co. Ltd. (Haize Nano) and Shandong Bangsheng Chemical Co. Ltd. (Bangsheng Chemical) as subsidiaries of Eastern Nano in the PRC (the Eastern Nano Subsidiaries). On November 24, 2004, the Investors agreed to transfer all of the operations and all of the assets and liabilities of Shengda Nano and Shengda Chemical, except for $7,822,477 of cash, $301,111 of other non-trade receivables, their land, land use rights and buildings, (the transferred assets and liabilities are referred to herein as the Acquired Assets) to the Eastern Nano Subsidiaries and to cause the Eastern Nano Subsidiaries to assume $1,343,442 of additional liabilities from the Investors. In June 2005, the Eastern Nano Subsidiaries consummated the acquisition of the Acquired Assets for $5,164,922. The purchase was financed and paid by Mr. Chen personally borrowing $5,250,000 from a third-party lender and paying $5,164,922 thereof to the Investors. The payments were made to the Investors in order to accomplish the transfer in accordance with the laws of the PRC and in accordance with the terms of the purchase agreement. Immediately thereafter, the Investors each repaid their proportionate share of $5,164,922 of Mr. Chen’s note payable to the third-party. The land, land use rights and buildings that Shengda Nano and Shengda Chemical retained were thereafter leased to the Eastern Nano Subsidiaries.

The transfer of the Acquired Assets to the Eastern Nano Subsidiaries was recognized in June 2005 as a reorganization of Shengda Nano and Shengda Chemical into the Eastern Nano Subsidiaries. The assets and liabilities of Shengda Nano and Shengda Chemical, including the assets retained by Shengda Nano and Shengda Chemical, were recorded at their historical carrying value of $28,249,003. The net assets that were retained by Shengda Nano and Shengda Chemical and the liabilities assumed from the Investors were recognized as distributions to the Investors at their fair values and consisted of the following:

Distribution to shareholders:
Cash	$7,822,477
Other non-trade receivables	301,111
Land and buildings	5,821,565
Intangible assets - land use rights	7,795,486
Liabilities assumed	1,343,442
$23,084,081

Those net assets and the $5,164,922 paid to the Investors by Mr. Chen were recognized as capital distributions to the Investors totaling $28,249,003. The repayment by the Investors of $5,164,922 of Mr. Chen’s note payable to the third-party lender was recognized as an $8,609,846 non-cash capital investment into Eastern Nano by the Investors, which included a $3,444,924 receivable from a shareholder. The accompanying consolidated financial statements include the operations of Shengda Nano and Shengda Chemical for the periods prior to the reorganization and the operations of Eastern Nano and its subsidiaries for the periods after the reorganization.

On November 15, 2005, the Investors formed Faith Bloom Limited (Faith Bloom) under the laws of the British Virgin Islands. On December 31, 2005, Eastern Nano transferred the Eastern Nano Subsidiaries to Faith Bloom in exchange for the issuance of 10,000,000 shares of Faith Bloom common stock to the Investors. The transfer of the Eastern Nano Subsidiaries to Faith Bloom was recognized as a reorganization of Eastern Nano and the Eastern Nano Subsidiaries into Faith Bloom with the assets and liabilities remaining at their historical cost.

On March 31, 2006, Faith Bloom issued 1,293,795 shares of common stock to certain unrelated institutional and accredited investors in exchange for $15,000,000 less $1,030,286 of costs associated therewith. Upon consummation of this transaction and on the same date, Faith Bloom entered into an agreement with Zeolite Exploration Company, a Nevada corporation (”Zeolite”), to exchange all of Faith Bloom’s 11,293,785 outstanding common shares for 50,957,603 shares of Zeolite’s common stock. Subsequent to this transaction, the Faith Bloom shareholders owned 94.2% of Zeolite. Before the transaction, Zeolite had no operations. The transaction with Zeolite was recognized as a 4.5-for-1 stock split of the Faith Bloom common stock and the reverse acquisition of Zeolite’s net monetary assets totaling $63,509 in exchange for the 3,137,500 shares of common stock that remained outstanding. Faith Bloom’s assets and liabilities remained at their historical cost.

The accompanying consolidated financial statements have been restated on a retroactive basis to present the reorganizations of the Eastern Nano Subsidiaries into Faith Bloom and Faith Bloom into Zeolite as though the reorganizations had been in place for all periods presented. The operations of ShengdaTech, Inc. have been included in the accompanying financial statements from March 31, 2006.

During January 2007, the shareholders of Zeolite changed its name to ShengdaTech, Inc.

NOTE 3 - Significant Accounting Policies

Basis of Presentation and Translating Financial Statements - The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The functional currency of the operating subsidiaries in the PRC is the Chinese Yuan Renminbi (CNY); however, the accompanying financial statements have been expressed in United States Dollars (“USD”). The accompanying consolidated balance sheets have been translated into USD at the exchange rates prevailing at each balance sheet date. The accompanying consolidated statements of operations have been translated using the average exchange rates prevailing during the periods of each statement.

Consolidation - The accompanying consolidated financial statements include the accounts and transactions of Shengda Nano and Shengda Chemical through June 2005, the accounts of Eastern Nano from September 2004 through November 15, 2005, the accounts and transactions of Faith Bloom and its wholly owned subsidiaries from November 15, 2005 through March 31, 2006 and the accounts of ShengdaTech, Inc. and its wholly owned subsidiaries from March 31, 2006. These combined entities are referred to herein as “the Company.”

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Fair Values of Financial Instruments - The carrying amounts reported in the consolidated balance sheets for trade accounts receivable, other non-trade receivables, advances to suppliers, receivable from related parties, trade accounts payable, other payables and accrued expenses, advances from customers, and payable to related parties approximate fair value because of the immediate or short-term maturity of these financial instruments.

Cash and Cash Equivalents - Cash and cash equivalents include interest bearing and non-interest bearing bank deposits, money market accounts, and short-term certificates of deposit with original maturities of three months or less.

Trade Receivables and Allowance for Doubtful Accounts - Trade receivables are carried at original invoiced amounts. As a result of the Company historically having no write-offs and all accounts receivables being current, there were no doubtful accounts recorded as of June 30, 2007.

Inventory - Inventories are stated at the lower of cost or net realizable value, with cost determined on an average cost basis.

Valuation of Long-lived Assets - The carrying values of the Company's long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that they may not be recoverable. When such an event occurs, the Company projects the undiscounted cash flows to be generated from the use of the asset and its eventual disposition over the remaining life of the asset. If projections were to indicate that the carrying value of the long-lived asset will not be recovered, the carrying value of the long-lived asset is reduced by the estimated excess of the carrying value over the projected discounted cash flows.

Property and Equipment - Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Gains or losses on sales, trade-ins, or retirements are included in the statements of operations in the period of disposition, determined by reference to their carrying amounts.

Intangible Assets - Acquisition costs of land use rights are capitalized and amortized using the straight-line method over their estimated useful lives.

Advances to Suppliers and Advances from Customers - The Company, as is the common practice in the PRC, will often pay advance payments to suppliers for materials, property, and equipment, or receive advance payments from customers. Advances to suppliers were $50,085 as of June 30, 2007. Advances from customers were $0 as of June 30, 2007.

Revenue Recognition - The Company recognizes revenues from the sale of products when they are realized and earned. The Company considers revenue realized or realizable and earned when (1) it has persuasive evidence of an arrangement, (2) delivery has occurred, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured. Revenues are not recognized until products have been shipped to the client, risk of loss has transferred to the client and client acceptance has been obtained, client acceptance provisions have lapsed, or the Company has objective evidence that the criteria specified in client acceptance provisions have been satisfied. The Company sells all products to end-users and recognizes revenues when the products are shipped. The Company has no post-delivery obligations on its products sold.

Cost of Products Sold - Cost of products sold include wages, materials, handling charges, and other expenses associated with the manufacture and delivery of product.

Shipping and Handling Costs - Shipping and handling billed to customers are recorded as revenue. Shipping and handling costs are included in cost of products sold.

Research and product development expenses - Research and product development expenses are included in general and administrative expenses in the statements of income and include researching, developing, and testing of the Company’s products.

Retirement Benefit Plans - The Company contributes to various employee retirement benefit plans organized by provincial governments under which it is required to make monthly contributions at rates prescribed by the related provincial governments. The provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees of the Company. Contributions to these plans are charged to expense as incurred.

Basic and Diluted Earnings per Share - The computation of basic and diluted earning per share is based on the weighted-average number of shares outstanding during the periods presented. The following table is a reconciliation of the numerators and denominators used in the calculation of basic and diluted earnings per share and the weighted-average common shares outstanding, respectively:

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006

Net income	$6,032,887	$3,157,860	$11,439,515	$6,651,438

Basic weighted-average common shares
outstanding	54,095,103	54,095,103	54,095,103	49,657,413
Effect of dilutive securities:
Warrants	162,285	162,285	162,285	81,143
Diluted weighted-average common shares
outstanding	54,257,388	54,257,388	54,257,388	49,738,556

Basic earnings per share	$0.11	$0.06	$0.21	$0.13
Diluted earnings per share	$0.11	$0.06	$0.21	$0.13

Other Comprehensive Income - Other comprehensive income presented in the accompanying consolidated financial statements consists of foreign currency translation adjustments.

Credit Risk - The carrying amounts of trade accounts receivable and other non-trade receivables included in the consolidated balance sheets represent the Company’s exposure to credit risk in relation to its financial assets. No other financial assets carry a significant exposure to credit risk. The Company performs ongoing credit evaluations of each customer’s financial condition.

Recently Enacted Accounting Standards -In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements; however, it does not require any new fair value measurements. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS 157 is not expected to have a material impact on the Company’s consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 (“SFAS 159”). This pronouncement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and to recognize the resulting gains and losses in the results of operations. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The impact of adopting SFAS 159 on the Company’s consolidated financial statements, if any, has not yet been determined.

NOTE 4 - Inventory

Inventory consisted of the following:

June 30, 2007
Raw materials	$1,487,311
Finished goods	104,767
Total Inventory	$1,592,078

NOTE 5 - Property and Equipment

Property and equipment consisted of the following:

June 30, 2007
Building	$8,011,128
Plant, machinery and equipment	36,149,038
Motor vehicle	120,058
Office equipment	89,092
Construction in progress	-
Total property and equipment	44,369,316
Less: accumulated depreciation	(4,637,976)

Total property and equipment, net	$39,731,340

Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, which were as follows:

Asset	Life
Building	15 - 25
Plant, machinery and equipment	10 - 17
Motor vehicle	5 - 10
Office equipment	3 -5

Depreciation expense for the six months ended June 30, 2007 and 2006 was $858,658 and $343,939, respectively.

During the six months ended June 30, 2007, property and equipment increased $16,113,759. The increase was primarily due to the purchase of equipment for $9,755,250 to increase the NPCC production capacity of the Shanxi plant by an additional 40,000 tons. The increase was also due to the purchase of the NPCC factory plants in Shanxi for $5,837,707, purchase of equipment for the Shanghai R&D center of $106,830, and purchase of equipment for the Chemical segment of $413,972.

NOTE 6 - Intangible Assets

The Company’s intangible assets as of June 30, 2007 of $94,580 consist of land use rights, which are amortized over the 50-year life of those rights. Amortization expense for all periods presented is $0 as the rights were acquired on June 30, 2007 as described more fully in Note 9.

NOTE 7 - Income Taxes

Upon completion of the reorganization referred to in Note 2, the Company changed its fiscal year to December to conform to the fiscal year of its operating subsidiaries. The Company is not subject to any income taxes in the United States or the British Virgin Islands. The Company’s pre-tax income is comprised entirely from operations in the PRC. Enterprises with foreign investment and foreign enterprises doing business in the PRC are generally subject to federal (state) enterprise income tax at a rate of 30% and a local income tax at a rate of 3%. Effective at the beginning of 2005, the Company was granted a “tax holiday” that allows the Company to be exempt from both the federal and local income taxes for the first two profitable years. The “tax holiday” allows the Company to be exempt from 50% of both the federal and local income taxes during the third through the fifth years. The reduced federal and local rates for 2007 through 2009 are 15% and 1.5%, respectively.

NOTE 8 - Contingencies

Economic environment - Since all of the Company’s operations are conducted in the PRC, the Company is subject to special considerations and significant risks not typically associated with companies operating in the United States of America. These risks include, among others, the political, economic and legal environments and foreign currency exchange. The Company’s results of operations may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Foreign currency remittance - All of the Company’s revenue is earned in the PRC and is denominated in the PRC’s currency of CNY, which must be converted into other currencies before remittance out of the PRC. Both the conversion of CNY into foreign currencies and the remittance of foreign currencies abroad require approval of the PRC government.

NOTE 9 - Related Parties

Receivable from related parties - At June 30, 2007 the Company had a receivable from Shandong Shengda Technology Co. Ltd. of $4,841,391 related to an advance made in anticipation of an acquisition of certain buildings. The transaction was not consummated and the funds were returned to the Company in July, 2007.

Payable to related parties - At June 30, 2007, the Company owed related parties $3,002,727 which consisted of $2,635,963 due to Shandong Shengda Technology Co. Ltd. for the purchase of property and equipment, and $366,764 due to Shandong Shengda Chemical Machinery Co., Ltd.

On June 30, 2007 the Company purchased certain buildings and land use rights from Shandong Shengda Technology Co. Ltd. The purchase price of $5,972,912 exceeded the cost of the assets paid by Shandong Shengda Technology Co. Ltd by $150,725 and, accordingly, this amount was treated as a distribution to Shandong Shengda Technology Co. Ltd. The cost of the building was recorded at $5,727,607 and the land use rights were recorded at $94,580, which represents the price originally paid to an unrelated third party.

NOTE 10 - Shareholders’ Equity

Common and preferred shares - In January 2007, the shareholders of the Company amended and restated the Company’s articles of incorporation and thereby: 1) changed the name of the Company from Zeolite Exploration Company to ShengdaTech, Inc.; 2) increased the authorized number of shares of common stock to 100,000,000 shares, $0.0001 par value; and 3) authorized the issuance of 10,000,000 shares of preferred stock, $0.00001 par value. The shares of preferred stock may be issued in one or more series and may be granted voting rights, at the discretion of the Company’s board of directors.

Statutory Reserves - According to the Articles of Association, the Company is required to transfer a certain portion of its net profits, as determined under PRC accounting regulations, from net income to both the surplus reserve fund and the public welfare fund.

Warrant - On April 1, 2006, the Company issued a warrant to purchase 162,285 shares of common stock to a vendor for services provided. The exercise price was $2.57 per share and the warrant has a term of two years. The warrant had not been exercised as of June 30, 2007.

NOTE 11 - Segment Information

The Company operates in the following segments:

Nano-Materials - The Company is engaged in the development, manufacture, and marketing of nano-sized ultra fine Precipitated Calcium Carbonated (NPCC). Limestone is converted into NPCC by a proprietary production method. The unique chemical and physical attributes make NPCC a valuable functional ingredient in tire products.

Chemical - The Company is also engaged in the manufacture and sale of ammonia-based products, namely ammonium bicarbonate, liquid ammonia, and methanol. The ammonia-based products are mainly used as chemical fertilizers and raw materials for the production of other chemical products (both organic and inorganic,) including formaldehyde and pesticides.

Certain condensed segment information for the three and six month periods ending June 30, 2007 and 2006 follows:

For the Three Months Ended June 30, 2007	Chemical	Nano-Materials	Total
Sale of products	$11,852,425	$10,828,104	$22,680,529
Cost of products sold	8,810,308	6,205,314	15,015,622
Selling expense	19,434	336,450	355,884
General and administrative expense	154,237	568,043	722,280
Depreciation and amortization	93,881	365,381	459,262
Segment income	2,433,818	3,599,069	6,032,887
Segment assets	38,556,937	43,632,983	82,189,920
Expenditures for segment assets	413,972	15,694,671	16,108,643

For the Three Months Ended June 30, 2006	Chemical	Nano-Materials	Total
Sale of products	$10,774,346	$3,517,441	$14,291,787
Cost of products sold	8,062,882	2,226,966	10,289,848
Selling expense	18,110	186,339	204,449
General and administrative expense	228,070	420,346	648,416
Depreciation and amortization	76,194	99,584	175,778
Segment income	2,528,227	629,633	3,157,860
Segment assets	23,832,929	27,722,845	51,555,774
Expenditures for segment assets	-	58,295	58,295

For the Six Months Ended June 30, 2007	Chemical	Nano-Materials	Total
Sale of products	$25,057,296	$19,803,504	$44,860,800
Cost of products sold	18,724,737	11,496,571	30,221,308
Selling expense	41,195	799,529	840,725
General and administrative expense	311,278	883,093	1,194,371
Depreciation and amortization	183,654	675,004	858,658
Segment income	5,069,815	6,369,700	11,439,515
Segment assets	38,556,937	43,632,983	82,189,920
Expenditures for segment assets	413,972	15,793,080	16,207,052

For the Six Months Ended June 30, 2006	Chemical	Nano-Materials	Total
Sale of products	$23,349,984	$7,266,673	$30,616,657
Cost of products sold	17,875,496	4,613,910	22,489,406
Selling expense	32,920	409,942	442,862
General and administrative expense	503,047	684,376	1,187,423
Depreciation and amortization	151,866	192,073	343,939
Segment income	5,069,815	1,581,623	6,651,438
Segment assets	23,832,929	27,722,845	51,555,774
Expenditures for segment assets	1,110,757	58,295	1,169,052

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the estimated fees and expenses payable by us in connection with this offering:

SEC registration fee	$2,286
Printing expenses	$5,000
Fees and expenses of counsel for the Company	$75,000
Fees and expenses of accountants for the Company	$25,000
Miscellaneous	$10,000
TOTAL	$117,286

ShengdaTech, Inc. will bear all of the expenses shown above.

Item 14. Indemnification of Directors and Officers

The Nevada General Corporation Law provides that corporations may include a provision in their articles of incorporation relieving directors of monetary liability for breach of their fiduciary duty as directors, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of a dividend or unlawful stock purchase or redemption, or (iv) for any transaction from which the director derived an improper personal benefit. Our articles of incorporation provides that directors are not liable to us or our stockholders for monetary damages for breach of their fiduciary duty as directors to the fullest extent permitted by Nevada law. In addition to the foregoing, our bylaws provide that we may indemnify directors, officers, employees or agents to the fullest extent permitted by law and we have agreed to provide such indemnification to each of our directors.

The above provisions in our articles of incorporation and bylaws and in the written indemnity agreements may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their fiduciary duty, even though such an action, if successful, might otherwise have benefited us and our stockholders. However, we believe that the foregoing provisions are necessary to attract and retain qualified persons as directors.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

(a)  Articles of Incorporation. Our Articles of Incorporation provide that to the fullest extent permitted by the Nevada General Corporation Law as the same exists or may hereafter be amended, a director of our corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

(b)  Bylaws. Our Bylaws provide that we may indemnify our directors, officers, employees and other agents to the fullest extent permitted under the Nevada General Corporation Law.

Item 15. Recent Sales of Unregistered Securities

In the first quarter of 2006, we issued 50,957,603 shares of our common stock in exchange for all of the issued and outstanding shares of capital stock of Faith Bloom Limited, an International Business Company organized under the laws of the British Virgin Islands.

The offers, sales, and issuances of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act in that the issuance of securities to the recipients did not involve a public offering.. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and Financial Statement Schedules

The following exhibits are included with this filing or incorporated by reference as listed herein:

3.1
Articles of Incorporation of the Registrant filed with the Nevada Secretary of State on May 11, 2001, as amended by Certificate of Amendment to Articles of Incorporation filed with the Nevada Secretary of State on February 13, 2006. (incorporated by reference to Exhibit 3.1 to Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (SEC File No. 333-132906) filed on December 18, 2006

3.2
Certificate of Amendment and Restatement of Articles of Incorporation filed with the Nevada Secretary of State on January 3, 2007 (incorporated by reference to Exhibit 3.2 to Pre-Effective Amendment No. 3 to the Registration Statement on Form S-1 (SEC File No. 333-132906) filed on January 9, 2997.

3.3	Amended and Restated Bylaws of the Registrant incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on March 1, 2007.

5.1	Opinion of Preston Gates Ellis, LLP (incorporated by reference to Exhibit 5.1 to Registrant’s Registration Statement on Form SB-2 filed on March 31, 2006).

10.1
Financial Advisory Agreement between Eastern Nanomaterials Pte Co., Ltd. and HFG International Co., Ltd., dated as of September 26, 2005, as amended and supplemented on March 29, 2006 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.2
Industrial Product Sales Agreement between Shandong Shengda Chemical Machinery Co., Ltd. and Shandong Shengda Chemicals Co., Ltd., dated as of December 10, 2002 (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.3
Industrial Product Sales Agreement between Shandong Shengda Chemical Machinery Co., Ltd. and Shandong Shengda Chemicals Co., Ltd., dated as of December 12, 2002 (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.4
Industrial Product Sales Agreement between Shandong Shengda Chemical Machinery Co., Ltd. and Shandong Shengda Chemicals Co., Ltd., dated as of December 15, 2002 (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.5
Industrial Product Sales Agreement between Shandong Shengda Chemical Machinery Co., Ltd. and Shandong Shengda Chemicals Co., Ltd., dated as of December 16, 2002 (incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.6
Industrial Product Sales Agreement between Shandong Shengda Chemical Machinery Co., Ltd. and Shandong Shengda Chemicals Co., Ltd., dated as of December 20, 2002 (incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.7
Industrial Product Sales Agreement between Shandong Shengda Chemical Machinery Co., Ltd. and Shandong Shengda Chemicals Co., Ltd., dated as of December 20, 2002 (incorporated by reference to Exhibit 10.7 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.8
Industrial Product Sales Agreement between Shandong Shengda Chemical Machinery Co., Ltd. and Shandong Shengda Chemicals Co., Ltd., dated as of December 26, 2002 (incorporated by reference to Exhibit 10.8 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.9
Industrial Product Sales Agreement between Shandong Shengda Chemical Machinery Co. Ltd. and Shandong Shengda Chemicals Co. Ltd., dated as of December 26, 2002 (incorporated by reference to Exhibit 10.9 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.10
Industrial Product Sales Agreement between Shandong Shengda Chemical Machinery Co. Ltd. and Shandong Shengda Chemicals Co. Ltd., dated as of December 26, 2002 (incorporated by reference to Exhibit 10.10 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.11
Industrial Product Sales Agreement between Shandong Shengda Chemical Machinery Co., Ltd. and Shandong Shengda Chemicals Co., Ltd., dated as of January 10, 2003 (incorporated by reference to Exhibit 10.11 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.12
Industrial Product Sales Agreement between Shandong Shengda Chemical Machinery Co., Ltd. and Shandong Shengda Chemicals Co., Ltd., dated as of January 12, 2003 (incorporated by reference to Exhibit 10.12 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.13
Industrial Product Sales Contract between Feicheng Longxin Material Storage & Transportation Co., Ltd. and Shandong Shengda Chemical Co., Ltd. dated as of January 15, 2003 (incorporated by reference to Exhibit 10.13 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.14
Industrial Product Sales Contract between Xintai Quangou Coal Mine and Shandong Shengda Chemical Co., Ltd. dated as of January 15, 2003 (incorporated by reference to Exhibit 10.14 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.15
Industrial Product Sales Contract between Xintai Zhaizhen Coal Mine and Shandong Shengda Chemicals Co., Ltd. dated as of January 19, 2003 (incorporated by reference to Exhibit 10.15 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.16
Industrial Product Sales Contract between Shandong Shengda Chemical Machinery Co., Ltd and Shandong Shengda Chemicals Co., Ltd. dated as of July 5, 2004 (incorporated by reference to Exhibit 10.16 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.17
Joint Research and Development Agreement between Shandong Shengda Technology Co., Ltd and Qingdao University of Science and Technology dated as of September 28, 2004 (incorporated by reference to Exhibit 10.17 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.18
Asset Purchase Agreement between Shandong Shengda Chemical Co., Ltd. and Dongfang Nanomaterials Pte., Ltd. dated as of November 24 2004, as amended and supplemented on February 20, 2005 (incorporated by reference to Exhibit 10.18 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.19
Asset Purchase Agreement between Shandong Shengda Nanomaterials Co., Ltd. and Dongfang Nanomaterials Pte., Ltd. dated as of November 24 2004, as amended and supplemented on February 20, 2005 (incorporated by reference to Exhibit 10.19 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.20
Joint Technology Development Contract between Shandong Haize Nanomaterials Co., Ltd. and Tsinghua University dated as of January 12, 2005, as supplemented on May 10, 2005 (incorporated by reference to Exhibit 10.20 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.21
Contract on the Joint Development & Application of NPCC by and among Shandong Shengda Technology Co., Ltd, Polymer Modification Research Lab of Qingdao University of Science and Technology and Tsingdao Siwei Chemicals Co., Ltd. dated as of March 4, 2003, as amended on January 31, 2005 to designate Shandong Haize Nanomaterials Co., Ltd as the assignee of Shandong Shengda Technology Co., Ltd. (incorporated by reference to Exhibit 10.21 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.22
Nano Technology License & Transfer Agreement between Shandong Shengda Technology Co., Ltd. and Shandong Haize Nanomaterials Co., Ltd. dated as of January 6, 2005 (incorporated by reference to Exhibit 10.22 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.23
Equipment Leasing Agreement between Shandong Shengda Technology Co., Ltd and Shandong Bangsheng Chemicals Co., Ltd. dated as of February 20, 2005 (incorporated by reference to Exhibit 10.23 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.24
Trademark Transfer Agreement between Shandong Shengda Technology Co., Ltd and Shandong Haize Nanomaterials Co., Ltd. dated as of February 22, 2005 (incorporated by reference to Exhibit 10.24 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.25
Trademark Transfer Agreement between Shandong Shengda Chemicals Co., Ltd. and Shandong Bangsheng Chemical Co., Ltd. dated as of February 22, 2005 (incorporated by reference to Exhibit 10.25 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.26
Land-use Right and Building Leasing Agreement between Shandong Haize Nanomaterials Co., Ltd. and Shandong Shengda Technology Co., Ltd, Ltd. dated as of February 22, 2005, as amended and supplemented on March 21, 2006 (incorporated by reference to Exhibit 10.26 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.27
Land-use Right and Building Leasing Agreement between Shandong Bangsheng Chemical Co., Ltd. and Shandong Shengda Technology Co., Ltd. dated as of February 22, 2005, as amended and supplemented on March 21, 2006 (incorporated by reference to Exhibit 10.27 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.28
Industrial Product Sales Contract between Shandong Shengda Chemical Machinery Co., Ltd and Shandong Bangsheng Chemicals Co., Ltd. dated as of March 2, 2005 (incorporated by reference to Exhibit 10.28 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.29
Industrial Product Sales Contract between Shandong Taifeng Mining Co., Ltd. and Shandong Bangsheng Chemicals Co., Ltd. dated as of March 5, 2005 (incorporated by reference to Exhibit 10.29 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.30
Anthracite Supply Contract between Shandong Bangsheng Chemicals Co., Ltd. and Jincheng Yapeng Trading Co., Ltd. dated as of March 6, 2005 (incorporated by reference to Exhibit 10.30 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.31
Construction Contract between Shandong Bangsheng Chemicals Co., Ltd. and Chen Houzhi dated as of March 1, 2005 (incorporated by reference to Exhibit 10.31 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.32
Construction Contract between Shandong Bangsheng Chemicals Co., Ltd. and Chen Houzhi dated as of April 1, 2005 (incorporated by reference to Exhibit 10.32 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.33
Urea Supply Contract between Shandong Feida Chemical Technology Co., Ltd. and Shandong Bangsheng Chemical Co., Ltd. dated as of May 26, 2005 (incorporated by reference to Exhibit 10.33 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.34
Anthracite Supply Contract between Shandong Haize Nanomaterials Co., Ltd. and Feicheng Longxin Material Storage & Transportation Co., Ltd. dated as of June 1, 2005 (incorporated by reference to Exhibit 10.34 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.35
Industrial Product Sales Contract between Shandong Taifeng Mining Co., Ltd. and Shandong Haize Nanomaterials Co., Ltd. dated as of June 13, 2005 (incorporated by reference to Exhibit 10.35 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.36
Industrial Product Sales Contract between Shandong Haize Nanomaterials Co., Ltd. and Dalian Jinyuan Construction Plastics Co. dated as of June 19, 2005 (incorporated by reference to Exhibit 10.36 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.37
Industrial Product Sales Contract between Shandong Haize Nanomaterials Co., Ltd. and Zhaoyuan LiAo Rubber Products Co. dated as of August 8, 2005 (incorporated by reference to Exhibit 10.37 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.38
Industrial Product Sales Contract between Shandong Haize Nanomaterials Co., Ltd. and Triangle Tire Co., Ltd dated as of August 10, 2005 (incorporated by reference to Exhibit 10.38 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.39
Share Transfer Agreement between Singapore Dongfang Nanomaterials Pte., Ltd. and Faith Bloom Limited dated as of December 31, 2005 (incorporated by reference to Exhibit 10.39 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.40
Share Transfer Agreement between Singapore Dongfang Nanomaterials Pte., Ltd. and Faith Bloom Limited dated as of December 31, 2005 (incorporated by reference to Exhibit 10.40 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.41
Lime Stone Supply Contract between Shandong Haize Nanomaterials Co., Ltd. and Laiwu Yujie Stone Materials Factory dated as of March 27, 2005 (incorporated by reference to Exhibit 10.41 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.42
Employment Contract between Shandong Haize Nanomaterials Co., Ltd. and Zhaowei Ma dated as of January 1, 2005 (incorporated by reference to Exhibit 10.42 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.43
Employment Contract between Shandong Bangsheng Chemicals Co., Ltd. and Xiqing Xu dated as of January 1, 2005 (incorporated by reference to Exhibit 10.43 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.44
Loan Agreement among Eastern Nano-Materials Holdings Pte. Ltd., Value Monetization Ltd. and International Factors (Singapore) Ltd. dated as of May 6, 2005, as terminated by two letters from Value Monetization and International Factors (Singapore) Ltd, dated December 30, 2005 and December 29, 2005, respectively (incorporated by reference to Exhibit 10.44 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.45
Employment Contract between Shandong Haize Nanomaterials Co., Ltd. and Xukui Chen dated as of January 1, 2005 (incorporated by reference to Exhibit 10.45 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.46
Financing Agreement between HFG International and Eastern Nanomaterials Pte. Co., Ltd., dated as of September 26, 2005, as amended and upplemented on March 29, 2006 to designate Faith Bloom as the assignee for Eastern Nanomaterials Pte. Co., Ltd. (incorporated by reference to Exhibit 10.46 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.47
Short Term Loan Agreement between Shandong Shengda Chemicals Co., Ltd. and Bank of China Taian Branch, dated as of February 1, 2003 (incorporated by reference to Exhibit 10.47 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.48
Short Term Loan Agreement between Shandong Shengda Nanomaterials Co., Ltd. and Bank of China, Taian Branch, dated as of January 9, 2003 (incorporated by reference to Exhibit 10.48 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.49
Memorandum of Understanding between Faith Bloom Limited and Shandong Shengda Technology Co., Ltd. dated as of March 21, 2006 (incorporated by reference to Exhibit 10.49 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.50
Engagement Letter of Sterne Agee & Leach, Inc., as managing placement agent, and Global Hunter Securities, as co-placement agent, of up to $15,000,000 of common stock of Faith Bloom Limited, dated as of March 16, 2006 (incorporated by reference to Exhibit 10.50 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

16.1	Letter from John Geib, Chartered Accountant (incorporated by reference to Exhibit 16.1 to the Registrant’s Current Report on Form 8-K filed on March 18, 2005)

16.2	Letter from Swartz Levitsky Feldman LLP, Chartered Accountants (incorporated by reference to Exhibit 16.2 to the Registrant’s Current Report on Form 8-K filed on March 18, 2005)

16.3	Letter from Rotenberg & Co., LLP (incorporated by reference to Exhibit 16.1 to the Registrant’s Current Report on Form 8-K filed on May 17, 2006)

21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to Registrant’s Registration Statement on Form SB-2 filed on March 31, 2006).

23.1	Consent of Kirkpatrick & Lockhart Preston Gates Ellis LLP (included in Exhibit 5.1).

23.2*	Consent of Hansen, Barnett & Maxwell

* Filed herewith.

Item 17. Undertakings

(a)  The undersigned Registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i)	Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	Include any additional or changed material information on the plan of distribution.

(2)  For determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)  To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4)  For determining liability of the undersigned registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)  That, for the purpose of determining liability under the Securities Act to any purchaser:

(1)  If the registrant is relying on Rule 430B:

(i)
Each prospectus filed by the undersigned registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)  If the registrant is subject to Rule 430C:

Each prospectus filed pursuant to Rue 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tai’an, Shandong Province, P. R. China, on the 9th day of October, 2007.

SHENGDATECH, INC. (Registrant)

By:	/s/ XIANGZHI CHEN
Name: Xiangzhi Chen
Title: President and Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated.

Signatures	Title	Date
/s/ Xiangzhi Chen Xiangzhi Chen	President and Chief Executive Officer (principal executive officer) and Director	October 9, 2007
/s/ Anhui Guo Anhui Guo	Chief Financial Officer (principal financial officer and principal accounting officer) and Director	October 9, 2007
/s/ Dongquan Zhang Dongquan Zhang	Director	October 9, 2007